As filed with the Securities and Exchange Commission on August 23, 2017

Securities Act File No. 333-205405
Investment Company Act File No. 811-22432

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

(Check appropriate box or boxes)
Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 10 ☒
and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒
Amendment No. 13 ☒

OXFORD LANE CAPITAL CORP.

(Exact name of Registrant as specified in charter)

8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

(Address of Principal Executive Offices)

Registrant’s telephone number, including Area Code: (203) 983-5275

Jonathan H. Cohen
Chief Executive Officer
Oxford Lane Capital Corp.
8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Vlad M. Bulkin, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, N.W., Suite 700
Washington, DC 20001
(202) 383-0100

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to section 8(c).

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED August 23, 2017

$500,000,000

Oxford Lane Capital Corp.

Common Stock
Preferred Stock
Subscription Rights
Debt Securities

We are a non-diversified, closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, or the “1940 Act.” Our investment objective is to maximize our portfolio’s risk-adjusted total return. We have implemented our investment objective by purchasing portions of equity and junior debt tranches of collateralized loan obligation, or “CLO,” vehicles. Structurally, CLO vehicles are entities formed to originate and manage a portfolio of loans.

An investment in our securities is subject to significant risks and involves a heightened risk of total loss of investment. The price of shares of our common stock may be highly volatile and our common stock may frequently trade at a discount to our net asset value. In addition, the residual interests of the CLO securities in which we invest are subject to a high degree of special risks, including: CLO structures are highly complicated and may be subject to disadvantageous tax treatment; CLO vehicles are highly levered and are made up of below investment grade loans in which we typically have a residual interest that is much riskier than the loans that make up the CLO vehicle; and the market price for CLO vehicles may fluctuate dramatically (including dramatic declines during certain periods in 2015 and 2016), which may make portfolio valuations unreliable and negatively impact our net asset value and our ability to make distributions to our stockholders. See “Risk Factors” beginning on page 21 to read about factors you should consider, including the risk of leverage, before investing in our securities.

We may offer, from time to time, in one or more offerings or series, up to $500,000,000 of our common stock, preferred stock, subscription rights to purchase shares of our common stock or debt securities, which we refer to, collectively, as our “securities.” The preferred stock, subscription rights and debt securities offered hereby may be convertible or exchangeable into shares of our common stock. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

In the event we offer common stock, the offering price per share of our common stock less any underwriting discounts or commissions will generally not be less than the net asset value per share of our common stock at the time we make the offering. However, we may issue shares of our common stock pursuant to this prospectus at a price per share that is less than our net asset value per share (i) in connection with a rights offering to our existing stockholders, (ii) with the prior approval of the majority of our common stockholders or (iii) under such other circumstances as the Securities and Exchange Commission, or the “SEC,” may permit.

Our securities may be offered directly to one or more purchasers, or through agents designated from time to time by us, or to or through underwriters or dealers. Each prospectus supplement relating to an offering will identify any agents or underwriters involved in the sale of our securities, and will disclose any applicable purchase price, fee, discount or commissions arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our securities through agents, underwriters or dealers without delivery of this prospectus and a prospectus supplement describing the method and terms of the offering of such securities.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “OXLC.” On August 22, 2017, the last reported sales price on the NASDAQ Global Select Market for our common stock was $10.81 per share, which was at a premium of 6.19% to the net asset value per share of our common stock as of June 30, 2017. Our 7.50% Series 2023 Term Preferred Shares, or “Series 2023 Term Preferred Shares,” and our 6.75% Series 2024 Term Preferred Shares, or “Series 2024 Term Preferred Shares,” are also traded on the NASDAQ Global Select Market under the symbols “OXLCO” and “OXLCM,” respectively. On August 22, 2017, the last reported sales prices on the NASDAQ Global Select Market of our Series 2023 Term Preferred Shares and our Series 2024 Term Preferred Shares were $25.59 and $25.27 per share, respectively. We are required to determine the net asset value per share of our common stock on a quarterly basis. Our net asset value per share of our common stock as of June 30, 2017 was $10.18.

This prospectus and any accompanying prospectus supplement contains important information about us that a prospective investor should know before investing in our securities. Please read this prospectus and any accompanying prospectus supplement before investing and keep it for future reference. We are required to file annual, semi-annual and quarterly reports, proxy statements and other information about us with the SEC. This information is available free of charge by contacting us by mail at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830, by telephone at (203) 983-5275 or on our website at http://www.oxfordlanecapital.com. The SEC also maintains a website at http://www.sec.gov that contains such information. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of our securities unless accompanied by a prospectus supplement. This prospectus and any accompanying prospectus supplement will together constitute the prospectus for an offering of the Company’s securities.

The date of this prospectus is              , 2017.

You should rely only on the information contained, collectively, in this prospectus and any accompanying prospectus supplement. We have not authorized any person to give any information or to make any representation other than those contained in this prospectus or any accompanying prospectus supplement. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus and any accompanying prospectus supplement is accurate as of the dates on their covers; however, the prospectus and any accompanying prospectus supplement will be updated to reflect any material changes.

OXFORD LANE CAPITAL CORP.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, in one or more offerings up to $500,000,000 of our common stock, preferred stock, subscription rights to purchase shares of our common stock or debt securities, on terms to be determined at the time of the offering. The securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between information in this prospectus and any accompanying prospectus supplement, you should rely only on the information contained in the prospectus supplement. Please carefully read this prospectus and the prospectus supplement together with any exhibits and the additional information described under the headings “Available Information” and “Risk Factors” before you make an investment decision.

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SUMMARY

The following summary contains basic information about this offering. It may not contain all the information that is important to an investor. For a more complete understanding of this offering, you should read this entire document and the documents to which we have referred.

Except where the context requires otherwise, the terms “Oxford Lane Capital,” the “Company,” the “Fund,” “we,” “us” and “our” refer to Oxford Lane Capital Corp.; “Oxford Lane Management” and “investment adviser” refer to Oxford Lane Management, LLC; “BDC Partners” and “administrator” refer to BDC Partners, LLC; and “Alaric” and “Alaric Compliance Services” refer to Alaric Compliance Services, LLC.

Overview

We are a non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. Our investment objective is to maximize our portfolio’s risk-adjusted total return.

We have implemented our investment objective by purchasing portions of equity and junior debt tranches of CLO vehicles. Our investment objective also includes warehouse facilities, which are financing structures intended to aggregate loans that may be used to form the basis of a CLO vehicle. Substantially all of the CLO vehicles in which we may invest would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in section 3(c)(1) or section 3(c)(7). Structurally, CLO vehicles are entities formed to originate and manage a portfolio of loans. The loans within the CLO vehicle are limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit. A CLO vehicle is formed by raising various classes or “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. The CLO vehicles which we focus on are collateralized primarily by senior secured loans made to companies whose debt is unrated or is rated below investment grade, or “Senior Loans,” and generally have very little or no exposure to real estate, mortgage loans or to pools of consumer-based debt, such as credit card receivables or auto loans. Below investment grade securities are often referred to as “junk.” We may also invest, on an opportunistic basis, in other corporate credits of a variety of types. We expect that each of our investments will range in size from $5 million to $50 million, although the investment size may vary consistent with the size of our overall portfolio. Oxford Lane Management manages our investments and its affiliate arranges for the performance of the administrative services necessary for us to operate.

CLO vehicles, due to their high leverage, are more complicated to evaluate than direct investments in Senior Loans. Since we invest in the residual interests of CLO securities, our investments are riskier than the profile of the Senior Loans by which such CLO vehicles are collateralized. Our investments in CLO vehicles are riskier and less transparent to us and our stockholders than direct investments in the underlying Senior Loans. Our portfolio of investments may lack diversification among CLO vehicles which would subject us to a risk of significant loss if one or more of these CLO vehicles experience a high level of defaults on its underlying Senior Loans. The CLO vehicles in which we invest have debt that ranks senior to our investment. The market price for CLO vehicles may fluctuate dramatically, which would make portfolio valuations unreliable and negatively impact our net asset value and our ability to make distributions to our stockholders. Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in such CLO vehicles defaults on its payment obligations or fails to perform as we expect.

Our investments in CLO vehicles may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income. Specifically, the CLO vehicles in which we invest generally constitute “passive foreign investment companies”, or “PFICs.” Because we acquire investments in PFICs (including equity tranche investments in CLO vehicles that are PFICs), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investments even if such income is distributed as a taxable dividend by us to our stockholders. See “Risk Factors — Risks Related to Our Investments” beginning on page 21 to read about factors you should consider before investing in our securities.

For the fiscal year ended March 31, 2017 and the quarter ended June 30, 2017, our total return based on market value was 66.38% and (7.37)%, respectively. Total return based on market value is calculated assuming that shares of the Fund’s common stock were purchased at the market price as of the beginning of the period, and that distribution, capital gains and other distributions were reinvested as provided for in the Fund’s distribution reinvestment plan, excluding any discounts, and that the total number of shares were sold at the closing market price per share on the last day of the period. The computation does not reflect any sales commission investors may incur in purchasing or selling shares of the Fund. Our total return figures are subject to change and, in the future, may be greater or less than the rates set forth above.

Distributions

In order to be subject to pass-through tax treatment as a regulated investment company, or “RIC,” and to eliminate our liability for corporate-level U.S. federal income tax on the income we distribute to our stockholders, we are required, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the “Code,” to distribute to our stockholders on an annual basis at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.

The following table reflects the cash distributions, including dividends and distributions reinvested per share that we have declared on our common stock in the last five fiscal years and the current fiscal year, as well as our quarterly per share net investment income and distributions in excess of net investment income:

Three Months Ended	Record Date	Payment Date	Distributions(1)		GAAP Net Investment Income		Distributions in excess of Net Investment Income
Fiscal 2018
September 30, 2017	September 15, 2017	September 29, 2017	$0.40		$—	(2)	$—	(2)
June 30, 2017	June 16, 2017	June 30, 2017	0.40		0.42		(0.02)
Fiscal 2017
March 31, 2017	March 16, 2017	March 31, 2017	0.60		0.46		0.14
December 31, 2016	December 16, 2016	December 30, 2016	0.60		0.38		0.22
September 30, 2016	September 16, 2016	September 30, 2016	0.60		0.37		0.23
June 30, 2016	June 16, 2016	June 30, 2016	0.60		0.30		0.30
Total Fiscal 2017			2.40		1.51		0.89
Fiscal 2016
March 31, 2016	March 16, 2016	March 31, 2016	0.60		0.36		0.24
December 31, 2015	December 16, 2015	December 31, 2015	0.60		0.46		0.14
September 30, 2015	September 30, 2015	October 30, 2015	0.60		0.33		0.27
June 30, 2015	June 16, 2015	June 30, 2015	0.60		0.44		0.16
Total Fiscal 2016			2.40		1.59		0.81
Fiscal 2015
March 31, 2015	March 17, 2015	March 31, 2015	0.60		0.41		0.19
December 31, 2014	December 17, 2014	December 31, 2014	0.60		0.29		0.31
September 30, 2014	September 16, 2014	September 30, 2014	0.60		0.28		0.32
June 30, 2014	June 16, 2014	June 30, 2014	0.60		0.38		0.22
Total Fiscal 2015			2.40		1.36		1.04
Fiscal 2014
March 31, 2014	March 17, 2014	March 31, 2014	0.60		0.29		0.31
	March 17, 2014	March 31, 2014	0.10	(3)	—		—
December 31, 2013	December 17, 2013	December 31, 2013	0.55		0.32		0.23
September 30, 2013	September 16, 2013	September 30, 2013	0.55		0.35		0.20
June 30, 2013	June 14, 2013	June 28, 2013	0.55		0.28		0.27
Total Fiscal 2014			2.35		1.24		1.11
Fiscal 2013
March 31, 2013	March 15, 2013	March 29, 2013	0.55		0.30		0.25
December 31, 2012	December 17, 2012	December 31, 2012	0.55		0.33		0.22
September 30, 2012	September 14, 2012	September 28, 2012	0.55		0.26		0.29
June 30, 2012	June 15, 2012	June 29, 2012	0.55		0.26		0.29
Total Fiscal 2013			2.20		1.15		1.05
			$12.55		$7.27		$5.68

(1)	All of our cash distributions in the table above were funded from taxable income. The tax characterization of cash distributions for the fiscal years ended March 31, 2017 and 2018 will not be known until the tax returns for those years are finalized.
(2)	We have not yet reported earnings for this period.
(3)	Represents a special dividend for the fiscal year ended March 31, 2014.

For the fiscal year ended March 31, 2017, we paid dividends totaling $5,844,609 and $4,102,473 on the Series 2023 Term Preferred Shares and 8.125% Series 2024 Term Preferred Shares, respectively. For the fiscal year ended March 31, 2016, we paid dividends totaling $421,888, $7,383,791 and $4,862,802 on the 8.50% Series 2017 Term Preferred Shares, or the “Series 2017 Term Preferred Shares,” the Series 2023 Term Preferred Shares and the 8.125% Series 2024 Term Preferred Shares, respectively. For the fiscal year ended March 31, 2015, we paid $1,344,083, $5,286,287 and $2,912,844 on the Series 2017 Term Preferred Shares, the Series 2023 Term Preferred Shares and the 8.125% Series 2024 Term Preferred Shares, respectively. For fiscal year 2014, we paid $1,344,083 and $2,638,151 in preferred dividends on the Series 2017 Term Preferred Shares and the Series 2023 Term Preferred Shares, respectively. For fiscal year 2013, we paid $459,228 in preferred dividends on the Series 2017 Term Preferred Shares. The 2017 Term Preferred Shares were fully redeemed in July 2015 and the 8.125% Series 2024 Term Preferred Shares were fully redeemed in July 2017.

For accounting purposes the distributions declared on our common stock for the fiscal years ended March 31, 2017, 2016, 2015, 2014 and 2013 were in excess of the reported earnings under Generally Accepted Accounting Principles, or “GAAP.” However, as a RIC, earnings and distributions are determined on a tax basis. Furthermore, taxable earnings are determined according to tax regulations and differ from reported income for accounting purposes under GAAP. For the fiscal years ended March 31, 2016, 2015, 2014, 2013 and 2012, taxable earnings exceeded our distributions, and there was no tax return of capital for these years.

The tax characterization of distributions for the year ended March 31, 2017 will not be known until the tax return is finalized. To the extent that taxable earnings for any fiscal year are less than the amount of the distributions paid during the year, there would be a tax return of capital to shareholders. Distributions in excess of current and accumulated taxable earnings and profits will generally not be taxable to the shareholders, because a tax return of capital represents a return of a portion of a shareholder’s original investment in our common stock, net of fund fees and expenses, to the extent of a shareholder’s basis in our stock. Generally, a tax return of capital will reduce an investor’s basis in our stock for federal tax purposes, which will result in the shareholder recognizing additional gain (or less loss) when the stock is sold. Assuming that a shareholder holds our stock as a capital asset, any such additional gain would be a capital gain. Shareholders should not assume that the source of all distributions is from our net profits and shareholders may periodically receive the payment of a distribution consisting of a return of capital. The tax character of any distributions will be determined after the end of the fiscal year. Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

We have elected to be treated, and intend to continue to qualify annually, as a RIC under Subchapter M of the Code beginning with our 2011 taxable year. To maintain RIC tax treatment, we must, among other things, distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain U.S. federal excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (1) 98% of our ordinary income for the calendar year; (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year; and, (3) 100% of any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. In addition, although we currently intend to distribute realized net capital gains (i.e., net long term capital gains in excess of short term capital losses), if any, at least annually, we may in the future decide to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated as if you had received an actual distribution of the capital gains we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. See “Material U.S. Federal Income Tax Considerations.” We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, to the extent that we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

We may make distributions by issuing additional shares of our common stock under our distribution reinvestment plan, unless you elect to receive your dividends and/or long-term capital gains distributions in cash. We reserve the right to purchase shares in the open market in connection with our implementation of the distribution reinvestment plan. See “Distribution Reinvestment Plan.” If you hold shares in the name of a broker or financial intermediary, you should contact the broker or financial intermediary regarding your election to receive distributions in cash. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

Distribution Policy

Oxford Lane is subject to significant and variable differences between its accounting income under GAAP and its taxable income particularly as it relates to our CLO equity investments. We invest in CLO entities which generally constitute PFICs and which are subject to complex tax rules; the calculation of taxable income attributed to a CLO equity investment can be dramatically different from the calculation of income for financial reporting purposes under GAAP. Taxable income is based upon the distributable share of earnings as determined under tax regulations for each CLO equity investment, which may be consistent with the cash flows generated by those investments (although significant differences are possible), while accounting income is currently based upon an effective yield calculation (this requires the calculation of a yield to expected redemption date based upon an estimation of the amount and timing of future cash flows, including recurring cash flows as well as future principal repayments). The Fund’s final taxable earnings for the fiscal year ended March 31, 2017 will not be known until our tax returns are filed but our experience has been that cash flows from CLO equity investments have historically represented a generally reasonable estimate of taxable earnings; however, we can offer no assurance that will be the case in the future, particularly during periods of market disruption and volatility. There may be significant differences between Oxford Lane Capital’s GAAP earnings and its taxable earnings, particularly related to CLO equity investments where its taxable earnings are based upon the taxable reported earnings provided by the CLO equity positions in which we invest, while GAAP earnings are based are upon an effective yield calculation. In general, the Fund currently expects its taxable earnings to be higher than its reportable GAAP earnings.

While reportable GAAP income from our CLO equity investments for the year ended March 31, 2017 was approximately $55.7 million, we received or were entitled to receive approximately $79.7 million in distributions from our CLO equity investments. While the tax characterization of our distributions for the fiscal year ended March 31, 2017 will not be known until our tax returns are finalized, we do not expect to have a tax return of capital for this period. In general, we currently expect our annual taxable income to be higher than our GAAP earnings on the basis of the difference between cash distributions from CLO equity investments actually received or entitled to be received and the effective yield income calculated under GAAP. Our distribution policy is based upon our estimate of our taxable net investment income.

Oxford Lane Management

Our investment activities are managed by Oxford Lane Management, which is an investment adviser that has registered under the Investment Advisers Act of 1940, or the “Advisers Act.” Under our investment advisory agreement with Oxford Lane Management, which we refer to as our “Investment Advisory Agreement,” we have agreed to pay Oxford Lane Management an annual base management fee based on our gross assets, as well as an incentive fee based on our performance. See “Investment Advisory Agreement.”

We expect to benefit from the ability of our investment adviser’s team to identify attractive opportunities, conduct diligence on and value prospective investments, negotiate terms where appropriate, and manage and monitor a diversified portfolio although we do not intend to operate as a “diversified” investment company within the meaning of the 1940 Act. Our investment adviser’s senior investment team members have broad investment backgrounds, with prior experience at investment banks, commercial banks, unregistered investment funds and other financial services companies, and have collectively developed a broad network of contacts to provide us with our principal source of investment opportunities.

Our investment adviser is led by Jonathan H. Cohen, our Chief Executive Officer, and Saul B. Rosenthal, our President. Messrs. Cohen and Rosenthal are assisted by Darryl M. Monasebian, Executive Vice President, and Debdeep Maji, who serves as Senior Managing Director for Oxford Lane Management. We consider Messrs. Cohen, Rosenthal, Monasebian and Maji to be Oxford Lane Management’s senior investment team.

Messrs. Cohen, Rosenthal, Monasebian and Maji together with the other members of Oxford Lane Management’s investment team, have developed an infrastructure that we believe provides Oxford Lane Capital with a competitive advantage in locating and acquiring attractive CLO investments.

Charles M. Royce is a non-managing member of Oxford Lane Management. Mr. Royce serves as Chairman of the Board of Managers of Royce & Associates, LLC, or “Royce & Associates.” From 1972 until 2017, Mr. Royce served as Chief Executive Officer of Royce & Associates. He also manages or co-manages eight of Royce & Associates’ open- and closed-end registered funds. Mr. Royce currently serves on the Board of Trustees of The Royce Funds and Board of Directors of TICC Capital Corp. Mr. Royce is also a non-managing member of TICC Management, LLC, the investment adviser for TICC Capital Corp. Mr. Royce, as a non-managing member of Oxford Lane Management, does not take part in the management or participate in the operations of Oxford Lane Management.

In addition, we will reimburse BDC Partners, an affiliate of Oxford Lane Management, our allocable portion of overhead and other expenses incurred by BDC Partners in performing its obligations under an administration agreement by and among us and BDC Partners, or the “Administration Agreement,” including rent, the fees and expenses associated with performing administrative functions, and our allocable portion of the compensation of our Chief Financial Officer and any administrative support staff, including accounting personnel. We will also pay indirectly the costs associated with the functions performed by our Chief Compliance Officer under the terms of an agreement between us and Alaric Compliance Services, a compliance consulting firm. These arrangements could create conflicts of interest that our Board of Directors must monitor.

Investment Focus

Our investment objective is to maximize our portfolio’s risk-adjusted total return. Our current focus is to seek that return by investing in structured finance investments, specifically the equity and junior debt tranches of CLO vehicles, which are collateralized primarily by a diverse portfolio of Senior Loans, and which generally have very little or no exposure to real estate loans, or mortgage loans or to pools of consumer-based debt, such as credit card receivables or auto loans. Our investment strategy also includes investing in warehouse facilities, which are financing structures intended to aggregate Senior Loans that may be used to form the basis of a CLO vehicle. As of June 30, 2017, we held debt investments in seven different CLO structures and equity investments in approximately 50 different CLO structures. We may also invest, on an opportunistic basis, in a variety of other types of corporate credits.

The CLO investments we currently hold in our portfolio generally represent either a residual economic interest, in the case of an equity tranche, or a debt investment collateralized by a portfolio of Senior Loans. The value of our CLO investments generally depend on both the quality and nature of the underlying portfolio it references and also on the specific structural characteristics of the CLO itself.

CLO Structural Elements

Structurally, CLO vehicles are entities formed to originate and manage a portfolio of loans. The loans within the CLO vehicle are generally limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit.

A CLO vehicle is formed by raising multiple “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. As interest payments are received the CLO vehicle makes contractual interest payments to each tranche of debt based on their seniority. If there are funds remaining after each tranche of debt receives its contractual interest rate and the CLO vehicle meets or exceeds required collateral coverage levels (or other similar covenants) the remaining funds may be paid to the equity tranche. The contractual provisions setting out this order of payments are set out in detail in the CLO vehicle’s indenture. These provisions are referred to as the “priority of payments” or the “waterfall” and determine any other obligations that may be required to be paid ahead of payments of interest and principal on the securities issued by a CLO vehicle. In addition, for payments to be made to each tranche, after the most senior tranche of debt, there are various tests which must be complied with, which are different for each CLO vehicle.

CLO indentures typically provide for adjustments to the priority of payments in the event that certain cashflow or collateral requirements are not maintained. The collateral quality tests that may divert cashflows in the priority of payments are predominantly determined by reference to the par values of the underlying loans, rather than their current market values. Accordingly, we believe that CLO equity and junior debt investments allow investors to gain exposure to the Senior Loan market on a levered basis without being structurally subject to mark-to-market price fluctuations of the underlying loans. As such, although the current valuations of CLO equity and junior debt tranches are expected to fluctuate based on price changes within the loan market, interest rate movements and other macroeconomic factors, those tranches will generally be expected to continue to receive distributions from the CLO vehicle periodically so long as the underlying portfolio does not suffer defaults, realized losses or other covenant violations sufficient to trigger changes in the waterfall allocations. We therefore believe that an investment portfolio consisting of CLO equity and junior debt investments of this type has the ability to provide attractive risk-adjusted rates of return.

The diagram below is for illustrative purposes only. The CLO structure highlighted below is only a hypothetical structure and structures among CLO vehicles in which we may invest may vary substantially from the hypothetical example set forth below.

We typically invest in the equity tranches, which are not rated, and to a lesser extent the “B” and “BB” tranches of CLO vehicles. As of June 30, 2017, 94% of our portfolio on a fair value basis was invested in the equity tranches of CLO vehicles.

The Syndicated Senior Loan Market

We believe that while the syndicated leveraged corporate loan market is relatively large, with Standard and Poor’s estimating the total par value outstanding at approximately $927 billion as of August 9, 2017, this market remains largely inaccessible to a significant portion of investors that are not lenders or approved institutions. The CLO market permits wider exposure to syndicated Senior Loans, but this market is almost exclusively private and predominantly institutional.

The Senior Loan market is characterized by various factors, including:

•	Floating rate instruments. A Senior Loan typically contains a floating versus a fixed interest rate, which we believe provides some measure of protection against the risk of interest rate fluctuation. However, all of our CLO investments have many Senior Loans which are subject to interest rate floors and since interest rates on Senior Loans may only reset periodically and the amount of the increase following an interest rate reset may be below the interest rate floors of such Senior Loans, our ability to benefit from rate resets following an increase in interest rates may be limited.

•	Frequency of interest payments. A Senior Loan typically provides for scheduled interest payments no less frequently than quarterly.

In the current environment, we believe the above attributes seem particularly desirable.

Investment Opportunity

We believe that the market for CLO-related assets continues to provide us with opportunities to generate attractive risk-adjusted returns within our strategies over the long term. We believe that a number of factors support this conclusion, including:

—	the long-term and relatively low-cost capital that many CLO vehicles have secured, compared with current asset spreads, have created opportunities to purchase certain CLO equity and junior debt instruments that may produce attractive risk-adjusted returns. Additionally, given that the CLO vehicles we invest in are cash flow-based vehicles, this term financing may be extremely beneficial in periods of market volatility.
—	the market to invest in warehouse facilities, which are short and medium-term loan facilities that are generally expected to form the basis of CLO vehicles (which the Fund may participate in or be repaid by), has created additional attractive risk-adjusted investment opportunities for us.
—	investing in CLO securities, and CLO equity instruments and warehouse facilities in particular, requires a high level of research and analysis. We believe that transactions in this market can only be adequately conducted by knowledgeable market participants as this market and these structures tend to be highly specialized.
—	the U.S. risk retention requirements imposed for CLO managers under Section 941 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has created some uncertainty in the market in regards to future CLO issuances. Given that certain CLO managers may require capital provider partners to satisfy this requirement, we believe that this may create additional opportunities (and additional risks) for us in the future.
—	the U.S. CLO market is relatively large with total assets under management of approximately $512 billion.(1) We estimate that the amount outstanding of the junior-most debt tranches (specifically the tranches originally rated “BB” and “B”) and equity tranches together are approximately $81 billion.(2)

We continue to review a large number of CLO investment opportunities in the current market environment, and we expect that the majority of our portfolio holdings, over the near to intermediate-term, will continue to be comprised of CLO debt and equity securities, with the more significant focus over the near-term likely to be on CLO equity securities and warehouse facilities.

Summary Risk Factors

The value of our assets, as well as the market price of our securities, will fluctuate. Our investments may be risky, and you may lose all or part of your investment in us. Investing in Oxford Lane Capital involves other risks, including the following:

•	Our portfolio of investments may lack diversification among CLO vehicles which may subject us to a risk of significant loss if one or more of these CLO vehicles experiences a high level of defaults on its underlying Senior Loans;
•	The Senior Loan portfolios of the CLO vehicles in which we will invest may be concentrated in a limited number of industries, which may subject those vehicles, and in turn us, to a risk of

1.	As of August 9, 2017. Source LCD, an offering of S&P Global Market Intelligence.
2.	Oxford Lane has estimated this amount based in part on the LCD report (noted in footnote 1 above), dated August 10, 2017.

significant loss if there is a downturn in a particular industry in which a number of our CLO vehicles’ investments are concentrated;

•	The application of the risk retention rules under Section 941 of the Dodd-Frank Act to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for the Company.
•	Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in such CLO vehicles defaults on its payment obligations or fails to perform as we expect;
•	Investing in CLO vehicles, Senior Loans and other high-yield corporate credits involves a variety of risks, any of which may adversely impact our performance;
•	The CLO equity market has experienced significant downturns from time to time, which has negatively impacted our net asset value per share and, if those reduced values are realized over time, you may not receive dividends or our dividends may decline or may not grow over time;
•	We have a limited operating history as a closed-end investment company;
•	Our investment portfolio is recorded at fair value, with our Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, its estimate of fair value and, as a result, there will be uncertainty as to the value of our portfolio investments;
•	We are dependent upon Oxford Lane Management’s key personnel for our future success;
•	Our incentive fee structure and the formula for calculating the fee payable to Oxford Lane Management may incentivize Oxford Lane Management to pursue speculative investments, use leverage when it may be unwise to do so, or refrain from de-levering when it would otherwise be appropriate to do so;
•	A general increase in interest rates may have the effect of making it easier for our investment adviser to receive incentive fees, without necessarily resulting in an increase in our net earnings;
•	A disruption or downturn in the capital markets and the credit markets could impair our ability to raise capital and negatively affect our business;
•	Regulations governing our operation as a registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. The raising of debt capital may expose us to risks, including the typical risks associated with leverage;
•	We may borrow money and/or issue preferred stock to leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us;
•	We may experience fluctuations in our quarterly results;
•	We will be subject to corporate-level U.S. federal income tax if we are unable to maintain our RIC status under Subchapter M of the Code;
•	There is a risk that our stockholders may not receive distributions or that our distributions may not grow or may be reduced over time, including on a per share basis as a result of the dilutive effects of this offering;
•	Common shares of closed-end management investment companies, including Oxford Lane Capital, have in the past frequently traded at discounts to their net asset values, and we cannot assure you that the market price of shares of our common stock will not decline below our net asset value per share;
•	Our common stock price may be volatile and may decrease substantially;
•	Any amounts that we use to service our indebtedness or preferred dividends, or that we use to redeem our preferred stock, will not be available for distributions to our common stockholders;

•	Our common stock is subject to a risk of subordination relative to holders of our debt instruments and holders of our preferred stock; and
•	Holders of our preferred stock have the right to elect two members of our Board of Directors and class voting rights on certain matters.

See “Risk Factors” beginning on page 21, and the other information included in this prospectus and any accompanying prospectus supplement, for additional discussion of factors you should carefully consider before investing in our securities.

Operating and Regulatory Structure

Oxford Lane Capital is a Maryland corporation that is a non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. As a registered closed-end fund, we are required to meet regulatory tests. See “Regulation as a Registered Closed-End Management Investment Company.” We may also borrow funds to make investments. In addition, we have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code. See “Material U.S. Federal Income Tax Considerations.”

Our investment activities are managed by Oxford Lane Management and supervised by our Board of Directors. Oxford Lane Management is an investment adviser that is registered under the Advisers Act. Under our Investment Advisory Agreement, we have agreed to pay Oxford Lane Management an annual base management fee based on our gross assets as well as an incentive fee based on our performance. See “Investment Advisory Agreement.” We have also entered into an administration agreement with BDC Partners, which we refer to as the Administration Agreement, under which we have agreed to reimburse BDC Partners for our allocable portion of overhead and other expenses incurred by BDC Partners in performing its obligations under the Administration Agreement, including furnishing us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as providing us with other administrative services. See “Administration Agreement.”

BDC Partners also serves as the managing member of Oxford Lane Management. Messrs. Cohen and Rosenthal, in turn, serve as the managing member and non-managing member, respectively, of BDC Partners.

Recent Developments

Financial Results as of June 30, 2017

•	Net asset value per share as of June 30, 2017 stood at $10.18 compared with a net asset value per share at March 31, 2017 of $10.20.
•	Net investment income, calculated in accordance with generally accepted accounting principles (“GAAP”), was approximately $9.8 million, or approximately $0.42 per share, for the quarter ended June 30, 2017.
•	Our core net investment income (“Core NII”) was approximately $12.1 million, or approximately $0.52 per share, for the quarter ended June 30, 2017.
º	Core NII represents net investment income adjusted for additional cash income distributions received, or entitled to be received (if any, in either case), on our collateralized loan obligation (“CLO”) equity investments. (See additional information under “Supplemental Information Regarding Core Net Investment Income” below.)
º	While our experience has been that cash flow distributions have historically represented useful indicators of our CLO equity investments’ annual taxable income, we believe that current and future cash flow distributions may represent less accurate indicators of taxable income with respect to our CLO equity investments than they have in the past.

•	Total investment income, calculated in accordance with GAAP, amounted to approximately $17.9 million for the quarter ended June 30, 2017.
º	For the quarter ended June 30, 2017, we recorded GAAP investment income from our portfolio as follows:
▪	approximately $17.0 million from our CLO equity investments,
▪	approximately $0.3 million from our CLO debt investments, and
▪	approximately $0.6 million from other sources.
º	The weighted average yield of our CLO debt investments at current cost was approximately 9.4% as of June 30, 2017.
º	The weighted average effective yield of our CLO equity investments at current cost was approximately 18.7% as of June 30, 2017.
º	The weighted average cash yield of our CLO equity investments at current cost was approximately 26.4% as of June 30, 2017.
•	Net increase in net assets from operations was approximately $8.5 million, or approximately $0.37 per share, for the quarter ended June 30, 2017, including:
º	Net investment income of approximately $9.8 million for the quarter ended June 30, 2017;
º	Net realized gains of approximately $1.5 million for the quarter ended June 30, 2017; and
º	Net unrealized depreciation of approximately $2.8 million for the quarter ended June 30, 2017.
•	During the quarter ended June 30, 2017, we made additional CLO investments of approximately $95.7 million.
•	During the quarter ended June 30, 2017, we received approximately $39.1 million from sales of our CLO investments. Additionally, we received cash proceeds of approximately $7.0 million from the repayment of a CLO warehouse facility.
•	During the quarter ended June 30, 2017, we issued a total of 1,369,519 shares of common stock pursuant to an “at-the-market” offering, resulting in net proceeds of approximately $14.6 million after deducting the sales agent’s commissions and offering expenses.
•	On June 14, 2017, we sold 2,729,415 shares of our newly designated 6.75% Series 2024 Term Preferred Shares at a public offering price of $25 per share, raising approximately $66.0 million in net proceeds, after deducting underwriting commissions and offering expenses. These shares are currently traded on the NASDAQ Global Select Market under the symbol OXLCM.
•	On July 14, 2017 (the “Redemption Date”), we redeemed all of the issued and outstanding shares (an aggregate of 2,020,179 shares) of our 8.125% Series 2024 Term Preferred Stock, which was traded on the NASDAQ Global Select Market under the symbol OXLCN, for a redemption price of $25 per share plus $0.07336 in accrued but unpaid dividends per share to the Redemption Date, for an aggregate redemption price of $25.07336 per share.
•	Our Board of Directors has previously declared the following distribution on our common stock:

Quarter Ending	Record Date	Payment Date	Amount Per Share
September 30, 2017	September 15, 2017	September 29, 2017	$0.40

Our Board of Directors has also declared the required monthly dividends on our Series 2023 Term Preferred Shares and Series 2024 Term Preferred Shares (each, a “Share”), as follows:

	Per Share Dividend Amount Declared	Record Dates	Payment Dates
Series 2023	$0.15625	September 15, October 17, November 16	September 29, October 31, November 30
Series 2024	$0.140625	September 15, October 17, November 16	September 29, October 31, November 30

In accordance with their terms, each of the Series 2023 Term Preferred Shares and Series 2024 Term Preferred Shares will pay a monthly dividend at a fixed rate of 7.50% and 6.75%, respectively, of the $25.00 per share liquidation preference, or $1.875 and $1.6875 per share per year, respectively. This fixed annual dividend rate is subject to adjustment under certain circumstances, but will not in any case be lower than 7.50% and 6.75% per year, respectively, for each of the Series 2023 Term Preferred Shares and Series 2024 Term Preferred Shares.

Supplemental Information Regarding Core Net Investment Income

On a supplemental basis, we provide information relating to core net investment income, which is a non-GAAP measure. This measure is provided in addition to, but not as a substitute for, net investment income determined in accordance with GAAP. Our non-GAAP measures may differ from similar measures by other companies, even if similar terms are used to identify such measures. Core net investment income represents net investment income adjusted for additional cash income distributions received, or entitled to be received (if any, in either case), on our CLO equity investments.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method based upon an effective yield to the expected redemption utilizing estimated cash flows compared to the cost, resulting in an effective yield for the investment; the difference between the actual cash received or income distributions entitled to be received and the effective yield calculation is an adjustment to cost. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by us during the period (referred to below as “CLO equity adjustments”).

Further, in order to continue to qualify to be taxed as a regulated investment company (“RIC”), we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, core net investment income may provide a better indication of estimated taxable income for a reporting period than does GAAP net investment income, although we can offer no assurance that will be the case as the ultimate tax character of our earnings cannot be determined until tax returns are prepared after the end of a fiscal year. We note that these non-GAAP measures may not be useful indicators of taxable earnings, particularly during periods of market disruption and volatility.

The following table provides a reconciliation of net investment income to core net investment income for the three months ended June 30, 2017:

	Three Months Ended June 30, 2017
	Amount	Per Share Amount
Net investment income	$9,782,326	$0.424
CLO equity adjustments	2,311,291	0.100
Core net investment income	$12,093,617	$0.524

Our Corporate Information

Our offices are located at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830, and our telephone number is (203) 983-5275.

OFFERINGS

We may offer, from time to time, up to $500,000,000 of our common stock, preferred stock, subscription rights to purchase shares of our common stock or debt securities, on terms to be determined at the time of the offering. We will offer our securities at prices and on terms to be set forth in one or more supplements to this prospectus. The offering price per share of our securities, less any underwriting commissions or discounts, generally will not be less than the net asset value per share of our securities at the time of an offering. However, we may issue shares of our securities pursuant to this prospectus at a price per share that is less than our net asset value per share (i) in connection with a rights offering to our existing stockholders, (ii) with the prior approval of the majority of our common stockholders or (iii) under such other circumstances as the SEC may permit. Any such issuance of shares of our common stock below net asset value may be dilutive to the net asset value of our common stock. See “Risk Factors — Risks Relating to an Investment in our Common Stock.”

Our securities may be offered directly to one or more purchasers, or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to an offering will identify any agents or underwriters involved in the sale of our securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our securities through agents, underwriters or dealers without delivery of this prospectus and a prospectus supplement describing the method and terms of the offering of such securities.

Set forth below is additional information regarding offerings of our securities:

Use of Proceeds
We intend to use the net proceeds from the sale of our securities pursuant to this prospectus for acquiring investments in accordance with our investment objective and strategies described in this prospectus and/or for general working capital purposes. Each supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering. See “Use of Proceeds.”
NASDAQ Global Select Market symbols
“OXLC” (common stock)
“OXLCO” (Series 2023 Term Preferred Shares)
“OXLCM” (Series 2024 Term Preferred Shares)
Distributions
To the extent that we have income available, we intend to distribute quarterly distributions to our common stockholders. The amount of our distributions, if any, will be determined by our Board of Directors. Any distributions to our stockholders will be declared out of assets legally available for distribution. The specific tax characteristics of our distributions will be reported to shareholders after the end of each calendar year.
Taxation
We have elected to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we generally do not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Price Range of Common Stock and Distributions” and “Material U.S. Federal Income Tax Considerations.”

Investment Advisory Fees
We pay Oxford Lane Management a fee for its services under the Investment Advisory Agreement consisting of two components — a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2.00% of our gross assets, which includes any borrowings for investment purposes. The incentive fee is calculated and payable quarterly in arrears and equals 20.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter, subject to a preferred return, or “hurdle,” and a “catch up” feature. No incentive fees are payable to our investment adviser on any realized capital gains. See “Investment Advisory Agreement.”
Administration Agreement
We reimburse BDC Partners for our allocable portion of overhead and other expenses it incurs in performing its obligations under the Administration Agreement, including furnishing us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as providing us with other administrative services. In addition, we reimburse BDC Partners for our allocable portion of the compensation of our Chief Financial Officer and any administrative support staff, including accounting personnel. See “Administration Agreement.” We will also pay indirectly the costs associated with the functions performed by our Chief Compliance Officer under the terms of an agreement between us and Alaric Compliance Services.
Leverage
Other than our currently outstanding preferred stock, which is considered a form of leverage, we do not currently anticipate incurring indebtedness on our portfolio or paying any interest during the twelve months following completion of this offering. However, we may issue additional shares of preferred stock pursuant to the registration statement of which this prospectus forms a part. Although we have no current intention to do so, we may borrow funds to make investments. As a result, we may be exposed to the risks of leverage, which may be considered a speculative investment technique. In addition, the CLO vehicles in which we invest will be leveraged, which will indirectly expose us to the risks of leverage. The use of leverage magnifies the potential gain and loss on amounts invested and therefore increases the risks associated with investing in our securities. In addition, the costs associated with our borrowings, including any increase in the management fee payable to our investment adviser, Oxford Lane Management, will be borne by our common stockholders. Under the 1940 Act, we are only permitted to incur additional indebtedness to the extent our asset coverage, as defined under the 1940 Act, is at least 300% immediately after each such borrowing. In addition, with respect to our outstanding preferred stock, we will generally be required to meet an asset coverage ratio, as defined under the 1940 Act, of at least 200% immediately after each issuance of such preferred stock. See “Regulation as a Registered Closed-End Management Investment Company.”

Trading
Shares of closed-end investment companies frequently trade at a discount to their net asset value. The risk that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value.
Distribution Reinvestment Plan
We have adopted an “opt out” distribution reinvestment plan. If your shares of common stock are registered in your own name, your distributions will automatically be reinvested under ourdistribution reinvestment plan in additional whole and fractional shares of common stock, unless you “opt out” of our distribution reinvestment plan so as to receive cash distributions by delivering a written notice to our distribution paying agent. If your shares are held in the name of a broker or other nominee, you should contact the broker or nominee for details regarding opting out of our distribution reinvestment plan. Stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. See “Distribution Reinvestment Plan.”
Certain Anti-Takeover Measures
Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for our common stock. See “Description of Securities.”
Available Information
We are required to file periodic reports, proxy statements and other information with the SEC. This information is available at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC’s website at http://www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at (202) 551-8090. This information is available free of charge by contacting us at Oxford Lane Capital Corp., 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830, by telephone at (203) 983-5275, or on our website at http://www.oxfordlanecapital.com.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Oxford Lane Capital,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in Oxford Lane Capital Corp.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	—	(1)
Offering expenses borne by us (as a percentage of offering price)	—	(2)
Distribution reinvestment plan expenses	—	(3)
Total stockholder transaction expenses (as a percentage of offering price)	—
Annual expenses (as a percentage of net assets attributable to common stock):
Base management fee	3.35	%(4)
Incentive fees payable under our investment advisory agreement (20% of net investment income)	4.29	%(5)
Interest payments on borrowed funds	0.00	%(6)
Preferred stock dividend payment	4.45	%(7)
Other expenses (estimated)	1.21	%(8)
Total annual expenses (estimated)	13.30	%(9)

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. See Note 6 below for additional information regarding certain assumptions regarding our level of leverage subsequent to this offering.

In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$127	$352	$540	$890

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5.0% annual return, would either not be payable or would have an insignificant impact on the expense amounts shown above, is included in the example. Also, while the example assumes reinvestment of all distributions at net asset value, participants in our distribution reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of our common stock at the close of trading on the distribution payment date, which may be at, above or below net asset value. See “Distribution Reinvestment Plan” in this prospectus for additional information regarding our distribution reinvestment plan.

(1)	In the event that the securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load and the “Example” will be updated accordingly.
(2)	The prospectus supplement corresponding to each offering will disclose the applicable offering expenses and total stockholder transaction expenses as a percentage of the offering price.
(3)	The expenses of the distribution reinvestment plan are included in “other expenses.” The plan administrator’s fees will be paid by us. We will not charge any brokerage charges or other charges to stockholders who participate in the plan. However, your own broker may impose brokerage charges in connection with your participation in the plan.

(4)	Assumes gross assets of $491.7 million and $183.6 million of leverage (which reflects $90.4 million of Series 2023 Term Preferred Shares and $68.2 million of 6.75% Series 2024 Term Preferred Shares issued and outstanding as of June 30, 2017, and adjusted to reflect the issuance of an additional $25.0 million of preferred stock), and assumes net assets of $293.7 million (which has been adjusted to reflect the issuance of an additional $50.0 million of common stock). Annual expense does not reflect our 8.125% Series 2024 Term Preferred Shares, which were redeemed on July 14, 2017. The above calculation presents our base management fee as a percentage of our net assets. Our base management fee under the Investment Advisory Agreement, however, is based on our gross assets, which is defined as all the assets of Oxford Lane Capital, including those acquired using borrowings for investment purposes. As a result, to the extent we use additional leverage, it would have the effect of increasing our base management fee as a percentage of our net assets. See “Investment Advisory Agreement” in this prospectus for additional information.
(5)	Amount reflects the estimated annual incentive fees payable to our investment adviser, Oxford Lane Management, during the fiscal year following this offering. The estimate assumes that the incentive fee earned will be proportional to the fee earned during the quarter year ended June 30, 2017, annualized, and adjusted to include the estimated incentive fee based on the issuance of an additional $50.0 million of common stock and $25.0 million of preferred stock. Based on our current business plan, we anticipate that substantially all of the net proceeds of this offering will be invested within three months depending on the availability of investment opportunities that are consistent with our investment objective and other market conditions. We expect that it will take approximately one to three months to invest all of the proceeds of this offering, in part because equity and junior debt investments in CLO vehicles require substantial due diligence prior to investment.

The incentive fee, which is payable quarterly in arrears, equals 20.0% of the excess, if any, of our “Pre-Incentive Fee Net Investment Income” that exceeds a 1.75% quarterly (7.0% annualized) hurdle rate, which we refer to as the Hurdle, subject to a “catch-up” provision measured at the end of each calendar quarter. The incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. The operation of the incentive fee for each quarter is as follows:

•	no incentive fee is payable to our investment adviser in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the Hurdle of 1.75%;
•	100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle but is less than 2.1875% in any calendar quarter (8.75% annualized) is payable to our investment adviser. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the Hurdle but is less than 2.1875%) as the “catch-up.” The “catch-up” is meant to provide our investment adviser with 20.0% of our Pre-Incentive Fee Net Investment Income, as if a Hurdle did not apply when our Pre-Incentive Fee Net Investment Income exceeds 2.1875% in any calendar quarter; and
•	20.0% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized) is payable to our investment adviser (once the Hurdle is reached and the catch-up is achieved, 20.0% of all Pre-Incentive Fee Investment Income thereafter is allocated to our investment adviser).

No incentive fee is payable to our investment adviser on realized capital gains. For a more detailed discussion of the calculation of this fee, see “Investment Advisory Agreement” in this prospectus.

(6)	Assumes that we maintain our current level of no outstanding borrowings as of June 30, 2017 other than preferred stock, which is considered a form of leverage. We may issue additional shares of preferred stock pursuant to the registration statement of which this prospectus supplement forms a part. In the event we were to issue additional preferred stock, our borrowing costs, and correspondingly our total annual expenses, including our base management fee as a percentage of our net assets, would increase. See also note 7 below.
(7)	Assumes that we have an aggregate of (a) $90.4 million of preferred stock with a preferred rate of 7.50% per annum, which was the amount outstanding as of June 30, 2017, (b) $68.2 million of preferred stock with a preferred rate of 6.75% per annum, which was the amount outstanding as of June 30, 2017, and

(c) adjusted to reflect the issuance of an additional $25.0 million of preferred stock with a preferred rate of 6.75% per annum. Annual expense does not reflect our 8.125% Series 2024 Term Preferred Shares, which were redeemed on July 14, 2017.
(8)	“Other expenses” ($3.6 million) are estimated for the current fiscal year, which considers the actual expenses for the quarter ended June 30, 2017, annualized, and adjusted for any new and non-recurring expenses, such as the offering costs on an assumed issuance of an additional $50.0 of common stock and the amortization of debt offering costs and discount on an assumed issuance of an additional $25.0 million of preferred stock.
(9)	“Total annual expenses” is presented as a percentage of net assets attributable to common stockholders, because the holders of shares of our common stock (and not the holders of our preferred stock or debt securities, if any) bear all of our fees and expenses, all of which are included in this fee table presentation. The indirect expenses associated with the Company’s CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation then the Company’s total annual expenses would have been 30.91%.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand our financial performance. The financial data for the fiscal years ended March 31, 2017, March 31, 2016, March 31, 2015, March 31, 2014 and March 31, 2013 is derived from our financial statements which have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm. Historical data is not necessarily indicative of the results to be expected for any future period. The data should be read in conjunction with our financial statements and related notes thereto included in this prospectus.

	Year Ended March 31, 2017	Year Ended March 31, 2016	Year Ended March 31, 2015	Year Ended March 31, 2014	Year Ended March 31, 2013
Per Share Data
Net asset value at beginning of period	$7.04	$14.08	$16.26	$16.20	$17.05
Net investment income(1)	1.51	1.59	1.37	1.24	1.17
Net realized and unrealized capital gains (losses)(2)	3.90	(6.23)	(1.14)	1.56	3.54
Total from investment operations	5.41	(4.64)	0.23	2.80	4.71
Distributions per share from net investment income(3)	(2.40)	(2.44)	(2.26)	(1.97)	(2.13)
Distributions per share from realized gain on investments(3)	—	—	(0.14)	(0.38)	(0.07)
Distributions per share based on weighted average share impact(3)	(0.09)	(0.06)	(0.02)	(0.51)	(0.28)
Total distributions(3)	(2.49)	(2.50)	(2.42)	(2.86)	(2.48)
Effect of shares issued/repurchased, net of underwriting expense(4)	0.25	0.11	0.02	0.16	(2.52)
Effect of offering costs(4)	(0.01)	(0.01)	(0.01)	(0.04)	(0.56)
Effect of shares issued/repurchased, net(4)	0.24	0.10	0.01	0.12	(3.08)
Net asset value at end of period	$10.20	$7.04	$14.08	$16.26	$16.20
Per share market value at beginning of period	$8.45	$14.82	$16.70	$15.98	$14.60
Per share market value at end of period	$11.13	$8.45	$14.82	$16.70	$15.98
Total return(5)	66.38%	(28.97)%	3.34%	20.23%	26.21%
Shares outstanding at end of period	22,751,432	18,751,696	15,972,381	15,240,729	7,602,719
Ratios/Supplemental Data
Net assets at end of period (000’s)	$232,048	$131,950	$224,933	$247,829	$123,140
Average net assets (000’s)	$173,005	$185,211	$239,703	$154,112	$100,481
Ratio of net investment income to average daily net assets	17.42%	15.13%	8.88%	6.55%	5.90%
Ratio of expenses to average daily net assets	16.07%	17.03%	10.58%	8.38%	5.65%
Portfolio turnover rate	69.08%	32.02%	69.05%	28.81%	12.29%

(1)	Represents net investment income per share for the period, based upon average shares outstanding.
(2)	Net realized and unrealized capital gains and losses based upon average shares outstanding, include rounding adjustments to reconcile change in net asset value per share.

(3)	Management monitors estimated taxable earnings, including net investment income and realized capital gains, to determine if a tax return of capital may occur for the year. To the extent the Fund’s taxable earnings fall below the total amount of the Fund’s distributions for that fiscal year, a portion of those distributions may be deemed a tax return of capital to the Fund’s stockholders. The final determination of the nature of our distributions can only be made upon the filing of our tax return.
(4)	Based on actual shares outstanding for the period end.
(5)	Total return based on market value is calculated assuming that shares of the Fund’s common stock were purchased at the market price as of the beginning of the period, and that distribution, capital gains and other distributions were reinvested as provided for in the Fund’s distribution reinvestment plan, excluding any discounts, and that the total number of shares were sold at the closing market price per share on the last day of the period. The computation does not reflect any sales commission investors may incur in purchasing or selling shares of the Fund.

RISK FACTORS

Investing in our securities involves a number of significant risks. In addition to the other information contained in this prospectus and any accompanying prospectus supplement, you should consider carefully the following information before making an investment in our securities. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us might also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Investments

Our investments in CLO vehicles are riskier and less transparent to us and our stockholders than direct investments in the underlying Senior Loans.

We have initially invested principally in equity and junior debt tranches issued by CLO vehicles. Generally, there may be less information available to us regarding the underlying debt investments held by such CLO vehicles than if we had invested directly in the debt of the underlying companies. As a result, our stockholders will not know the details of the underlying securities of the CLO vehicles in which we will invest. Our CLO investments will also be subject to the risk of leverage associated with the debt issued by such CLOs and the repayment priority of senior debt holders in such CLO vehicles.

The accounting and tax implications of such investments are complicated. In particular, reported earnings from the equity tranche investments of these CLO vehicles are recorded under GAAP based upon an effective yield calculation. Current taxable earnings on these investments, however, will generally not be determinable until after the end of the fiscal year of each individual CLO vehicle that ends within the Company’s fiscal year, even though the investments are generating cash flow. In general, the tax treatment of these investments may result in higher distributable earnings in the early years and a capital loss at maturity, while for reporting purposes the totality of cash flows are reflected in a constant yield to maturity.

Our portfolio of investments may lack diversification among CLO vehicles which may subject us to a risk of significant loss if one or more of these CLO vehicles experience a high level of defaults on its underlying Senior Loans.

Our portfolio may hold investments in a limited number of CLO vehicles. Beyond the asset diversification requirements associated with our qualification as a RIC under the Code, we will not have fixed guidelines for diversification, we will not have any limitations on the ability to invest in any one CLO vehicle, and our investments may be concentrated in relatively few CLO vehicles. As our portfolio is less diversified than the portfolios of some larger funds, we are more susceptible to failure if one or more of the CLO vehicles in which we are invested experiences a high level of defaults on its underlying Senior Loans. Similarly, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment.

The Senior Loan portfolios of the CLO vehicles in which we invest may be concentrated in a limited number of industries or borrowers, which may subject those vehicles, and in turn us, to a risk of significant loss if there is a downturn in a particular industry in which a number of a CLO vehicle’s investments are concentrated.

The CLO vehicles in which we invest may have Senior Loan portfolios that are concentrated in a limited number of industries or borrowers. A downturn in any particular industry or borrower in which a CLO vehicle is heavily invested may subject that vehicle, and in turn us, to a risk of significant loss and could significantly impact the aggregate returns we realize. If an industry in which a CLO vehicle is heavily invested suffers from adverse business or economic conditions, a material portion of our investment in that CLO vehicle could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.

The application of the risk retention rules under Section 941 of the Dodd-Frank Act to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for us.

Section 941 of the Dodd-Frank Act added a provision to the Securities Exchange Act of 1934, as amended, requiring the seller, sponsor or securitizer of a securitization vehicle to retain no less than five percent of the credit risk in assets it sells into a securitization and prohibiting such securitizer from directly or indirectly hedging or otherwise transferring the retained credit risk. The responsible federal agencies adopted final rules implementing these restrictions on October 22, 2014. The risk retention rules became effective with respect to CLOs two years after publication in the Federal Register. Under the final rules, the asset manager of a CLO is considered the sponsor of a securitization vehicle and is required to retain five percent of the credit risk in the CLO, which may be retained horizontally in the equity tranche of the CLO or vertically as a five percent interest in each tranche of the securities issued by the CLO. Although the final rules contain an exemption from such requirements for the asset manager of a CLO if, among other things, the originator or lead arranger of all of the loans acquired by the CLO retain such risk at the asset level and, at origination of such asset, takes a loan tranche of at least 20% of the aggregate principal balance, it is possible that the originators and lead arrangers of loans in this market will not agree to assume this risk or provide such retention at origination of the asset in a manner that would provide meaningful relief from the risk retention requirements for CLO managers.

We believe that the U.S. risk retention requirements imposed for CLO managers under Section 941 of the Dodd-Frank Act has created some uncertainty in the market in regard to future CLO issuance. Given that certain CLO managers may require capital provider partners to satisfy this requirement, we believe that this may create additional risks for us in the future.

The CLO vehicles in which we invest have debt that ranks senior to our investment.

We intend to invest primarily in equity and junior debt tranches issued by CLO vehicles. As a result, the CLO vehicles in which we invest will issue and sell or have already issued and sold debt tranches that will rank senior to the tranches in which we invest. By their terms, such tranches may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the tranches in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO vehicle, holders of senior debt instruments would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such CLO vehicle may not have any remaining assets to use for repaying its obligation to us. In the case of tranches ranking equally with the tranches in which we invest, we would have to share on an equal basis any distributions with other creditors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant CLO vehicle. Therefore, we may not receive back the full amount of our investment in a CLO vehicle.

Failure by a CLO vehicle in which we are invested to satisfy certain tests will harm our operating results.

The failure by a CLO vehicle in which we invest to satisfy certain financial covenants, specifically those with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to us. In the event that a CLO vehicle failed these certain tests, senior debt holders may be entitled to additional payments that would, in turn, reduce the payments we would otherwise be entitled to receive. Separately, we may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO vehicle or any other investment we may make. If any of these occur, it could materially and adversely affect our operating results and cash flows.

Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in such CLO vehicles defaults on its payment obligations or fails to perform as we expect.

Our portfolio consists primarily of equity and junior debt investments in CLO vehicles, which involve a number of significant risks. CLO vehicles are typically very highly levered, and therefore the junior debt and equity tranches that we will invest in are subject to a higher degree of risk of total loss. As of March 31,

2017, the CLO vehicles in which we were invested had average leverage of 10.5 times and ranged from approximately 7.1 times to 12.7 times levered. In particular, investors in CLO vehicles indirectly bear risks of the underlying debt investments held by such CLO vehicles. We generally have the right to receive payments only from the CLO vehicles, and generally do not have direct rights against the underlying borrowers or the entity that sponsored the CLO vehicle. While the CLO vehicles we target generally enable the investor to acquire interests in a pool of Senior Loans without the expenses associated with directly holding the same investments, we will generally pay a proportionate share of the CLO vehicles’ administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying CLO vehicles will rise or fall, these prices (and, therefore, the prices of the CLO vehicles) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. The failure by a CLO vehicle in which we invest to satisfy certain financial covenants, specifically those with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to us. In the event that a CLO vehicle failed those tests, holders of debt senior to us may be entitled to additional payments that would, in turn, reduce the payments we would otherwise be entitled to receive. Separately, we may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting CLO vehicle or any other investment we may make. If any of these occur, it could materially and adversely affect the our operating results and cash flows.

The interests we have acquired in CLO vehicles are generally thinly traded or have only a limited trading market. CLO vehicles are typically privately offered and sold, even in the secondary market. As a result, investments in CLO vehicles may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLO vehicles carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the fact that our investments in CLO tranches will likely be subordinate to other senior classes of note tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO vehicle or unexpected investment results. Our net asset value may also decline over time if our principal recovery with respect to CLO equity investments is less than the price we paid for those investments.

Investing in CLO vehicles, Senior Loans and other high-yield corporate credits involves a variety of risks, any of which may adversely impact our performance.

Investment Risk.  An investment in our securities is subject to investment risk, including the possible loss of your entire investment. An investment in our securities represents an indirect investment in the portfolio of equity and junior tranches issued by CLO vehicles and other securities owned by us, and the value of these securities may fluctuate, sometimes rapidly and unpredictably. At any point in time an investment in our securities may be worth less than the original amount invested, even after taking into account distributions paid by us and the ability of shareholders to reinvest dividends.

Market Risk.  Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices and includes interest rate risk, foreign currency risk and “other price risks”, such as index price risk. We may use derivative instruments to hedge the investment portfolio against currency risks. Our investments in CLO vehicles typically have no significant assets other than the collateral. Accordingly, payments on the equity and junior debt instruments we intend to initially target are payable solely from the cash flows from the collateral, net of all management fees and other expenses. Quarterly distributions or interest payments to us as a holder of equity or junior debt instruments, respectively, will only be made after payments due on any outstanding senior debt tranches have been made in full for such quarter.

Rating Risk.  Rating agencies, including Moody’s and Standard and Poor’s, have and may continue to downgrade the tranches of CLO vehicles that we are targeting and, therefore, these investments may be seen as riskier than they were previously thought to be. We cannot assure you that the CLO vehicles in which we invest, or the tranches of those CLO vehicles that we hold, will not experience downgrades. To the extent our portfolio experiences such downgrades, the value of our investments, and our ability to liquidate such investments, would likely be impaired. A significant impairment of any of our investments may have a material adverse effect on our financial results and operations.

Interest Rate Risk.  Our investments have initially been focused on investments in equity and junior debt tranches issued by CLO vehicles. Our investments have some exposure to interest rate risk and our investments in equity tranches of CLO vehicles have dollar-for-dollar interest rate risk on the equity portion. We expect to have less significant interest rate-related fluctuations in our net asset value per share than investment companies investing primarily in fixed income securities. When interest rates decline, the value of a fixed income portfolio can normally be expected to rise. Conversely, when interest rates rise, the value of a fixed income portfolio can normally be expected to decline. Although the income available to us will vary, we expect that our acquisition of interests in CLO vehicles may minimize fluctuations in our net asset value resulting from changes in market interest rates.

However, because floating or variable rates only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuations in our net asset value. Similarly, a sudden and significant increase in market interest rates may cause a decline in our net asset value. In addition, any debt instruments that allow the borrower to opt between LIBOR-based interest rates and interest rates based on bank prime rates may have an impact on our net asset value. A material decline in our net asset value may impair our ability to maintain required levels of asset coverage, to the extent we elect to use debt to finance investments.

Credit Risk.  Credit risk is the risk that one or more investments in a portfolio will decline in price or fail to pay interest or principal when due because the issuer of the security experiences a decline in its financial condition. While a senior position in the capital structure of a corporate borrower may provide some protection to the CLO vehicles in which we invest, losses or other reductions in collateral may still occur in the portfolios of such CLO vehicles because the market value of such loans is affected by the creditworthiness of borrowers and by general economic and specific industry conditions. As we invest in equity and junior debt tranches of CLO vehicles, we are exposed to a greater amount of credit risk than a fund which invests in senior debt or investment grade securities. The prices of primarily non-investment grade securities are more sensitive to negative developments, such as a decline in a CLO vehicle’s collateral or cash flows or a general economic downturn, than are the prices of more senior debt securities. Securities of below investment grade quality, which are often referred to as “junk,” are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. We will typically be in a first loss or subordinated position with respect to realized losses on the collateral of each investment we make in a CLO vehicle. The leveraged nature of the CLO vehicle, in particular, magnifies the adverse impact of collateral defaults. In addition, we may purchase participations in leveraged corporate loans. Such participations have rights that are more limited than the rights provided under assignments. In a participation the contractual relationship is typically with the lender selling the participation, but not with the borrower. As a result, a participant assumes the credit risk of the lender selling the participation in addition to the credit risk of the borrower. In the event of the insolvency of the lender selling the participation, a participant may be treated as a general creditor of the lender and may not have a senior claim to the lender’s interest in the Senior Loan.

Liquidity Risk.  Liquidity risk is defined as the risk that we may not be able to settle or meet our obligations on time or at a reasonable price. We may invest up to 100% of our portfolio in securities that are considered illiquid. “Illiquid securities” are securities which cannot be sold within seven days in the ordinary course of business at approximately the value used by us in determining our net asset value. We may not be able to readily dispose of such securities at prices that approximate those at which we could sell such securities if they were more widely-traded and, as a result of such illiquidity, we may have to sell other investments or engage in borrowing transactions to raise cash to meet our obligations. Limited liquidity can also affect the market price of securities, thereby adversely affecting our net asset value and ability to make dividend distributions. Some instruments issued by CLO vehicles may not be readily marketable and may be subject to restrictions on resale. Securities issued by CLO vehicles are generally not listed on any U.S. national securities exchange and no active trading market may exist for the securities in which we invest. Although a secondary market may exist for our investments, the market for our investments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value. In addition, we believe that ownership of CLO equity and junior debt instruments has generally been distributed across a wide range of holders, some of whom we believe may continue to face near- to intermediate-term liquidity issues. Further, we believe that larger institutional investors with sufficient resources to source, analyze and negotiate the purchase of these assets may refrain from purchases of the size that we are targeting, thereby reducing the prospective investor population, which would limit our ability to sell our position in a CLO vehicle if we choose to or need to do so. We have no limitation on the amount of our assets which may be invested in securities that are not readily marketable or are subject to restrictions on resale. Further, Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market exists for many Senior Loans. As a result, many Senior Loans are illiquid, meaning that we may not be able to sell them quickly at a fair price. The market for illiquid securities is more volatile than the market for liquid securities.

Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Most if not all, of our investments are in securities issued by foreign entities, including CLO vehicles that are formed in foreign tax havens. Investing in foreign entities may expose us to additional risks not typically associated with investing in U.S. issues. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we, and the CLO vehicles in which we invest, may have difficulty enforcing creditor’s rights in foreign jurisdictions. In addition, the underlying companies of the CLO vehicles in which we invest may be foreign, which may create greater exposure for us to foreign economic developments.

Although we expect that most of our investments will be U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk, or that if we do, such strategies will be effective.

We may expose ourselves to risks if we engage in hedging transactions.

While we do not currently engage in hedging transactions, if we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions increase. It may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, and could reduce our income available for distribution.

As a registered closed-end management investment company, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our Board of Directors. Decreases in the market values or fair values of our investments will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of an issuer’s inability to meet its repayment obligations or distribution expectations to us with respect to the affected investments. This could result in realized losses in the future and also in reductions of our income available for distribution in future periods.

Our investments in CLO vehicles may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income.

The CLO vehicles in which we invest generally constitute PFICs. Because we acquire investments in PFICs (including equity tranche investments in CLO vehicles that are PFICs), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investments even if such income is distributed as a taxable dividend by us to our stockholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require us to recognize our share of the PFIC’s income for each year regardless of whether we receive any distributions from such PFIC. We must nonetheless distribute such income to maintain our status as a RIC.

If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments in a CLO vehicle treated as a CFC), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains). If we are required to include such deemed distributions from a CFC in our income, we will be required to distribute such income to maintain our RIC status regardless of whether or not the CFC makes an actual distribution during such year.

If we are required to include amounts in income prior to receiving distributions representing such income, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations — Taxation as a Regulated Investment Company.”

If a CLO vehicle in which we invest fails to comply with certain U.S. tax disclosure requirements, such CLO may be subject to withholding requirements that could materially and adversely affect our operating results and cash flows.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” imposes a withholding tax of 30% on payments of U.S. source interest and dividends, or gross proceeds from the disposition of an instrument that produces U.S. source interest or dividends paid after December 31, 2018, to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding its United States account holders and its United States owners. Most CLO vehicles in which we invest will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which we invest fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect our operating results and cash flows.

Proposed regulations may impact our ability to qualify as a RIC if we do not receive timely distributions from our CLO investments.

We may be required to include in our taxable income our proportionate share of the income of certain CLO investments to the extent that such CLOs are PFICs for which we have made a qualifying electing fund, or “QEF” election or are CFCs. To qualify as a RIC, we must, among other thing, derive in each taxable year at least 90% of our gross income from certain sources specified in the Code, or the “90% Income Test.” Although the Code generally provides that the income inclusions from a QEF or a CFC will be “good income” for purposes of this 90% Income Test to the extent that the QEF or the CFC distribute such income to us in the same taxable year to which the income is included in our income, the Code does not specifically provide whether these income inclusions would be “good income” for this 90% Income Test if we do not receive distributions from the QEF or CFC during such taxable year. The IRS has issued a series of private rulings in which it has concluded that all income inclusions from a QEF or a CFC included in a RIC’s gross income would constitute “good income” for purposes of the 90% Income Test. Such rulings are not binding on the IRS except with respect to the taxpayers to whom such rulings were issued. Accordingly, under current law, we believe that the income inclusions from a CLO that is a QEF or a CFC would be “good income” for purposes of the 90% Income Test. Recently, the IRS and U.S. Treasury Department issued proposed regulations that provide that the income inclusions from a QEF or a CFC would not be good income for purposes of the 90% Income Test unless we receive a cash distribution from such entity in the same year attributable to the included income. If such income were not considered “good income” for purposes of the 90% Income Test, we may fail to qualify as a RIC.

Uncertainty relating to the LIBOR calculation process may adversely affect the value of our portfolio of the LIBOR-indexed, floating-rate debt securities.

Concerns have been publicized that some of the member banks surveyed by the British Bankers’ Association, or “BBA,” in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them in order to profit on their derivatives positions or to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may have resulted from reporting inter-bank lending rates higher than those they actually submitted. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations by regulators and governmental authorities in various jurisdictions are ongoing.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined. Uncertainty as to the nature of such potential changes may adversely affect the market for LIBOR-based securities, including our portfolio of LIBOR-indexed, floating-rate debt securities. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based securities or the value of our portfolio of LIBOR-indexed, floating-rate debt securities.

The CLO equity market has experienced significant downturns from time to time, which has negatively impacted our net asset value per share and, if those reduced values are realized over time, you may not receive dividends or our dividends may decline or may not grow over time.

The CLO equity market has experienced significant downturns from time to time, in which we are an active participant. As a result, our financial performance, including the fair value of our portfolio has declined significantly during those periods. Due to the continued uncertainty in the CLO equity market, we cannot assure you that we will achieve expected investment results and/or maintain our current level of cash distributions. Our future dividends are dependent upon the investment income we receive on our portfolio investments, including our CLO equity investments. To the extent such CLO investments are terminated prior to the specified maturity date such proceeds derived from a termination may be less than originally contemplated at that time of such investment. This may result in proceeds which may not be of a sufficient amount to invest in future CLO investments in order to generate cash returns that will enable us to maintain the same level of dividends. This may result in a meaningful reduction in, or complete cessation of, our dividends going forward. In addition, due to the asset coverage test applicable to us as a registered closed-end management investment company, a reduction in the fair value of our investments may limit our ability to make distributions.

Risks Relating to Our Business and Structure

We have a limited operating history as a closed-end investment company.

We are a non-diversified, closed-end management investment company with a limited operating history of only four years. As a result, there is limited historical financial information on which you can evaluate an investment in our company or our prior performance. We are subject to all of the business risks and uncertainties associated with any business with a limited operating history, including the risk that we will not achieve our investment objective and that the value of your investment could decline substantially or become worthless. We anticipate that it may take approximately one to three months to invest substantially all of the net proceeds of this offering in our targeted investments. During this period, we will invest in temporary investments, such as cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less, which we expect will earn yields substantially lower than the interest or other income that we anticipate receiving in respect of investments in CLO vehicles or other debt securities. As a result, our dividends may be substantially lower than the dividends that we expect to pay when the proceeds of this offering have been fully invested in accordance with our investment objective.

Our investment portfolio is recorded at fair value, with our Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, its estimate of fair value and, as a result, there will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by us in accordance with our written valuation policy with our Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, its estimate of fair value. Typically, there will not be a public market for the type of investments we target. As a result, we will value these securities quarterly at fair value based on relevant information compiled by our investment adviser, third-party pricing services (when available) and our Valuation Committee and with the oversight, review and approval of our Board of Directors.

The determination of fair value and, consequently, the amount of unrealized gains and losses in our portfolio, are to a certain degree subjective and dependent on a valuation process approved by our Board of Directors. Certain factors that may be considered in determining the fair value of our investments include available indicative bids or quotations, as well as external events, such as private mergers, sales and acquisitions involving comparable companies. Because such valuations, and particularly valuations of private securities, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. The fair value of our investments may differ materially from the values that would have been used if an active public market for these securities existed. The fair value of our investments have a material impact on our net earnings through the recording of unrealized appreciation or depreciation of investments and may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize on one or more of our investments. Investors purchasing our securities based on an overstated net asset value may pay a higher price than the value of our investments might warrant. Conversely, investors selling shares during a period in which the net asset value understates the value of our investments may receive a lower price for their shares than the value of our investments might warrant.

Our financial condition and results of operations depend on our ability to effectively manage and deploy capital.

Our ability to achieve our investment objective depends on our ability to effectively manage and deploy capital, which depends, in turn, on our investment adviser’s ability to identify, evaluate and monitor, and our ability to acquire, investments that meet our investment criteria.

Accomplishing our investment objective on a cost-effective basis is largely a function of our investment adviser’s handling of the investment process, its ability to provide competent, attentive and efficient services and our access to investments offering acceptable terms, either in the primary or secondary markets. Even if we are able to grow and build upon our investment operations, any failure to manage our growth effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. The results of our operations will depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if we cannot successfully operate our business or implement our investment policies and strategies as described herein, it could negatively impact our ability to pay distributions.

We may face increasing competition for investment opportunities.

We may compete for investments with other investment funds (potentially including private equity funds, mezzanine funds and business development companies), as well as traditional financial services companies, which could include commercial banks, investment banks, finance companies and other sources of funding.

Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than us. For example, some competitors may have a lower cost of capital and access to funding sources that may not be available to us, including from federal government agencies through federal rescue programs such as the U.S. Department of Treasury’s Financial Stability Plan (formerly known as the Troubled Asset Relief Program). In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer higher pricing than we are willing to offer to potential sellers. We may lose investment opportunities if our competitors are willing to pay more for the types of investments that we intend to target. If we are forced to pay more for our investments, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. An increase in the number and/or the size of our competitors in our target markets could force us to accept less attractive investments. Furthermore, many of our competitors have greater experience operating under, or are not be subject to, the regulatory restrictions that the 1940 Act imposes on us as a closed-end management investment company.

We are dependent upon Oxford Lane Management’s key personnel for our future success.

We depend on the diligence, skill and network of business contacts of Messrs. Cohen, Rosenthal and Monasebian, who serve as the investment committee of Oxford Lane Management, and who lead Oxford Lane Management’s investment team. Messrs. Cohen, Rosenthal and Monasebian, together with the other investment professionals available to Oxford Lane Management, evaluate, acquire and monitor our investments. Our future success depends on the continued service of Messrs. Cohen, Rosenthal and Monasebian and the other members of Oxford Lane Management’s investment team. We cannot assure you that unforeseen business, medical, personal or other circumstances would not lead any such individual to terminate his relationship with us. The loss of Messrs. Cohen, Rosenthal or Monasebian, or any of the other investment professionals who serve on Oxford Lane Management’s investment team, could have a material adverse effect on our ability to achieve our investment objective as well as on our financial condition and results of operations. In addition, we can offer no assurance that Oxford Lane Management will continue indefinitely as our investment adviser.

The members of Oxford Lane Management’s investment team are and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us, and may have conflicts of interest in allocating their time. In particular, the members of Oxford Lane Management’s investment team, including Messrs. Cohen, Rosenthal and Monasebian, are currently actively involved in the management of the portfolios of TICC Capital Corp., a publicly-traded business development company that invests principally in the debt of U.S.-based companies, and TICC CLO 2012-1 LLC, a CLO structured finance vehicle that invests in a diversified portfolio of Senior Loans, the assets of which are included in the gross assets of TICC Capital Corp. Additionally, Oxford Lane Management’s investment team also manages the portfolio of Oxford Bridge, LLC, a private fund that invests principally in the equity of CLOs. Neither Messrs. Cohen, Rosenthal or Monasebian, or the investment team, is required to dedicate any specific portion of their time to the activities of Oxford Lane Capital; moreover, they are engaged in other business activities which divert their time and attention.

Our success depends on the ability of Oxford Lane Management to retain qualified personnel in a competitive environment.

Our success requires that Oxford Lane Management retain investment and administrative personnel in a competitive market. Its ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. Many of the entities, including investment funds (such as private equity funds, mezzanine funds and business development companies) and traditional financial services companies, with which we compete for experienced personnel have greater resources than we have.

There are significant potential conflicts of interest which could impact our investment returns.

Oxford Lane Management’s investment team presently manages the portfolios of TICC Capital Corp., a publicly-traded business development company that invests principally in the debt of U.S.-based companies, and TICC CLO 2012-1 LLC, a CLO structured finance vehicle that invests in a diversified portfolio of Senior

Loans, the assets of which are included in the gross assets of TICC Capital Corp. Additionally, Oxford Lane Management’s investment team also manages the portfolio of Oxford Bridge, LLC, a private fund that invests principally in the equity of CLOs. In addition, our executive officers and directors, as well as the current and future members of our investment adviser, Oxford Lane Management, may serve as officers, directors or principals of other entities that operate in the same or a related line of business as we do. Accordingly, they may have obligations to investors in those entities, the fulfillment of which obligations may not be in the best interests of us or our stockholders. Each of TICC Capital Corp., TICC CLO 2012-1 LLC and Oxford Bridge, LLC, as well as any affiliated investment vehicle formed in the future and managed by our investment adviser or its affiliates may, notwithstanding different stated investment objectives, have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. As a result, Oxford Lane Management’s investment team may face conflicts in allocating investment opportunities between us and such other entities. Although Oxford Lane Management’s investment team will endeavor to allocate investment opportunities in a fair and equitable manner, it is possible that, in the future, we may not be given the opportunity to participate in investments made by investment funds, including TICC Capital Corp., TICC CLO 2012-1 LLC and Oxford Bridge, LLC, managed by our investment adviser or an investment manager affiliated with our investment adviser. In any such case, when Oxford Lane Management’s investment team identifies an investment, it will be required to choose which investment fund should make the investment, although we, TICC Capital Corp. and Oxford Bridge, LLC are subject to an allocation policy to ensure the equitable distribution of such investment opportunities, consistent with the requirements of the 1940 Act.

As a registered closed-end fund, we are limited in our ability to co-invest in privately negotiated transactions with certain funds or entities managed by Oxford Lane Management or its affiliates without an exemptive order from the SEC. On June 14, 2017, the SEC issued the Exemptive Order which permits us to co-invest in portfolio companies with certain funds or entities managed by Oxford Lane Management or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions of the Exemptive Order. Pursuant to the Exemptive Order, we are permitted to co-invest with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching in respect of us or our stockholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of our stockholders and is consistent with our then-current investment objective and strategies.

In addition, we will reimburse BDC Partners, an affiliate of Oxford Lane Management, our allocable portion of overhead and other expenses incurred by BDC Partners in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions, and our allocable portion of the compensation of our Chief Financial Officer and any administrative support staff, including accounting personnel. We will also pay indirectly the costs associated with the functions performed by our Chief Compliance Officer under the terms of an agreement between us and Alaric. These arrangements may create conflicts of interest that our Board of Directors must monitor. Oxford Lane Management will not be reimbursed for any performance-related compensation of its employees.

Our incentive fee structure and the formula for calculating the fee payable to Oxford Lane Management may incentivize Oxford Lane Management to pursue speculative investments, use leverage when it may be unwise to do so, or refrain from de-levering when it would otherwise be appropriate to do so.

The incentive fee payable by us to Oxford Lane Management may create an incentive for Oxford Lane Management to pursue investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns. The incentive fee payable to our investment adviser is based on our pre-incentive net investment income, as calculated in accordance with our Investment Advisory Agreement. In addition, our base management fee is calculated on the basis of our gross assets, including assets acquired through the use of leverage. This may encourage our investment adviser to use leverage to increase the aggregate amount of and the return on our investments, even when it may not be appropriate to do so, and to refrain from de-levering when it would otherwise be appropriate to do so. Under certain circumstances, the use of leverage may increase the likelihood of default, which would impair the value of our securities.

We may invest, to the extent permitted by law, in the securities and other instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment company’s expenses, including management and performance fees. We will also remain obligated to pay management and incentive fees to Oxford Lane Management with respect to the assets invested in the securities and other instruments of other investment companies. With respect to each of these investments, each of our stockholders will bear his or her share of the management and incentive fee of Oxford Lane Management as well as indirectly bearing the management and performance fees and other expenses of any investment companies in which we invest.

In the course of our investing activities, we will pay management and incentive fees to Oxford Lane Management and reimburse Oxford Lane Management for certain expenses it incurs. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than an investor might achieve through direct investments.

A general increase in interest rates may have the effect of making it easier for our investment adviser to receive incentive fees, without necessarily resulting in an increase in our net earnings.

Given the structure of our Investment Advisory Agreement with Oxford Lane Management, any general increase in interest rates will likely have the effect of making it easier for Oxford Lane Management to meet the quarterly hurdle rate for payment of income incentive fees under the Investment Advisory Agreement without any additional increase in relative performance on the part of our investment adviser. In addition, in view of the catch-up provision applicable to income incentive fees under the Investment Advisory Agreement, our investment adviser could potentially receive a significant portion of the increase in our investment income attributable to such a general increase in interest rates. If that were to occur, our increase in net earnings, if any, would likely be significantly smaller than the relative increase in our investment adviser’s income incentive fee resulting from such a general increase in interest rates.

Our investment adviser has the right to resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

Our investment adviser has the right, under the Investment Advisory Agreement, to resign at any time upon 60 days’ written notice, whether we have found a replacement or not. If our investment adviser resigns, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our investment adviser and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

Our investment adviser may not be able to achieve the same or similar returns as those achieved by Messrs. Cohen and Rosenthal while managing other portfolios.

Although Messrs. Cohen and Rosenthal have experience managing other investment portfolios, including those of TICC Capital Corp., a publicly traded business development company that invests principally in the debt of U.S.-based companies, TICC CLO 2012-1 LLC, a CLO structured finance vehicle that invests in a diversified portfolio of Senior Loans, the assets of which are included in the gross assets of TICC Capital Corp. and Oxford Bridge, LLC, a private fund that invests principally in the equity of CLOs, their track record and prior achievements are not necessarily indicative of future results that will be achieved by our investment adviser. We cannot assure you that we will be able to achieve the results realized by other vehicles managed by Messrs. Cohen and Rosenthal, including TICC Capital Corp.

Regulations governing our operation as a registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. The raising of debt capital may expose us to risks, including the typical risks associated with leverage.

Although we have no current intention to do so, we may in the future issue debt securities or additional shares of preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we will be permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, we will be permitted to issue additional shares of preferred stock so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred stock, is at least 200% after each issuance of such preferred stock. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness or redeem outstanding shares of preferred stock, in each case at a time when doing so may be disadvantageous. Also, any amounts that we use to service our indebtedness or preferred dividends would not be available for distributions to our common stockholders. Furthermore, as a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue additional preferred stock, the preferred stock would continue to rank “senior” to common stock in our capital structure, preferred stockholders would continue to have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of our common stockholders, and the issuance of additional shares of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in your best interest.

We are not generally able to issue and sell our common stock at a price below net asset value per share, other than in connection with a rights offering to our existing stockholders. We may, however, sell our common stock at a price below the then-current net asset value per share of our common stock if our Board of Directors determines that such sale is in the best interests of Oxford Lane Capital and our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Directors, closely approximates the market value of such securities (less any distributing commission or discount). If we raise additional funds by issuing more common stock, then the percentage ownership of our stockholders at that time will decrease, and you may experience dilution.

We may borrow money and/or issue preferred stock to leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us.

The use of leverage magnifies the potential for gain or loss on amounts invested and, therefore, increases the risks associated with investing in our securities. As of August 22, 2017, we have an aggregate of $90.4 million of preferred stock with a preferred rate of 7.50% per annum and an aggregate of $68.2 million of preferred stock with a preferred rate of 6.75% per annum. Although we have no current intention to do so, we may borrow from and issue senior securities, including additional shares of preferred stock, to banks, insurance companies and other lenders in the future. Holders of these senior securities will have fixed dollar claims on our assets that are superior to the claims of our common stockholders, and we would expect such lenders to seek recovery against our assets in the event of a default. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could also negatively affect our ability to make dividend payments on our common stock. Leverage is generally considered a speculative investment technique. Our ability to service any debt that we incur will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. Moreover, as the management fee payable to our investment adviser, Oxford Lane Management, will be payable based on our gross assets, including those assets acquired through the use of leverage, Oxford Lane Management will have a financial incentive to incur leverage which may not be consistent with our stockholders’ interests. In addition, our common stockholders will bear the burden of any increase in our expenses as a result of leverage, including any increase in the management fee payable to Oxford Lane Management.

As a registered closed-end management investment company, we will generally be required to meet an asset coverage ratio with respect to our outstanding senior securities representing indebtedness, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, of at least 300% after each issuance of senior securities representing indebtedness. In addition, we will generally be required to meet an asset coverage ratio with respect to our outstanding preferred stock, as defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred stock, of at least 200% immediately after each issuance of such preferred stock. If this ratio declines, we may not be able to incur additional debt or issue additional shares of preferred stock and could be required by law to sell a portion of our investments to repay some debt or redeem some preferred stock when it is disadvantageous to do so, which could have a material adverse effect on our operations, and we may not be able to make distributions. The amount of leverage that we employ will depend on our investment adviser’s and our Board of Directors’ assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to obtain credit at all or on terms acceptable to us.

In addition, any debt facility into which we may enter would likely impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code.

Illustration.  The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below.

Assumed Return on Our Portfolio(1) (net of expenses)	-10.0%	-5.0%	0.0%	5.0%	10.0%
Corresponding net return to common stockholder	-21.2%	-12.8%	-4.5%	3.9%	12.3%

(1)	Assumes gross assets of $491.7 million and $183.6 million of leverage (which reflects $90.4 million of the Series 2023 Term Preferred Shares and $68.2 million of 6.75% Series 2024 Term Preferred Shares issued and oustanding as of June 30, 2017, and adjusted to reflect the issuance of an additional $25.0 million of preferred stock). Assumes net assets of $293.7 million (which has been adjusted to reflect the issuance of an additional $50.0 million of common stock) and a cost of funds of approximately 7.12%. It does not include our 8.125% Series 2024 Term Preferred Shares, which were redeemed on July 14, 2017.

Our portfolio must have an annual return of at least 2.66% in order to cover the annual dividend payments on the 7.50% Series 2023 Term Preferred Shares and the 6.75% Series 2024 Term Preferred Shares that are outstanding as of August 22, 2017, and on the assumed additional $25.0 million of preferred stock with a preferred rate of 6.75% per annum.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of portfolio dividend and fee income, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Our Board of Directors is authorized to reclassify any unissued shares of common stock into one or more classes of preferred stock, which could convey special rights and privileges to its owners.

Under Maryland General Corporation Law and our charter, our Board of Directors is authorized to classify and reclassify any authorized but unissued shares of stock into one or more classes of stock, including preferred stock. Prior to issuance of shares of each class or series, the Board of Directors will be required by Maryland law and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. The cost of any such reclassification would be borne by our common stockholders. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a registered closed-end management investment company. In addition, the 1940 Act provides that holders of preferred stock are entitled to vote separately from holders of common stock to elect two preferred stock directors. We have issued preferred stock and may issue additional shares of preferred stock in the future. These effects, among others, could have an adverse effect on your investment in our common stock.

Our Board of Directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our Board of Directors will have the authority to modify or waive our current operating policies, investment criteria and strategies, other than those that we have deemed to be fundamental, without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you dividends and cause you to lose all or part of your investment. See “Regulation as a Registered Closed-End Management Investment Company — Fundamental Investment Policies.”

We will be subject to corporate-level U.S. federal income tax if we are unable to maintain our RIC status under Subchapter M of the Code.

Although we have elected to be treated as a RIC under Subchapter M of the Code beginning with our 2011 tax year and succeeding tax years, no assurance can be given that we will be able to continue to maintain RIC status. To obtain and maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements.

The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we may use debt financing, we are subject to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. Failure to meet those requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in CLO vehicles for which there will likely be no active public market, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for RIC tax treatment for any reason and remain or become subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

There is a risk that our stockholders may not receive distributions or that our distributions may not grow or may be reduced over time, including on a per share basis as a result of the dilutive effects of this offering.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a registered closed-end management investment company, we may be limited in our ability to make distributions. See “Regulation as a Registered Closed-End Management Investment Company.”

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we will include in income certain amounts that we have not yet received in cash, such as original issue discount or market discount, which may arise if we acquire a debt security at a significant discount to par. Such discounts will be included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash.

Since, in certain cases, we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. In addition, since our incentive fee is payable on our income recognized, rather than cash received, we may be required to pay advisory fees on income before or without receiving cash representing such income. Accordingly, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, please see “Material U.S. Federal Income Tax Considerations — Taxation as a Regulated Investment Company.”

We may in the future choose to pay dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

We may distribute taxable dividends that are payable in cash or shares of our common stock at the election of each stockholder. Under certain applicable provision of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of stockholders are treated as taxable dividends. The Internal Revenue Service has issued published guidance indicating that this rule will apply even where the total amount of cash that may be distributed is limited to no more than 20% of the total distribution. Under this guidance, if too many stockholders elect to receive their distributions in cash, the cash available for distribution must be allocated among the shareholders electing to receive cash (with the balance of the distribution paid in stock). In no event will any stockholder electing to receive cash, receive less than the lesser of (a) the portion of the distribution such shareholder has elected to receive in cash or (b) an amount equal to his or her entire distribution times the percentage limitation on cash available for distribution. If we decide to make any distributions consistent with these rulings that are payable in part in our stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We, the CLO vehicles in which we intend to invest, and the portfolio companies whose securities are held by such CLO vehicles will be subject to applicable local, state and federal laws and regulations, including, without limitation, federal immigration laws and regulations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect. Additionally, any changes to the laws and regulations governing our operations may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth herein and may result in our investment focus shifting from the areas of expertise of our investment adviser’s senior investment team to other types of investments in which the investment team may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

The SEC has raised questions regarding certain non-traditional investments, including investments in CLOs.

The staff of the Division of Investment Management has, in correspondence with registered management investment companies, raised questions about the level and special risks of investments in CLOs. While it is not possible to predict what conclusions the staff will reach in these areas, or what recommendations the staff might make to the SEC, the imposition of limitations on investments by registered management investment companies in CLOs could adversely impact our ability to implement our investment strategy and/or our ability to raise capital through public offerings, or cause us to take certain actions with potential negative impacts on our financial condition and results of operations. We are unable at this time to assess the likelihood or timing of any such regulatory development.

We incur significant costs as a result of being a publicly traded company.

As a publicly traded company, we incur legal, accounting and other expenses, including the costs associated with periodic reporting requirements, as well as additional corporate governance requirements and other rules implemented by the SEC.

Global capital markets could enter a period of severe disruption and instability. These market conditions have historically and could again have a materially adverse effect on debt and equity capital markets in the U.S., which could have a materially negative impact on our business, financial condition and results of operations.

The U.S. and global capital markets have experienced periods of disruption characterized by the freezing of available credit, a lack of liquidity in the debt capital markets, significant losses in the principal value of investments, the re-pricing of credit risk in the broadly syndicated credit market, the failure of certain major financial institutions and general volatility in the financial markets. During these periods of disruption, general economic conditions deteriorated with material and adverse consequences for the broader financial and credit markets, and the availability of debt and equity capital for the market as a whole, and financial services firms in particular, was reduced significantly. These conditions may reoccur for a prolonged period of time or materially worsen in the future. In addition, signs of deteriorating sovereign debt conditions in Europe and concerns of economic slowdown in China create uncertainty that could lead to further disruptions and instability. We may in the future have difficulty accessing debt and equity capital, and a severe disruption in the global financial markets, deterioration in credit and financing conditions or uncertainty regarding U.S. government spending and deficit levels, European sovereign debt, Chinese economic slowdown or other global economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets, and may cause economic uncertainties or deterioration in the U.S. and worldwide. The U.S. and global capital markets experienced extreme volatility and disruption during the economic downturn that began in mid-2007, and the U.S. economy was in a recession for several consecutive calendar quarters during the same period. In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt, which created concerns about the ability of certain nations to continue to service their sovereign debt obligations. Risks resulting from such debt crisis and any future debt crisis in Europe or any similar crisis elsewhere could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in certain countries and the financial condition of financial institutions generally. In July and August 2015, Greece reached agreements with its creditors for bailouts that provide aid in exchange for certain austerity measures. These and similar austerity measures may adversely affect world economic conditions and have an adverse impact on our business and that of our portfolio companies. In the second quarter of 2015, stock prices in China experienced a significant drop, resulting primarily from continued sell-off of shares trading in Chinese markets. In August 2015, Chinese authorities sharply devalued China's currency. In June 2016, the United Kingdom held a referendum in which voters approved an exit from the European Union, or “Brexit,” and, accordingly, on February 1, 2017, the U.K. Parliament voted in favor of allowing the U.K. government to begin the formal process of Brexit. Brexit created political and economic uncertainty and instability in the global markets (including currency and credit markets), and especially in the United Kingdom and the European Union, and this uncertainty and instability may last indefinitely. Because of the election results in the U.K. in June 2017, there is increased uncertainty on the timing of Brexit. There is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as Russia and China, may have a severe impact on the worldwide and U.S. financial markets.

As a result of the 2016 U.S. election, the Republican Party currently controls both the executive and legislative branches of government, which increases the likelihood that legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Areas subject to potential change, amendment or repeal include the Dodd-Frank Act and the authority of the Federal Reserve and the Financial Stability Oversight Council. The U.S. may also potentially withdraw from or renegotiate various trade agreements and take other actions that would change current trade policies of the U.S. We cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the U.S. Such actions could have a significant adverse effect on our business, financial condition and results of operations. We cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

Our business is subject to increasingly complex corporate governance, public disclosure and accounting requirements that could adversely affect our business and financial results.

We are subject to changing rules and regulations of federal and state government as well as the stock exchange on which our common stock is listed. These entities, including the Public Company Accounting Oversight Board, the SEC and the NASDAQ Stock Market, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations and requirements in response to laws enacted by Congress. Our efforts to comply with these requirements have resulted in, and are likely to continue to result in, an increase in expenses and a diversion of management’s time from other business activities.

We may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

We are classified as “non-diversified” under the 1940 Act. As a result, we can invest a greater portion of our assets in obligations of a single issuer than a “diversified” fund. We may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. We intend to continue to qualify as a RIC under Subchapter M of the Code, and thus we intend to satisfy the diversification requirements of Subchapter M, including its less stringent diversification requirements that apply to the percentage of our total assets that are represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and certain other securities.

Terrorist attacks, acts of war or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we intend to invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest either directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

The failure in cyber security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning could impair our ability to conduct business effectively.

The occurrence of a disaster such as a cyber attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems could be subject to cyber attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.

We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay distributions.

Our business is highly dependent on our and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:

•	sudden electrical or telecommunications outages;
•	natural disasters such as earthquakes, tornadoes and hurricanes;
•	disease pandemics;

•	events arising from local or larger scale political or social matters, including terrorist acts; and
•	cyber attacks.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay distributions to our stockholders.

Risks Relating to an Investment in our Securities

Common shares of closed-end management investment companies, including Oxford Lane Capital, have in the past frequently traded at discounts to their net asset values, and we cannot assure you that the market price of shares of our common stock will not decline below our net asset value per share.

Common shares of closed-end management investment companies have in the past frequently traded at discounts to their net asset values and our stock may also be discounted in the market. This characteristic of closed-end management investment companies is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether shares of our common stock will trade above, at or below our net asset value. The risk of loss associated with this characteristic of closed-end management investment companies may be greater for investors expecting to sell shares of common stock purchased in the offering soon after the offering. In addition, if our common stock trades below its net asset value, we will generally not be able to sell additional shares of our common stock to the public at its market price without first obtaining the approval of our stockholders (including our unaffiliated stockholders) and our independent directors for such issuance.

Our common stock price may be volatile and may decrease substantially.

The trading price of our common stock may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;
•	investor demand for our shares;
•	significant volatility in the market price and trading volume of securities of registered closed-end management investment companies or other companies in our sector, which are not necessarily related to the operating performance of these companies;
•	changes in regulatory policies or tax guidelines with respect to RICs or registered closed-end management investment companies;
•	failure to continue to qualify as a RIC, or the loss of RIC status;
•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;
•	changes, or perceived changes, in the value of our portfolio investments;
•	departures of any members of Oxford Lane Management’s senior investment team;
•	operating performance of companies comparable to us; or
•	general economic conditions and trends and other external factors.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

We cannot assure you that we will be able to successfully deploy the proceeds of any offering conducted pursuant to this prospectus within the timeframe we have contemplated.

We currently anticipate that substantially all of the net proceeds of any offering conducted pursuant to this prospectus will be invested in accordance with our investment objective within approximately one to three months after the consummation of such offering. We cannot assure you, however, that we will be able to locate a sufficient number of suitable investment opportunities to allow us to successfully deploy substantially all of the net proceeds of any such offering in that timeframe. To the extent we are unable to invest substantially all of the net proceeds of any such offering within our contemplated timeframe after the completion of such offering, our investment income, and in turn our results of operations, will likely be materially adversely affected.

We will have broad discretion over the use of proceeds of any offering conducted pursuant to this prospectus and will use proceeds in part to satisfy operating expenses.

We will have significant flexibility in applying the proceeds of any offering conducted pursuant to this prospectus and may use the net proceeds from any such offering in ways with which you may not agree, or for purposes other than those contemplated at the time of such offering. We will also pay operating expenses, and may pay other expenses such as due diligence expenses of potential new investments, from net proceeds. Our ability to achieve our investment objective may be limited to the extent that net proceeds of any such offering, pending full investment, are used to pay operating expenses.

Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering.

In the event we issue subscription rights to purchase shares of our common stock, stockholders who do not fully exercise their rights should expect that they will, at the completion of the offer, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights. We cannot state precisely the amount of any such dilution in share ownership because we do not know at this time what proportion of the shares will be purchased as a result of the offer.

In addition, if the subscription price is less than our net asset value per share, then our stockholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offer. The amount of any decrease in net asset value is not predictable because it is not known at this time what the subscription price and net asset value per share will be on the expiration date of the rights offering or what proportion of the shares will be purchased as a result of the offer. Such dilution could be substantial.

If we issue additional preferred stock, the net asset value and market value of our common stock will likely become more volatile.

We cannot assure you that the issuance of additional preferred stock would result in a higher yield or return to the holders of the common stock. The issuance of additional preferred stock would likely cause the net asset value and market value of the common stock to become more volatile. If the dividend rate on the preferred stock were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of the common stock would be reduced. If the dividend rate on the preferred stock were to exceed the net rate of return on our portfolio, the leverage would result in a lower rate of return to the holders of common stock than if we had not issued preferred stock. Any decline in the net asset value of our investments would be borne entirely by the holders of common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of common stock than if we were not leveraged through the issuance of preferred stock. This greater net asset value decrease would also tend to cause a greater decline in the market price for the common stock. We might be in danger of failing to maintain the required asset coverage of the preferred stock or of losing our ratings, if any, on the preferred stock or, in an extreme case, our current investment income might not be sufficient to meet the dividend requirements on the preferred stock. In order to counteract such an event, we might need to liquidate investments in order to fund a redemption of some or all of the preferred stock. In addition, we would pay (and the holders of common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, including higher advisory fees if our total return exceeds the dividend rate on the preferred stock. Holders of preferred stock may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

Any amounts that we use to service our indebtedness or preferred dividends, or that we use to redeem our preferred stock, will not be available for distributions to our common stockholders.

Although we have no current intention to do so, we may in the future issue debt securities or additional shares of preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we will be permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, we will be permitted to issue additional shares of preferred stock so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred stock, is at least 200% after each issuance of such preferred stock. If the value of our assets declines, we may be unable to satisfy these tests. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness or redeem outstanding shares of preferred stock, in each case at a time when doing so may be disadvantageous. Any amounts that we use to service our indebtedness or preferred dividends, or that we use to redeem our preferred stock, would not be available for distributions to our common stockholders.

Our common stock is subject to a risk of subordination relative to holders of our debt instruments and holders of our preferred stock.

Rights of holders of our common stock are subordinated to the rights of holders of our indebtedness and to the rights of holders of our preferred stock. Therefore, dividends, distributions and other payments to holders of our common stock in liquidation or otherwise may be subject to prior payments due to the holders of our indebtedness or our preferred stock. In addition, under some circumstances the 1940 Act may provide debt holders with voting rights that are superior to the voting rights of holders of our equity securities.

Holders of our preferred stock have the right to elect two members of our Board of Directors and class voting rights on certain matters.

Except as otherwise provided in our Articles of Amendment and Restatement, as amended by the Articles Supplementary, or as otherwise required by law, (1) each holder of our preferred stock is entitled to one vote for each share of preferred stock held by such holder on each matter submitted to a vote of our stockholders and (2) the holders of all outstanding preferred stock and common stock will vote together as a single class; provided that holders of preferred stock, voting separately as a class, will elect two of our directors and will be entitled to elect a majority of our directors if we fail to pay dividends on any outstanding shares of preferred stock in an amount equal to two full years of dividends and continuing during that period until we correct that failure. Preferred stock holders will also vote separately as a class on any matter that materially and adversely affects any preference, right or power of holders of preferred stock.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law and our charter and bylaws contain provisions that may discourage, delay or make more difficult a change in control of Oxford Lane Capital or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our Board of Directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our Board of Directors, including approval by a majority of our independent Directors. If the resolution exempting business combinations is repealed or our Board of Directors does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction. However, we will not amend our bylaws to repeal the current exemption from the Control Share Acquisition Act without our Board determining that it would be in the best interests of our stockholders and without the Company first notifying the SEC staff of its intention. The SEC staff has issued informal guidance setting forth its position that certain provisions of the Control Share Act would, if implemented, violate Section 18(i) of the 1940 Act.

We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our Board of Directors in three classes serving staggered three-year terms, and authorizing our Board of Directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, to amend our charter without stockholder approval and to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

You may not receive dividends or our dividends may decline or may not grow over time.

We cannot assure you that we will achieve investment results or maintain a tax status that will allow or require any specified level of cash distributions or year-to-year increases in cash distributions. In particular, our future dividends are dependent upon the investment income we receive on our portfolio investments. To the extent such investment income declines, our ability to pay future dividends may be harmed.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about Oxford Lane Capital Corp., our current and prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements.

The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;
•	our business prospects and the prospects of a CLO vehicle’s portfolio companies;
•	the impact of investments that we expect to make;
•	our contractual arrangements and relationships with third parties;
•	the dependence of our future success on the general economy and its impact on the industries in which we invest;
•	the ability of a CLO vehicle’s portfolio companies to achieve their objectives;
•	our expected financings and investments;
•	the adequacy of our cash resources and working capital; and
•	the timing of cash flows, if any, from our investments.

These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	an economic downturn could impair the ability of a CLO vehicle’s portfolio companies to continue to operate, which could lead to the loss of some or all of our investment in such CLO vehicle;
•	a contraction of available credit and/or an inability to access the equity markets could impair our investment activities;
•	interest rate volatility could adversely affect our results, particularly if we elect to use leverage as part of our investment strategy;
•	currency fluctuations could adversely affect the results of our investments in foreign companies, particularly to the extent that we receive payments denominated in foreign currency rather than U.S. dollars; and
•	the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus and in our filings with the SEC.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to originate new investments, certain margins and levels of profitability and the availability of additional capital. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. However, we will update this prospectus to reflect any material changes to the information contained herein. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended, or the “Securities Act.”

USE OF PROCEEDS

We intend to use the net proceeds from the sale of our securities pursuant to this prospectus for acquiring investments in accordance with our investment objective and strategies described in this prospectus and for general working capital purposes. We may also pay operating expenses, including advisory and administrative fees and expenses, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of any offering conducted pursuant to this prospectus. We anticipate that substantially all of the net proceeds of any such offering will be used for the above purposes within approximately three months from the consummation of such offering, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you we will achieve our targeted investment pace.

Pending such investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality investments that mature in one year or less from the date of investment. The management fee payable by us will not be reduced while our assets are invested in such securities. See “Regulation as a Closed-End Management Investment Company — Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective. Any supplement to this prospectus relating to an offering conducted pursuant to this prospectus will more fully identify the use of the proceeds from such offering.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on the NASDAQ Global Select Market under the symbol “OXLC.” The following table sets forth, for each fiscal quarter during the last two fiscal years and the current fiscal year to date, the net asset value, or “NAV,” per share of our common stock, the high and low intraday sales prices for our common stock, such sales prices as a percentage of NAV per share and quarterly distributions per share.

				Price Range		Premium/ (Discount) of High Sales Price to NAV(2)	Premium/ (Discount) of Low Sales Price to NAV(2)	Distributions Per Share(3)
	NAV(1)			High	Low
Fiscal 2018
Second Quarter (through August 22, 2017)	$		*	$10.84	$9.93	*	*	$0.40
First Quarter		$10.18		$11.25	$9.34	11%	(8%)	$0.40
Fiscal 2017
Fourth Quarter		$10.20		$11.65	$10.19	14%	0%	$0.60
Third Quarter		$10.74		$11.80	$9.70	10%	(10%)	$0.60
Second Quarter		$9.94		$11.80	$8.32	19%	(16%)	$0.60
First Quarter		$8.78		$10.11	$7.53	15%	(14%)	$0.60
Fiscal 2016
Fourth Quarter		$7.04		$10.33	$5.70	47%	(19%)	$0.60
Third Quarter		$8.13		$12.51	$8.85	54%	9%	$0.60
Second Quarter		$11.33		$15.00	$10.50	32%	(7%)	$0.60
First Quarter		$13.88		$16.07	$13.90	16%	0%	$0.60

(1)	Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of each period.
(2)	Calculated as the respective high or low intraday sales price divided by NAV and subtracting 1.
(3)	Represents the cash distributions, including dividends, dividends reinvested and returns of capital, if any, per share that we have declared on our common stock in the specified quarter.
*	Not determinable at the time of filing.

On August 22, 2017, the last reported sales price of our common stock was $10.81 per share. As of August 22, 2017, we had 100 holders of record of our common stock.

Shares of closed-end management investment companies may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from net asset value or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease. Since our initial public offering, shares of our common stock have traded at a discount and at a premium to the net assets attributable to those shares. As of August 22, 2017, our shares of common stock traded at a premium equal to approximately 6.19% of our net asset value per share as of June 30, 2017. It is not possible to predict whether the shares offered hereby will trade at, above, or below net asset value.

To the extent that we have income available, we intend to distribute quarterly distributions to our stockholders. Our quarterly distributions, if any, will be determined by our Board of Directors. Any distributions to our stockholders will be declared out of assets legally available for distribution. The following table reflects the cash distributions, including dividends and distributions reinvested per share that we have declared on our common stock in the last five fiscal years and the current fiscal year, as well as our quarterly per share net investment income and distribution in excess of net investment income:

Three Months Ended	Record Date	Payment Date	Distributions(1)		GAAP Net Investment Income		Distributions in excess of Net Investment Income
Fiscal 2018
September 30, 2017	September 15, 2017	September 29, 2017	$0.40		$—	(2)	$—	(2)
June 30, 2017	June 16, 2017	June 30, 2017	0.40		0.42		(0.02)
Fiscal 2017
March 31, 2017	March 16, 2017	March 31, 2017	0.60		0.46		0.14
December 31, 2016	December 16, 2016	December 30, 2016	0.60		0.38		0.22
September 30, 2016	September 16, 2016	September 30, 2016	0.60		0.37		0.23
June 30, 2016	June 16, 2016	June 30, 2016	0.60		0.30		0.30
Total Fiscal 2017			2.40		1.51		0.89
Fiscal 2016
March 31, 2016	March 16, 2016	March 31, 2016	0.60		0.36		0.24
December 31, 2015	December 16, 2015	December 31, 2015	0.60		0.46		0.14
September 30, 2015	September 30, 2015	October 30, 2015	0.60		0.33		0.27
June 30, 2015	June 16, 2015	June 30, 2015	0.60		0.44		0.16
Total Fiscal 2016			2.40		1.59		0.81
Fiscal 2015
March 31, 2015	March 17, 2015	March 31, 2015	0.60		0.41		0.19
December 31, 2014	December 17, 2014	December 31, 2014	0.60		0.29		0.31
September 30, 2014	September 16, 2014	September 30, 2014	0.60		0.28		0.32
June 30, 2014	June 16, 2014	June 30, 2014	0.60		0.38		0.22
Total Fiscal 2015			2.40		1.36		1.04
Fiscal 2014
March 31, 2014	March 17, 2014	March 31, 2014	0.60		0.29		0.31
	March 17, 2014	March 31, 2014	0.10	(3)	—		—
December 31, 2013	December 17, 2013	December 31, 2013	0.55		0.32		0.23
September 30, 2013	September 16, 2013	September 30, 2013	0.55		0.35		0.20
June 30, 2013	June 14, 2013	June 28, 2013	0.55		0.28		0.27
Total Fiscal 2014			2.35		1.24		1.11
Fiscal 2013
March 31, 2013	March 15, 2013	March 29, 2013	0.55		0.30		0.25
December 31, 2012	December 17, 2012	December 31, 2012	0.55		0.33		0.22
September 30, 2012	September 14, 2012	September 28, 2012	0.55		0.26		0.29
June 30, 2012	June 15, 2012	June 29, 2012	0.55		0.26		0.29
Total Fiscal 2013			2.20		1.15		1.05
			$12.55		$7.27		$5.68

(1)	All of our cash distributions in the table above were funded from taxable income. The tax characterization of cash distributions for a particular year will not be known until the tax return for that year is finalized.
(2)	We have not yet reported earnings for this period.
(3)	Represents a special dividend for the fiscal year ended March 31, 2014.

For the fiscal year ended March 31, 2017, we paid dividends totaling $5,844,609 and $4,102,473 on the Series 2023 Term Preferred Shares and 8.125% Series 2024 Term Preferred Shares, respectively. For the fiscal year ended March 31, 2016, we paid dividends totaling $421,888, $7,383,791 and $4,862,802 on the Series 2017 Term Preferred Shares, the Series 2023 Term Preferred Shares and the 8.125% Series 2024 Term Preferred Shares, respectively. For the fiscal year ended March 31, 2015, we paid $1,344,083, $5,286,287 and $2,912,844 on the Series 2017 Term Preferred Shares, the Series 2023 Term Preferred Shares and the 8.125% Series 2024 Term Preferred Shares, respectively. For fiscal year 2014, we paid $1,344,083 and $2,638,151 in preferred dividends on the Series 2017 Term Preferred Shares and the Series 2023 Term Preferred Shares, respectively. For fiscal year 2013, we paid $459,228 in preferred dividends on the Series 2017 Term Preferred

Shares. The 2017 Term Preferred Shares were fully redeemed in July 2015 and the 8.125% Series 2024 Term Preferred Shares were fully redeemed in July 2017.

For accounting purposes the distributions declared on our common stock for the fiscal years ended March 31, 2017, 2016, 2015, 2014 and 2013 were in excess of the reported earnings under GAAP. However, as a RIC, earnings and distributions are determined on a tax basis. Furthermore, taxable earnings are determined according to tax regulations and differ from reported income for accounting purposes under GAAP. For the fiscal years ended March 31, 2016, 2015, 2014, 2013 and 2012, taxable earnings exceeded our distributions, and there was no tax return of capital for these years.

The tax characterization of distributions for the year ended March 31, 2017 will not be known until the tax return is finalized. To the extent that taxable earnings for any fiscal year are less than the amount of the distributions paid during the year, there would be a tax return of capital to shareholders. Distributions in excess of current and accumulated taxable earnings and profits will generally not be taxable to the shareholders, because a tax return of capital represents a return of a portion of a shareholder’s original investment in our common stock, net of fund fees and expenses, to the extent of a shareholder’s basis in our stock. Generally, a tax return of capital will reduce an investor’s basis in our stock for federal tax purposes, which will result in the shareholder recognizing additional gain (or less loss) when the stock is sold. Assuming that a shareholder holds our stock as a capital asset, any such additional gain would be a capital gain. Shareholders should not assume that the source of all distributions is from our net profits and shareholders may periodically receive the payment of a distribution consisting of a return of capital. The tax character of any distributions will be determined after the end of the fiscal year. Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

We have elected to be treated, and intend to continue to qualify annually, as a RIC under Subchapter M of the Code beginning with our 2011 taxable year. To maintain RIC tax treatment, we must, among other things, distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain U.S. federal excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (1) 98% of our ordinary income for the calendar year; (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year; and, (3) 100% of any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. In addition, although we currently intend to distribute realized net capital gains (i.e., net long term capital gains in excess of short term capital losses), if any, at least annually, we may in the future decide to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated as if you had received an actual distribution of the capital gains we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. See “Material U.S. Federal Income Tax Considerations.” We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, to the extent that we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

We may make distributions by issuing additional shares of our common stock under our distribution reinvestment plan, unless you elect to receive your dividends and/or long-term capital gains distributions in cash. We reserve the right to purchase shares in the open market in connection with our implementation of the distribution reinvestment plan. See “Distribution Reinvestment Plan.” If you hold shares in the name of a broker or financial intermediary, you should contact the broker or financial intermediary regarding your election to receive distributions in cash. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

SENIOR SECURITIES

Information about our senior securities is shown in the following table as of June 30, 2017 and as of the end of each fiscal year since our formation. The information as of March 31, 2017, 2016, 2015, 2014 and 2013 has been derived from our financial statements that have been audited by an independent registered public accounting firm. The report of our independent registered public accounting firm covering the total amount of senior securities outstanding as of March 31, 2017, 2016, 2015, 2014 and 2013 is attached as an exhibit to the registration statement of which this prospectus is a part.

Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Ratio Per Unit(2)	Involuntary Liquidation Preference Per Unit(3)	Average Market Value Per Unit(4)
Series 2017 Term Preferred Shares(5)
2015	$15,811,250	$2.47	$25	$1.03
2014	$15,811,250	$3.99	$25	$1.05
2013	$15,811,250	$8.79	$25	$1.03
Series 2023 Term Preferred Shares
2018 (as of June 30, 2017) (unaudited)	$90,400,025	$2.13	$25	$1.02
2017	$90,400,025	$2.59	$25	$1.01
2016	$90,638,450	$1.91	$25	$0.97
2015	$73,869,250	$2.47	$25	$0.98
2014	$65,744,250	$3.99	$25	$0.94
8.125% Series 2024 Term Preferred Shares(6)
2018 (as of June 30, 2017) (unaudited)	$50,504,475	$2.13	$25	$1.02
2017	$50,504,475	$2.59	$25	$1.02
2016	$50,539,775	$1.91	$25	$1.00
2015	$60,687,500	$2.47	$25	$1.01
6.75% Series 2024 Term Preferred Shares(7)
2018 (as of June 30, 2017) (unaudited)	$68,235,375	$2.13	$25	$1.00

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)	Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities. Asset coverage per unit is expressed in terms of dollar amounts per share.
(3)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it.
(4)	The Average Market Value Per Unit is calculated by taking the daily average closing price of the security for the respective period and dividing it by $25 per share to determine a unit price per share consistent with Asset Coverage Per Unit.
(5)	On July 24, 2015, we redeemed all issued and outstanding Series 2017 Term Preferred Shares at the term redemption price.
(6)	On July 14, 2017, we redeemed all issued and outstanding 8.125% Series 2024 Term Preferred Shares at the term redemption price.
(7)	On June 14, 2017, we issued 2,729,415 shares of our newly designated 6.75% Series 2024 Term Preferred Shares.

BUSINESS

Overview

We are a non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. Our investment objective is to maximize our portfolio’s risk-adjusted total return.

We have implemented our investment objective by purchasing portions of equity and junior debt tranches of CLO vehicles. Our investment strategy also includes warehouse facilities, which are financing structures intended to aggregate loans that may be used to form the basis of a CLO vehicle. Substantially all of the CLO vehicles in which we may invest would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in section 3(c)(1) or section 3(c)(7). Structurally, CLO vehicles are entities formed to originate and manage a portfolio of loans. The loans within the CLO vehicle are limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit. A CLO vehicle is formed by raising various classes or “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. The CLO vehicles which we focus on are collateralized primarily by Senior Loans, and generally have very little or no exposure to real estate, mortgage loans or to pools of consumer-based debt, such as credit card receivables or auto loans. Below investment grade securities are often referred to as “junk.” We may also invest, on an opportunistic basis, in other corporate credits of a variety of types. We expect that each of our investments will range in size from $5 million to $50 million, although the investment size may vary consistent with the size of our overall portfolio. Oxford Lane Management manages our investments and its affiliate arranges for the performance of the administrative services necessary for us to operate.

CLO vehicles, due to their high leverage, are more complicated to evaluate than direct investments in Senior Loans. Since we invest in the residual interests of CLO securities, our investments are riskier than the profile of the Senior Loans by which such CLO vehicles are collateralized. Our investments in CLO vehicles are riskier and less transparent to us and our stockholders than direct investments in the underlying Senior Loans. Our portfolio of investments may lack diversification among CLO vehicles which would subject us to a risk of significant loss if one or more of these CLO vehicles experience a high level of defaults on its underlying Senior Loans. The CLO vehicles in which we invest have debt that ranks senior to our investment. The market price for CLO vehicles may fluctuate dramatically, which would make portfolio valuations unreliable and negatively impact our net asset value and our ability to make distributions to our stockholders. Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in such CLO vehicles defaults on its payment obligations or fails to perform as we expect.

Our investments in CLO vehicles may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income. Specifically, the CLO vehicles in which we invest generally constitute PFICs. Because we acquire investments in PFICs (including equity tranche investments in CLO vehicles that are PFICs), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investments even if such income is distributed as a taxable dividend by us to our stockholders. See “Risk Factors — Risks Related to Our Investments” beginning on page 21 to read about factors you should consider before investing in our securities.

For the fiscal year ended March 31, 2017 and the quarter ended June 30, 2017, our total return based on market value was 66.38% and (7.37)%, respectively. Total return based on market value is calculated assuming that shares of the Fund’s common stock were purchased at the market price as of the beginning of the period, and that distribution, capital gains and other distributions were reinvested as provided for in the Fund’s distribution reinvestment plan, excluding any discounts, and that the total number of shares were sold at the closing market price per share on the last day of the period. The computation does not reflect any sales commission investors may incur in purchasing or selling shares of the Fund. Our total return figures are subject to change and, in the future, may be greater or less than the rates set forth above.

Distributions

In order to be subject to pass-through tax treatment as a RIC, and to eliminate our liability for corporate-level U.S. federal income tax on the income we distribute to our stockholders, we are required, under Subchapter M of the Code, to distribute to our stockholders on an annual basis at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.

The following table reflects the cash distributions, including dividends and distributions reinvested per share that we have declared on our common stock in the last five fiscal years and the current fiscal year, as well as our quarterly per share net investment income and distributions in excess of net investment income:

Three Months Ended	Record Date	Payment Date	Distributions(1)		GAAP Net Investment Income		Distributions in excess of Net Investment Income
Fiscal 2018
September 30, 2017	September 15, 2017	September 29, 2017	$0.40		$—	(2)	$—	(2)
June 30, 2017	June 16, 2017	June 30, 2017	0.40		0.42		(0.02)
Fiscal 2017
March 31, 2017	March 16, 2017	March 31, 2017	0.60		0.46		0.14
December 31, 2016	December 16, 2016	December 30, 2016	0.60		0.38		0.22
September 30, 2016	September 16, 2016	September 30, 2016	0.60		0.37		0.23
June 30, 2016	June 16, 2016	June 30, 2016	0.60		0.30		0.30
Total Fiscal 2017			2.40		1.51		0.89
Fiscal 2016
March 31, 2016	March 16, 2016	March 31, 2016	0.60		0.36		0.24
December 31, 2015	December 16, 2015	December 31, 2015	0.60		0.46		0.14
September 30, 2015	September 30, 2015	October 30, 2015	0.60		0.33		0.27
June 30, 2015	June 16, 2015	June 30, 2015	0.60		0.44		0.16
Total Fiscal 2016			2.40		1.59		0.81
Fiscal 2015
March 31, 2015	March 17, 2015	March 31, 2015	0.60		0.41		0.19
December 31, 2014	December 17, 2014	December 31, 2014	0.60		0.29		0.31
September 30, 2014	September 16, 2014	September 30, 2014	0.60		0.28		0.32
June 30, 2014	June 16, 2014	June 30, 2014	0.60		0.38		0.22
Total Fiscal 2015			2.40		1.36		1.04
Fiscal 2014
March 31, 2014	March 17, 2014	March 31, 2014	0.60		0.29		0.31
	March 17, 2014	March 31, 2014	0.10	(3)	—		—
December 31, 2013	December 17, 2013	December 31, 2013	0.55		0.32		0.23
September 30, 2013	September 16, 2013	September 30, 2013	0.55		0.35		0.20
June 30, 2013	June 14, 2013	June 28, 2013	0.55		0.28		0.27
Total Fiscal 2014			2.35		1.24		1.11
Fiscal 2013
March 31, 2013	March 15, 2013	March 29, 2013	0.55		0.30		0.25
December 31, 2012	December 17, 2012	December 31, 2012	0.55		0.33		0.22
September 30, 2012	September 14, 2012	September 28, 2012	0.55		0.26		0.29
June 30, 2012	June 15, 2012	June 29, 2012	0.55		0.26		0.29
Total Fiscal 2013			2.20		1.15		1.05
			$12.55		$7.27		$5.68

(1)	All of our cash distributions in the table abovc were funded from taxable income. The tax characterization of cash distributions for the fiscal years ended March 31, 2017 and 2018 will not be known until the tax returns for those years are finalized.
(2)	We have not yet reported earnings for this period.
(3)	Represents a special dividend for the fiscal year ended March 31, 2014.

For the fiscal year ended March 31, 2017, we paid dividends totaling $5,844,609 and $4,102,473, on the Series 2023 Term Preferred Shares and 8.125% Series 2024 Term Preferred Shares, respectively. For the fiscal year ended March 31, 2016, we paid dividends totaling $421,888, $7,383,791 and $4,862,802 on the Series 2017 Term Preferred Shares, the Series 2023 Term Preferred Shares and the 8.125% Series 2024 Term Preferred Shares, respectively. For the fiscal year ended March 31, 2015, we paid $1,344,083, $5,286,287 and

$2,912,844 on the Series 2017 Term Preferred Shares, the Series 2023 Term Preferred Shares and the 8.125% Series 2024 Term Preferred Shares, respectively. For fiscal year 2014, we paid $1,344,083 and $2,638,151 in preferred dividends on the Series 2017 Term Preferred Shares and the Series 2023 Term Preferred Shares, respectively. For fiscal year 2013, we paid $459,228 in preferred dividends on the Series 2017 Term Preferred Shares. The 2017 Term Preferred Shares were fully redeemed in July 2015 and the 8.125% Series 2024 Term Preferred Shares were fully redeemed in July 2017.

For accounting purposes the distributions declared on our common stock for the fiscal years ended March 31, 2017, 2016, 2015, 2014 and 2013 were in excess of the reported earnings under GAAP. However, as a RIC, earnings and distributions are determined on a tax basis. Furthermore, taxable earnings are determined according to tax regulations and differ from reported income for accounting purposes under GAAP. For the fiscal years ended March 31, 2016, 2015, 2014, 2013 and 2012, taxable earnings exceeded our distributions, and there was no tax return of capital for these years.

The tax characterization of distributions for the year ended March 31, 2017 will not be known until the tax return is finalized. To the extent that taxable earnings for any fiscal year are less than the amount of the distributions paid during the year, there would be a tax return of capital to shareholders. Distributions in excess of current and accumulated taxable earnings and profits will generally not be taxable to the shareholders, because a tax return of capital represents a return of a portion of a shareholder’s original investment in our common stock, net of fund fees and expenses, to the extent of a shareholder’s basis in our stock. Generally, a tax return of capital will reduce an investor’s basis in our stock for federal tax purposes, which will result in the shareholder recognizing additional gain (or less loss) when the stock is sold. Assuming that a shareholder holds our stock as a capital asset, any such additional gain would be a capital gain. Shareholders should not assume that the source of all distributions is from our net profits and shareholders may periodically receive the payment of a distribution consisting of a return of capital. The tax character of any distributions will be determined after the end of the fiscal year. Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Distribution Policy

Oxford Lane is subject to significant and variable differences between its accounting income under GAAP and its taxable income particularly as it relates to our CLO equity investments. We invest in CLO entities which generally constitute PFICs and which are subject to complex tax rules; the calculation of taxable income attributed to a CLO equity investment can be dramatically different from the calculation of income for financial reporting purposes under GAAP. Taxable income is based upon the distributable share of earnings as determined under tax regulations for each CLO equity investment, which may be consistent with the cash flows generated by those investments (although significant differences are possible), while accounting income is currently based upon an effective yield calculation (this requires the calculation of a yield to expected redemption date based upon an estimation of the amount and timing of future cash flows, including recurring cash flows as well as future principal repayments). The Fund’s final taxable earnings for the fiscal year ended March 31, 2017 will not be known until our tax returns are filed but our experience has been that cash flows from CLO equity investments have historically represented a generally reasonable estimate of taxable earnings; however, we can offer no assurance that will be the case in the future, particularly during periods of market disruption and volatility. There may be significant differences between Oxford Lane Capital’s GAAP earnings and its taxable earnings, particularly related to CLO equity investments where its taxable earnings are based upon the taxable reported earnings provided by the CLO equity positions in which we invest, while GAAP earnings are based are upon an effective yield calculation. In general, the Fund currently expects its taxable earnings to be higher than its reportable GAAP earnings.

While reportable GAAP income from our CLO equity investments for the year ended March 31, 2017 was approximately $55.7 million, we received or were entitled to receive approximately $79.7 million in distributions from our CLO equity investments. While the tax characterization of our distributions for the fiscal year ended March 31, 2017 will not be known until our tax returns are finalized, we do not expect to have a tax return of capital for this period. In general, we currently expect our annual taxable income to be higher than our GAAP earnings on the basis of the difference between cash distributions from CLO equity investments actually received or entitled to be received and the effective yield income calculated under GAAP. Our distribution policy is based upon our estimate of our taxable net investment income.

Oxford Lane Management

Our investment activities are managed by Oxford Lane Management, which is an investment adviser that has registered under the Advisers Act. Under our Investment Advisory Agreement with Oxford Lane Management, we have agreed to pay Oxford Lane Management an annual base management fee based on our gross assets, as well as an incentive fee based on our performance. See “Investment Advisory Agreement.”

We expect to benefit from the ability of our investment adviser’s team to identify attractive opportunities, conduct diligence on and value prospective investments, negotiate terms where appropriate, and manage and monitor a diversified portfolio although we do not intend to operate as a “diversified” investment company within the meaning of the 1940 Act. Our investment adviser’s senior investment team members have broad investment backgrounds, with prior experience at investment banks, commercial banks, unregistered investment funds and other financial services companies, and have collectively developed a broad network of contacts to provide us with our principal source of investment opportunities.

Our investment adviser is led by Jonathan H. Cohen, our Chief Executive Officer and Saul B. Rosenthal, our President. Messrs. Cohen and Rosenthal are assisted by Darryl M. Monasebian, Executive Vice President, and Debdeep Maji who serves as Senior Managing Director for Oxford Lane Management. We consider Messrs. Cohen, Rosenthal, Monasebian and Maji to be Oxford Lane Management’s senior investment team.

Messrs. Cohen, Rosenthal, Monasebian and Maji together with the other members of Oxford Lane Management’s investment team, have developed an infrastructure that we believe provides Oxford Lane Capital with a competitive advantage in locating and acquiring attractive CLO investments. In particular, in addition to our portfolio, the members of Oxford Lane Management’s investment team currently manage the portfolios of:

•	TICC Capital Corp., a NASDAQ Global Select Market-listed business development company, which completed its initial public offering in 2003, with approximately $623 million in gross assets as of June 30, 2017, which is managed by TICC Management, LLC;
•	TICC CLO 2012-1, LLC, an approximately $185 million CLO structured finance vehicle completed in 2012 investing in a diversified portfolio of Senior Loans, the assets of which are included in the gross assets of TICC Capital Corp.;
•	Oxford Bridge, LLC, a private fund formed in 2015 with approximately $378 million in gross assets as of June 30, 2017 investing principally in equity of CLO vehicles.

Since 2004, in the course of managing those existing portfolios, the members of Oxford Lane Management’s investment team have historically evaluated and invested primarily in a combination of bilateral and syndicated Senior Loans and structured finance vehicles, with the objective of producing high risk-adjusted returns primarily in the form of current income. From June 2009 through June 30, 2017, the members of Oxford Lane Management’s investment team have invested, either through the Company or the affiliated portfolios of TICC Capital Corp. and Oxford Bridge, LLC, an aggregate of approximately $2.4 billion in 434 primary and secondary CLO transactions with an aggregate par value of approximately $3.2 billion. As of June 30, 2017, Oxford Lane Management’s investment team has approximately $1.5 billion under management.

Charles M. Royce is a non-managing member of Oxford Lane Management. Mr. Royce serves as the Chairman of the Board of Managers of Royce & Associates. From 1972 until 2017, Mr. Royce served as Chief Executive Officer of Royce & Associates. He also manages or co-manages eight of Royce & Associates’ open- and closed-end registered funds. Mr. Royce currently serves on the Board of Trustees of The Royce Funds and Board of Directors of TICC Capital Corp. Mr. Royce is also a non-managing member of TICC Management, LLC, the investment adviser for TICC Capital Corp. Mr. Royce, as a non-managing member of Oxford Lane Management, does not take part in the management or participate in the operations of Oxford Lane Management.

In addition, our executive officers and directors, as well as the current and future members of our investment adviser, Oxford Lane Management, may serve as officers, directors or principals of other entities that operate in the same or a related line of business as we do. Accordingly, they may have obligations to investors in those entities, the fulfillment of which obligations may not be in the best interests of us or our stockholders. Each of TICC Capital Corp., TICC CLO 2012-1 LLC and Oxford Bridge, LLC, as well as any affiliated investment vehicle formed in the future and managed by our investment adviser or its affiliates may, notwithstanding different stated investment objectives, have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. As a result, Oxford Lane Management may face conflicts in allocating investment opportunities between us and such other entities. Although Oxford Lane Management endeavors to allocate investment opportunities in a fair and equitable manner, we may not be given the opportunity to participate in investments made by investment funds, including TICC Capital Corp., TICC CLO 2012-1 LLC and Oxford Bridge, LLC, managed by our investment adviser or an investment manager affiliated with our investment adviser. In any such case, when Oxford Lane Management’s investment team identifies an investment, it will be required to choose which investment fund should make the investment.

In certain instances, we may co-invest on a concurrent basis with affiliates of our investment adviser, subject to compliance with applicable regulations and regulatory guidance and our written allocation procedures. Such co-investment may require exemptive relief from the SEC. On June 14, 2017, the SEC issued the Exemptive Order which permits us to co-invest in portfolio companies with certain funds or entities managed by Oxford Lane Management or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions of the Exemptive Order. Pursuant to the Exemptive Order, we are permitted to co-invest with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching in respect of us or our stockholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of our stockholders and is consistent with our then-current investment objective and strategies.

In addition, we will reimburse BDC Partners, an affiliate of Oxford Lane Management, our allocable portion of overhead and other expenses incurred by BDC Partners in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions, and our allocable portion of the compensation of our Chief Financial Officer and administrative support staff, including accounting personnel. We will also pay indirectly the costs associated with the functions performed by our Chief Compliance Officer under the terms of an agreement between us and Alaric Compliance Services. These arrangements may create conflicts of interest that our Board of Directors must monitor.

Investment Focus

Our investment objective is to maximize our portfolio’s risk-adjusted total return. Our current focus is to seek that return by investing in structured finance investments, specifically the equity and junior debt tranches of CLO vehicles, which are collateralized primarily by a diverse portfolio of Senior Loans, and which generally have very little or no exposure to real estate loans, or mortgage loans or to pools of consumer-based debt, such as credit card receivables or auto loans. Our investment strategy also includes investing in warehouse facilities, which are financing structures intended to aggregate senior loans that may be used to form the basis of a CLO vehicle. As of June 30, 2017, we held debt investments in seven different CLO structures and equity investments in approximately 50 different CLO structures. We may also invest, on an opportunistic basis, in a variety of other types of corporate credits.

The CLO investments we currently hold in our portfolio generally represent either a residual economic interest, in the case of an equity tranche, or a debt investment collateralized by a portfolio of Senior Loans. The value of our CLO investments generally depend on both the quality and nature of the underlying portfolio it references and also on the specific structural characteristics of the CLO itself.

CLO Structural Elements

Structurally, CLO vehicles are entities formed to originate and manage a portfolio of loans. The loans within the CLO vehicle are generally limited to loans which meet established credit criteria and are subject to concentration limitations in order to limit a CLO vehicle’s exposure to a single credit.

A CLO vehicle is formed by raising multiple “tranches” of debt (with the most senior tranches being rated “AAA” to the most junior tranches typically being rated “BB” or “B”) and equity. As interest payments are received the CLO vehicle makes contractual interest payments to each tranche of debt based on their seniority. If there are funds remaining after each tranche of debt receives its contractual interest rate and the CLO vehicle meets or exceeds required collateral coverage levels (or other similar covenants) the remaining funds may be paid to the equity tranche. The contractual provisions setting out this order of payments are set out in detail in the CLO vehicle’s indenture. These provisions are referred to as the “priority of payments” or the “waterfall” and determine any other obligations that may be required to be paid ahead of payments of interest and principal on the securities issued by a CLO vehicle. In addition, for payments to be made to each tranche, after the most senior tranche of debt, there are various tests which must be complied with, which are different for each CLO vehicle.

CLO indentures typically provide for adjustments to the priority of payments in the event that certain cashflow or collateral requirements are not maintained. The collateral quality tests that may divert cashflows in the priority of payments are predominantly determined by reference to the par values of the underlying loans, rather than their current market values. Accordingly, we believe that CLO equity and junior debt investments allow investors to gain exposure to the Senior Loan market on a levered basis without being structurally subject to mark-to-market price fluctuations of the underlying loans. As such, although the current valuations of CLO equity and junior debt tranches are expected to fluctuate based on price changes within the loan market, interest rate movements and other macroeconomic factors, those tranches will generally be expected to continue to receive distributions from the CLO vehicle periodically so long as the underlying portfolio does not suffer defaults, realized losses or other covenant violations sufficient to trigger changes in the waterfall allocations. We therefore believe that an investment portfolio consisting of CLO equity and junior debt investments of this type has the ability to provide attractive risk-adjusted rates of return.

The diagram below is for illustrative purposes only. The CLO structure highlighted below is only a hypothetical structure and structures among CLO vehicles in which we may invest may vary substantially from the hypothetical example set forth below.

We typically invest in the equity tranches, which are not rated, and to a lesser extent the “B” and “BB” tranches of CLO vehicles. As of June 30, 2017, 94% of our portfolio on a fair value basis was invested in the equity tranches of CLO vehicles.

The Syndicated Senior Loan Market

We believe that while the syndicated leveraged corporate loan market is relatively large, with Standard and Poor’s estimating the total par value outstanding at approximately $927 billion as of August 9, 2017, this market remains largely inaccessible to a significant portion of investors that are not lenders or approved institutions. The CLO market permits wider exposure to syndicated Senior Loans, but this market is almost exclusively private and predominantly institutional.

The Senior Loan market is characterized by various factors, including:

•	Floating rate instruments. A Senior Loan typically contains a floating versus a fixed interest rate, which we believe provides some measure of protection against the risk of interest rate fluctuation. However, all of our CLO investments have many Senior Loans which are subject to interest rate floors and since interest rates on Senior Loans may only reset periodically and the amount of the increase following an interest rate reset may be below the interest rate floors of such Senior Loans, our ability to benefit from rate resets following an increase in interest rates may be limited.
•	Frequency of interest payments. A Senior Loan typically provides for scheduled interest payments no less frequently than quarterly.

In the current environment, we believe the above attributes seem particularly desirable.

Investment Opportunity

We believe that the market for CLO-related assets continues to provide us with opportunities to generate attractive risk-adjusted returns within our strategies over the long term. We believe that a number of factors support this conclusion, including:

—	the long-term and relatively low-cost capital that many CLO vehicles have secured, compared with current asset spreads, have created opportunities to purchase certain CLO equity and junior debt instruments that may produce attractive risk-adjusted returns. Additionally, given that the CLO vehicles we invest in are cash flow-based vehicles, this term financing may be extremely beneficial in periods of market volatility.
—	the market to invest in warehouse facilities, which are short and medium-term loan facilities that are generally expected to form the basis of CLO vehicles (which the Fund may participate in or be repaid by), has created additional attractive risk-adjusted investment opportunities for us.
—	investing in CLO securities, and CLO equity instruments and warehouse facilities in particular, requires a high level of research and analysis. We believe that transactions in this market can only be adequately conducted by knowledgeable market participants as this market and these structures tend to be highly specialized.
—	the U.S. risk retention requirements imposed for CLO managers under Section 941 of the Dodd-Frank Act has created some uncertainty in the market in regards to future CLO issuances. Given that certain CLO managers may require capital provider partners to satisfy this requirement, we believe that this may create additional opportunities (and additional risks) for us in the future.
—	the U.S. CLO market is relatively large with total assets under management of approximately $512 billion.(1) We estimate that the amount outstanding of the junior-most debt tranches (specifically the tranches originally rated “BB” and “B”) and equity tranches together are approximately $81 billion.(2)

We continue to review a large number of CLO investment opportunities in the current market environment, and we expect that the majority of our portfolio holdings, over the near to intermediate-term, will continue to be comprised of CLO debt and equity securities, with the more significant focus over the near-term likely to be on CLO equity securities and warehouse facilities.

1.	As of August 9, 2017. Source LCD, an offering of S&P Global Market Intelligence.
2.	Oxford Lane has estimated this amount based in part on the LCD report (noted in footnote 1 above), dated August 10, 2017.

Investment Selection

Our investment adviser’s investment team is responsible for all aspects of our investment process. Oxford Lane Management’s senior investment team currently consists of Messrs. Cohen, Rosenthal and Monasebian, who serve as members of the investment committee of Oxford Lane Management, and Mr. Maji. While the investment strategy involves a team approach, whereby potential transactions are screened by various members of the investment team, Messrs. Cohen or Rosenthal must approve all investments in order for them to close. See “Portfolio Management.” The stages of our investment selection process are as follows:

Deal Sourcing

Deal sourcing is generally conducted through brokers and bankers, and may also be sourced through industry contacts, CLO vehicle sponsors and investors. We believe that we currently have an active pipeline of deal flow, particularly through multiple CLO trading desks.

Screening

In screening potential investments in CLO vehicles, our investment adviser’s investment team utilizes a similar income-oriented investment philosophy they employ in their work managing other CLO investments at TICC Capital Corp.

Due Diligence

Our investment adviser’s investment team conducts due diligence on prospective investments. In conducting due diligence, our investment adviser uses publicly available information as well as information otherwise available to it, including through its relationships with CLO collateral managers and bankers.

Our investment adviser’s due diligence typically includes:

•	review of current financial information and projections regarding prospective investments;
•	review of collateral quality, concentration limitation and coverage test ratios; and
•	review of the prospective investment’s capital structure and the terms and conditions of the investment.

Upon the completion of due diligence, the investment professionals present the opportunity to our investment adviser’s investment committee, which then determines whether to proceed with the potential investment. Additional due diligence with respect to any investment may be conducted on our behalf by outside third-party advisers, as appropriate. Any fees and expenses incurred by Oxford Lane Management in connection with due diligence investigations undertaken by third parties will be subject to reimbursement by Oxford Lane Capital, which reimbursements will be in addition to any management or incentive fees payable under our Investment Advisory Agreement to Oxford Lane Management. While the investment strategy involves a team approach, Oxford Lane Capital may not enter into a transaction without the prior approval of either Messrs. Cohen or Rosenthal.

Ongoing Relationships

Monitoring

Our investment adviser monitors our investments on an ongoing basis. Our investment adviser has several methods of monitoring the performance and value of our investments, which include the following:

•	review of pricing data and indicative bids for recent transactions in our investments;
•	comparisons to other Senior Loans and CLO vehicles; and
•	review of available financial reports for our investments.

Valuation Procedures

The most significant estimate inherent in the preparation of our financial statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. We believe that there is no single best method for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. We are required to specifically fair value each individual investment on a quarterly basis.

Our Board of Directors determines the value of our investment portfolio each quarter, after consideration of our Valuation Committee’s recommendation of fair value. Oxford Lane Management compiles the relevant information, including a financial summary, covenant compliance review and recent trading activity in the security, if known. All available information, including non-binding indicative bids which may not be considered reliable, are presented to the Valuation Committee to consider in making its recommendation of fair value to the Board of Directors. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases the Valuation Committee considers the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available, in making its recommendation of fair value to the Board of Directors. We may elect to engage third-party valuation firms to provide assistance to our Valuation Committee and Board of Directors in valuing certain of our investments. The Valuation Committee evaluates the impact of such additional information, and factors it into its consideration of fair value.

Competition

We compete for investments with other investment funds (including private equity funds, mezzanine funds and business development companies), as well as traditional financial services companies such as commercial banks, investment banks, finance companies and other sources of funding. Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles, such as hedge funds, those entities have begun to invest in areas they have not traditionally invested in, including CLO vehicles. As a result of these new entrants, competition for investment opportunities in CLO vehicles may intensify. Many of these entities have greater financial and managerial resources than we do. We believe we are able to compete with these entities primarily on the basis of the experience and contacts of our investment adviser, and our responsive and efficient investment analysis and decision-making processes.

Staffing

We do not currently have any employees. Our day-to-day investment operations are managed by Oxford Lane Management. Oxford Lane Management’s investment team currently consists of the members of its investment committee, Messrs. Cohen, Rosenthal and Monasebian, and Mr. Maji, who serves as Senior Managing Director for Oxford Lane Management, and three additional experienced investment professionals. Oxford Lane Management may retain additional investment professionals, based upon its future needs. See “Investment Advisory Agreement.”

In addition, we will reimburse BDC Partners for our allocable portion of overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions, and the compensation of our Chief Financial Officer and any administrative support staff, including accounting personnel. See “Administration Agreement.” We will also pay indirectly the costs associated with the functions performed by our Chief Compliance Officer under the terms of an agreement between us and Alaric Compliance Services.

Properties

Our executive offices are located at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830, and are provided by BDC Partners in accordance with the terms of the Administration Agreement. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Legal Proceedings

Neither Oxford Lane Capital nor Oxford Lane Management is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against Oxford Lane Capital or Oxford Lane Management. From time to time, Oxford Lane Capital or Oxford Lane Management may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of these legal proceedings cannot be predicted, we do not expect that these proceedings will have a material adverse effect upon Oxford Lane Capital or Oxford Lane Management.

MANAGEMENT

Our Board of Directors oversees our management. The Board of Directors currently consists of five members, three of whom are not “interested persons” of Oxford Lane Capital Corp. as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Our Board of Directors elects our officers, who serve at the discretion of the Board of Directors. The responsibilities of each director will include, among other things, the oversight of our investment activity, the quarterly valuation of our assets, and oversight of our financing arrangements. The Board of Directors has also established an Audit Committee and a Valuation Committee, and may establish additional committees in the future.

Board of Directors and Executive Officers

Directors

Information regarding the Board of Directors is as follows:

Name	Age	Position	Director Since	Expiration of Term
Interested Directors
Jonathan H. Cohen	52	Chief Executive Officer and Director	2010	2019
Saul B. Rosenthal	48	President and Director	2010	2018
Independent Directors
Mark J. Ashenfelter	57	Chairman of the Board of Directors	2010	2019
John Reardon	50	Director	2010	2017
David S. Shin	48	Director	2010	2018

The address for each of our directors is c/o Oxford Lane Capital Corp., 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830.

Executive Officers Who Are Not Directors

Name	Age	Position
Bruce L. Rubin	57	Chief Financial Officer, Treasurer and Corporate Secretary
Gerald Cummins	62	Chief Compliance Officer

Biographical Information

Directors

Our directors have been divided into two groups — interested directors and independent directors. An interested director is an “interested person” as defined in Section 2(a)(19) of the 1940 Act.

Interested Directors

Messrs. Cohen and Rosenthal are “interested persons” of Oxford Lane Capital as defined in the 1940 Act, due to their positions as Chief Executive Officer and President, respectively, of Oxford Lane Capital and Oxford Lane Management, Oxford Lane Capital’s investment adviser, and as the managing member and non-managing member, respectively, of BDC Partners, the administrator for Oxford Lane Capital.

Jonathan H. Cohen has served as Chief Executive Officer of both Oxford Lane Capital Corp. and Oxford Lane Management since 2010. Mr. Cohen has also served since 2003 as Chief Executive Officer of both TICC Capital Corp. (NasdaqGS: TICC), a publicly traded business development company, and TICC Management, LLC, TICC Capital Corp.’s investment adviser, and as the managing member of BDC Partners. Mr. Cohen has also served since 2015 as Chief Executive Officer of Oxford Bridge Management, LLC, the investment manager to Oxford Bridge, LLC, a private investment fund. Mr. Cohen is also a member of the Board of Directors of TICC Capital Corp. Previously, Mr. Cohen managed technology equity research groups at Wit Capital, Merrill Lynch, UBS and Smith Barney. Mr. Cohen is a member of the Board of Trustees of Connecticut College. Mr. Cohen received a B.A. in Economics from Connecticut College and an M.B.A. from Columbia University. Mr. Cohen’s depth of experience in managerial positions in investment management, securities research and financial services, as well as his intimate knowledge of our business and operations, gives our Board of Directors valuable industry-specific knowledge and expertise on these and other matters.

Saul B. Rosenthal has served as President of both Oxford Lane Capital Corp. and Oxford Lane Management since 2010. Mr. Rosenthal has also served as President since 2004 of TICC Capital Corp. (NasdaqGS: TICC), a publicly traded business development company and since 2015 as President of Oxford Bridge Management, LLC. Mr. Rosenthal was previously an attorney at the law firm of Shearman & Sterling LLP. Mr. Rosenthal serves on the boards of LiftForward, Inc., the National Museum of Mathematics and YPO New York City. Mr. Rosenthal received a B.S., magna cum laude, from the Wharton School of the University of Pennsylvania, a J.D. from Columbia University Law School, where he was a Harlan Fiske Stone Scholar, and a LL.M. (Taxation) from New York University School of Law. Mr. Rosenthal’s depth of experience in managerial positions in investment management, as well as his intimate knowledge of our business and operations, gives the Board of Directors the valuable perspective of a knowledgeable corporate leader.

Independent Directors

The following directors are not “interested persons” of Oxford Lane Capital, as defined in the 1940 Act.

Mark J. Ashenfelter presently serves as a Senior Vice President and the General Counsel of Haebler Capital, a private investment company located in Greenwich, CT. Prior to joining Haebler Capital in 1994, Mr. Ashenfelter was an associate at Cravath, Swaine & Moore from 1985 to 1992 and Cadwalader, Wickersham & Taft from 1992 to 1994. Mr. Ashenfelter received a B.A., cum laude, from Harvard University, a J.D., magna cum laude, from New York Law School, where he was Managing Editor of the Law Review, and a LL.M. (Taxation) from New York University School of Law. Mr. Ashenfelter’s extensive corporate legal experience, particularly in connection with investment companies, provides our Board of Directors with valuable insight and perspective.

John Reardon is the principal of Reardon Consulting, LLP, which specializes in providing management consulting services to technology companies in the telecom, software, and cyber security industries. Mr. Reardon also serves as the Managing Director of Choctaw Telecom LLC. Previously, Mr. Reardon managed telecommunications companies in the mobile voice, data and engineering services markets as Chief Executive Officer and a member of the Board of Directors of Mobex Communications, Inc. from 2001 to 2005. From 1997 – 2001, he served as General Counsel and Secretary of the Board of Directors of Mobex Communications, Inc. Mr. Reardon began his career in telecom law at the boutique Washington, DC firm of Keller and Heckman, LLP. Mr. Reardon received a Bachelor of Arts degree, in Political Science, summa cum laude, from Boston University, and earned his J.D. from Columbia Law School. He is admitted to the New York State Bar and the Washington, DC Bar, and is the past president of the Columbia Law School Alumni Association of Washington, DC. Mr. Reardon’s extensive experience as a senior corporate executive provides our Board of Directors the perspective of a knowledgeable corporate leader.

David S. Shin presently serves as an asset management consultant to Innovatus Capital Partners, the manager of certain assets of Perella Weinberg Partners, a financial services firm. From 2011 to 2016, Mr. Shin was an asset management professional at Perella Weinberg Partners. From 2010 to 2011, Mr. Shin served as a Managing Director at Bentley Associates, an investment banking firm. Prior to joining Bentley Associates, Mr. Shin worked in the Global Real Estate Investment Banking Group at Deutsche Bank Securities from 2005 to 2008, and in the Real Estate & Lodging Group of Citigroup Global Markets from 2004 to 2005. Prior to that, Mr. Shin worked for William Street Advisors, LLC, a boutique financial advisory firm affiliated with Saratoga Management Company, from 2002 to 2004. After receiving his J.D. in 1995, Mr. Shin was a member of the Healthcare Group of Dean Witter Reynolds from 1995 to 1996, and was subsequently a member of the Mergers & Acquisitions Group of Merrill Lynch & Co. from 1996 to 2002. Mr. Shin started his career as a CPA in the Corporate Tax Department of KPMG Peat Marwick’s Financial Institutions Group, where he served from 1990 to 1992, before attending law school. Mr. Shin received a B.S., magna cum laude, from The Wharton School at the University of Pennsylvania and a J.D. from Columbia Law School. Mr. Shin’s extensive experience in investment banking provides the Board of Directors with valuable insights of an experienced and diligent financial professional, as well as a diverse perspective.

Executive Officers Who Are Not Directors

Bruce L. Rubin has served as our Chief Financial Officer and Corporate Secretary since August 2015, and as our Treasurer and Controller since our initial public offering in 2011. Mr. Rubin has also served as TICC Capital Corp.’s Controller since 2005, TICC Capital Corp.’s Treasurer since 2009, and TICC Capital

Corp.’s Chief Financial Officer, Chief Accounting Officer and Corporate Secretary since August 2015. Mr. Rubin also currently serves as the Chief Financial Officer and Secretary of Oxford Lane Management, TICC Management, LLC, BDC Partners, and Oxford Bridge Management, LLC, the investment manager of Oxford Bridge, LLC, a private investment fund. From 1995 to 2003, Mr. Rubin was the Assistant Treasurer & Director of Financial Planning of the New York Mercantile Exchange, Inc., the largest physical commodities futures exchange in the world and has extensive experience with Sarbanes-Oxley, treasury operations and SEC reporting requirements. From 1989 to 1995, Mr. Rubin was a manager in financial operations for the American Stock Exchange, where he was primarily responsible for budgeting matters. Mr. Rubin began his career in commercial banking as an auditor primarily of the commercial lending and municipal bond dealer areas. Mr. Rubin received his BBA in Accounting from Hofstra University where he also obtained his M.B.A. in Finance.

Gerald Cummins has served as our Chief Compliance Officer, as well as the Chief Compliance Officer of Oxford Lane Management, TICC Capital Corp. and TICC Management, LLC, since June 2015 pursuant to an agreement between us and Alaric Compliance Services, or “Alaric,” a compliance consulting firm. Mr. Cummins has also served since November 2015 as the Chief Compliance Officer of Oxford Bridge Management, LLC, the investment manager of Oxford Bridge, LLC, a private investment fund. Mr. Cummins has been a Director of Alaric since June 2014 and in that capacity he also serves as the Chief Compliance Officer to a private equity firm. Prior to joining Alaric, Mr. Cummins was a consultant for Barclays Capital Inc. from 2012 to 2013, where he participated in numerous compliance projects on pricing and valuation, compliance assessments, and compliance policy and procedure development. Prior to his consulting work at Barclays, Mr. Cummins was from 2010 to 2011 the COO and the CCO for BroadArch Capital and from 2009 to 2011 the CFO and CCO to its predecessor New Castle Funds, a long-short equity asset manager. Prior to that, Mr. Cummins spent 25 years at Bear Stearns Asset Management (BSAM), where he was a Managing Director and held senior compliance, controllers and operations risk positions. Mr. Cummins graduated with a B.A. in Mathematics from Fordham University.

Director Independence

In accordance with rules of the NASDAQ Stock Market, our Board of Directors will annually determine each director’s independence. We do not consider a director independent unless the Board of Directors has determined that he or she has no material relationship with us. We will monitor the relationships of our directors and officers through a questionnaire each director completes no less frequently than annually and updates periodically as information provided in the most recent questionnaire changes.

In order to evaluate the materiality of any such relationship, the Board of Directors uses the definition of director independence set forth in the rules promulgated by the NASDAQ Stock Market. Rule 5605(a)(2) provides that a director of an investment company shall be considered to be independent if he or she is not an “interested person” of Oxford Lane Capital, as defined in Section 2(a)(19) of the 1940 Act.

The Board of Directors has determined that each of the directors is independent and has no relationship with us, except as a director and stockholder, with the exception of Jonathan H. Cohen and Saul B. Rosenthal, as a result of their respective positions as Chief Executive Officer and President of Oxford Lane Capital and Oxford Lane Management, Oxford Lane Capital’s investment adviser, and as the managing member and non-managing member, respectively, of BDC Partners, the administrator for Oxford Lane Capital.

Board Leadership Structure

Our Board of Directors monitors and performs an oversight role with respect to the business and affairs of Oxford Lane Capital, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to Oxford Lane Capital. Among other things, our Board of Directors approves the appointment of our investment adviser and officers, reviews and monitors the services and activities performed by our investment adviser and executive officers and approves the engagement, and reviews the performance of, our independent registered public accounting firm.

Under our bylaws, our Board of Directors may designate a Chairman to preside over the meetings of the Board of Directors and meetings of the stockholders and to perform such other duties as may be assigned to him by the Board of Directors. We do not have a fixed policy as to whether the Chairman of the Board of Directors should be an independent director and believe that we should maintain the flexibility to select the Chairman and reorganize the leadership structure, from time to time, based on the criteria that is in the best interests of Oxford Lane Capital and its stockholders at such times.

Presently, Mr. Ashenfelter serves as the Chairman of our Board of Directors. Mr. Ashenfelter is not an “interested person” of Oxford Lane Capital as defined in Section 2(a)(19) of the 1940 Act. We believe that Mr. Ashenfelter’s extensive corporate legal experience, particularly in connection with investment companies, qualify him to serve as the Chairman of our Board of Directors. We believe that we are best served through this existing leadership structure, as Mr. Ashenfelter’s independence from our investment adviser eliminates any perceived conflicts of interest and ensures that our management team acts in the best interests of our stockholders.

Our corporate governance policies include regular meetings of the independent directors in executive session with (i) representatives of our independent registered public accounting firm, and (ii) independent legal counsel and without the presence of interested directors and management. Our corporate governance policies also include the establishment of Audit and Valuation Committees comprised solely of independent directors and the appointment of a Chief Compliance Officer, with whom the independent directors meet regularly without the presence of interested directors and other members of management, for administering our compliance policies and procedures.

We recognize that different board leadership structures are appropriate for companies in different situations. We intend to re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.

Board’s Role In Risk Oversight

Our Board of Directors performs its risk oversight function primarily through (i) its two standing committees, which report to the entire Board of Directors and are comprised solely of independent directors, and (ii) active monitoring of our Chief Compliance Officer and our compliance policies and procedures.

As described below in more detail under “Committees of the Board of Directors,” the Audit Committee and the Valuation Committee assist the Board of Directors in fulfilling its risk oversight responsibilities. The Audit Committee’s risk oversight responsibilities include overseeing our accounting and financial reporting processes, our systems of internal controls regarding finance and accounting, and audits of our financial statements. The Valuation Committee’s risk oversight responsibilities include establishing guidelines and making recommendations to our Board of Directors regarding the valuation of our loans and investments. Moreover, the independent directors of our Board of Directors are responsible for selecting, researching and nominating directors for election by our stockholders, developing and recommending to the Board of Directors a set of corporate governance principles and overseeing the evaluation of the Board of Directors and our management.

Our Board of Directors also performs its risk oversight responsibilities with the assistance of our Chief Compliance Officer. The Board of Directors annually reviews a written report from the Chief Compliance Officer discussing the adequacy and effectiveness of the compliance policies and procedures of Oxford Lane Capital and its service providers. The Chief Compliance Officer’s annual report addresses at a minimum (i) the operation of the compliance policies and procedures of Oxford Lane Capital and its service providers since the last report; (ii) any material changes to such policies and procedures since the last report; (iii) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and (iv) any compliance matter that has occurred since the date of the last report about which the Board of Directors would reasonably need to know to oversee our compliance activities and risks. In addition, the Chief Compliance Officer meets separately in executive session with the independent directors at least quarterly.

We believe that our Board of Directors’ role in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as an investment company. As a registered closed-end management investment company, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, our ability to incur indebtedness is limited such that our asset coverage must equal at least 300% immediately after each time we incur indebtedness and we are limited in our ability to invest in any investment in which one of our affiliates is currently invested.

We recognize that different board roles in risk oversight are appropriate for companies in different situations. We re-examine the manner in which the Board of Directors administers its oversight function on an ongoing basis to ensure that they continue to meet our needs.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee and a Valuation Committee. We require each director to make a diligent effort to attend all Board and committee meetings, as well as each annual meeting of stockholders. The Board of Directors met on five occasions during the fiscal year ended March 31, 2017. All directors attended at least 75% of the aggregate number of meetings of our Board of Directors and of the respective committees on which they served.

Audit Committee

The Audit Committee operates pursuant to a charter approved by our Board of Directors, a copy of which is available on our website at http://www.oxlc.com. The charter sets forth the responsibilities of the Audit Committee. The Audit Committee’s responsibilities include recommending the selection of our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of their audit of our financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing our annual financial statements and periodic filings, and receiving the audit reports covering our financial statements. The Audit Committee is presently composed of three persons: Messrs. Shin, Ashenfelter and Reardon, all of whom are considered independent under the rules promulgated by the NASDAQ Stock Market. Our Board of Directors has determined that Mr. Shin is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Securities Exchange Act of 1934. Mr. Shin meets the current independence and experience requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of Oxford Lane Capital as defined in Section 2(a)(19) of the 1940 Act. Mr. Shin currently serves as Chairman of the Audit Committee. The Audit Committee met on four occasions during the fiscal year ended March 31, 2017.

Valuation Committee

The Valuation Committee establishes guidelines and makes recommendations to our Board of Directors regarding the valuation of investments. Our portfolio investments will generally not be publicly traded securities. As a result, there will not be a readily determinable market value for these securities. Thus, as required by the 1940 Act for such securities, we will value these securities at fair value as determined in good faith by our Board of Directors based upon the recommendation of the Valuation Committee.

Our Board of Directors will determine the value of our investment portfolio each quarter, after consideration of our Valuation Committee’s recommendation of fair value. Oxford Lane Management will compile relevant information, including a financial summary, covenant compliance review and recent trading activity in the security, if known. All available information, including non-binding indicative bids which may not be considered reliable, will be presented to the Valuation Committee to consider in making its recommendation of fair value to the Board of Directors. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases the Valuation Committee will consider the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available, in making its recommendation of fair value to the Board of Directors. We may elect to engage third-party valuation firms to provide assistance to our Valuation Committee and Board of Directors in valuing certain of our investments. The Valuation Committee will evaluate the impact of such additional information, and factor it into its consideration of fair value.

The Valuation Committee is presently composed of Messrs. Ashenfelter, Shin and Reardon. Mr. Ashenfelter currently serves as Chairman of the Valuation Committee. The Valuation Committee met on four occasions during the fiscal year ended March 31, 2017.

Nominating and Corporate Governance Procedures

We do not have a Nominating and Corporate Governance Committee. A majority of the independent directors of the Board of Directors, in accordance with the NASDAQ Global Select Market listing standards, recommends candidates for election as directors. We do not currently have a charter or written policy with regard to the nomination process or stockholder recommendations. The absence of such a policy does not mean, however, that a stockholder recommendation would not be considered if one is received.

Our independent directors will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with our bylaws and any applicable law, rule or regulation regarding director nominations. When submitting a nomination for consideration, a stockholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; current directorships on publicly held companies and investment companies; number of shares of our common stock and preferred stock owned, if any; and, a written consent of the individual to stand for election if nominated by our Board of Directors and to serve if elected by the stockholders.

In evaluating director nominees, our independent directors consider the following factors:

•	the appropriate size and composition of our Board of Directors;
•	whether or not the person is an “interested person” of Oxford Lane Capital as defined in Section 2(a)(19) of the 1940 Act;
•	the needs of Oxford Lane Capital with respect to the particular talents and experience of its directors;
•	the knowledge, skills and experience of nominees in light of the Company’s business and strategic direction and the knowledge, skills and experience already possessed by other members of the Board of Directors;
•	high character and integrity;
•	familiarity with national and international business matters;
•	experience with accounting rules and practices;
•	appreciation of the relationship of our business to the changing needs of society;
•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members; and
•	all applicable laws, rules, regulations, and listing standards.

The Board of Directors’ goal is to assemble a Board of Directors that brings to Oxford Lane Capital a variety of perspectives and skills derived from high quality business and professional experience.

Other than the foregoing there are no stated minimum criteria for director nominees, although our independent directors may also consider such other factors as they may deem are in the best interests of Oxford Lane Capital and its stockholders. The Board of Directors also believes it appropriate for certain key members of our management to participate as members of the Board of Directors.

The independent members of the Board of Directors identify nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. If any member of the Board of Directors does not wish to continue in service or if the Board of Directors decides not to re-nominate a member for re-election, the independent members of the Board of Directors identify the desired skills and experience of a new nominee in light of the criteria above. The entire Board of Directors is polled for suggestions as to individuals meeting the aforementioned criteria. Research may also be performed to identify qualified individuals. To date, the Board of Directors has not engaged third parties to identify or evaluate or assist in identifying potential nominees although it reserves the right in the future to retain a third party search firm, if necessary.

The Board of Directors has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the Board of Directors considers and discusses diversity, among other factors, with a view toward the needs of the board of directors as a whole. The Board of Directors generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the Board of Directors, when identifying and recommending director nominees. The Board of Directors believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the Board of Directors’ goal of creating a Board of Directors that best serves the needs of Oxford Lane Capital and the interests of its stockholders.

Communication with the Board of Directors

Stockholders with questions about Oxford Lane Capital are encouraged to contact Oxford Lane Capital Corp.’s Investor Relations Department. However, if stockholders believe that their questions have not been addressed, they may communicate with our Board of Directors by sending their communications to Oxford Lane Capital Corp., c/o Saul B. Rosenthal, President, 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830. All stockholder communications received in this manner will be delivered to one or more members of the Board of Directors, as appropriate.

Code of Ethics

We have adopted a code of ethics which applies to, among others, our senior officers, including our Chief Executive Officer and Chief Financial Officer, as well as every officer, director and employee of Oxford Lane Capital. Our code of ethics can be accessed via our website at http://www.oxfordlanecapital.com.

Compensation of Directors

The following table sets forth compensation of our directors for the year ended March 31, 2017.

Name	Fees Earned or Paid in Cash(1)	All Other Compensation(2)	Total
Interested Directors
Jonathan H. Cohen	—	—	—
Saul B. Rosenthal	—	—	—
Independent Directors
Mark J. Ashenfelter	$95,000	—	$95,000
John Reardon	$95,000	—	$95,000
David S. Shin	$105,000	—	$105,000

(1)	For a discussion of the independent directors’ compensation, see below.
(2)	We do not maintain a stock or option plan, non-equity incentive plan or pension plan for our directors.

The independent directors receive an annual fee of $75,000. In addition, the independent directors receive $2,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Board of Directors meeting, $1,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Valuation Committee meeting and $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Audit Committee meeting. The Chairman of the Audit Committee also receives an additional annual fee of $10,000. No compensation is paid to directors who are interested persons of Oxford Lane Capital as defined in the 1940 Act.

Compensation of Chief Executive Officer and Other Executive Officers

We do not have a compensation committee because our executive officers do not receive any direct compensation from Oxford Lane Capital. Mr. Cohen, our Chief Executive Officer, and Mr. Rosenthal, our President, through their ownership interest in BDC Partners, the managing member of Oxford Lane Management, are entitled to a portion of any profits earned by Oxford Lane Management, which includes any fees payable to Oxford Lane Management under the terms of the Investment Advisory Agreement, less expenses incurred by Oxford Lane Management in performing its services under the Investment Advisory Agreement. Messrs. Cohen and Rosenthal do not receive any additional compensation from Oxford Lane Management in connection with the management of our portfolio.

The compensation of Mr. Rubin, our Chief Financial Officer, Treasurer and Corporate Secretary, is paid by our administrator, BDC Partners, subject to reimbursement by us of an allocable portion of such compensation for services rendered by Mr. Rubin to Oxford Lane Capital.

Mr. Cummins, our Chief Compliance Officer, is a director of Alaric, and performs his functions under the terms of an agreement between us and Alaric.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of Oxford Lane Management, and its investment committee, which currently consists of Jonathan H. Cohen, our Chief Executive Officer, Saul B. Rosenthal, our President, and Darryl M. Monasebian, the Executive Vice President of Oxford Lane Management. Our investment adviser’s investment committee must approve each new investment that we make. The members of our investment adviser’s investment committee are not employed by us, and receive no compensation from us in connection with their portfolio management activities. Messrs. Cohen and Rosenthal, through their ownership of BDC Partners, the managing member of Oxford Lane Management, are entitled to a portion of any investment advisory fees paid by Oxford Lane Capital to Oxford Lane Management.

Because Oxford Lane Management currently provides portfolio management services only to us, we do not believe there are any conflicts of interests with respect to Oxford Lane Management’s management of our portfolio on the one hand, and the management of other accounts or investment vehicles by Oxford Lane Management on the other. However, Mr. Cohen currently serves as Chief Executive Officer and Mr. Rosenthal currently serves as President and Chief Operating Officer of TICC Capital Corp., a publicly-traded business development company that invests principally in CLOs and the debt of U.S.-based companies and is the collateral manager of TICC CLO 2012-1 LLC. Messrs. Cohen and Rosenthal also serve in the same positions at TICC Capital Corp.’s investment adviser, TICC Management, LLC, Oxford Bridge LLC and Oxford Bridge LLC’s investment advisor, Oxford Bridge Management LLC. BDC Partners is the managing member, and Charles M. Royce is a non-managing member, of TICC Management, LLC. BDC Partners is the managing member of Oxford Bridge Management, LLC. As a result, Messrs. Cohen and Rosenthal may be subject to certain conflicts of interests with respect to their management of our portfolio on the one hand, and their respective obligations to manage TICC Capital Corp., TICC CLO 2012-1 LLC and Oxford Bridge, LLC on the other hand.

Set forth below is additional information regarding the additional entities currently managed by Messrs. Cohen and Rosenthal:

Name	Entity	Investment Focus	Gross Assets(1)
TICC Capital Corp.(2)	Business development company	Principally CLOs and debt investments in U.S.-based companies	$623 million
Oxford Bridge, LLC	Private fund	CLO debt and equity	$378 million

(1)	Gross assets are calculated as of June 30, 2017 are rounded to the nearest million.
(2)	Includes the gross assets held by TICC CLO 2012-1 LLC.

Investment Personnel

Our investment adviser is led by Jonathan H. Cohen, our Chief Executive Officer and Saul B. Rosenthal, our President. Messrs. Cohen and Rosenthal are assisted by Darryl M. Monasebian, Executive Vice President, and Debdeep Maji, who serves as Senior Managing Director for Oxford Lane Management. We consider Messrs. Cohen, Rosenthal, Monasebian and Maji to be Oxford Lane Management’s senior investment team. We consider Messrs. Cohen and Rosenthal to be our portfolio managers.

The table below shows the dollar range of shares of our common stock owned by each of our portfolio managers as of August 22, 2017.

Name of Portfolio Manager	Dollar Range of Equity Securities in Oxford Lane Capital(1)
Jonathan H. Cohen	Over $1,000,000
Saul B. Rosenthal	Over $1,000,000

(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000; $500,001 – $1,000,000 or Over $1,000,000.
(2)	The dollar range of equity securities beneficially owned in us is based on the closing price of our common stock of $10.81 on August 22, 2017 on the Nasdaq Global Select Market.

The following information pertains to the members of Oxford Lane Management’s investment team who are not executive officers of Oxford Lane Capital:

Darryl M. Monasebian.  Mr. Monasebian is the Executive Vice President, Head of Risk and Portfolio Management of Oxford Lane Management and holds that same position with TICC Management, LLC, the adviser of TICC Capital Corp. and at Oxford Bridge Management, LLC, the investment manager to Oxford Bridge, LLC, a private investment fund. Previously, Mr. Monasebian was a Director in the Merchant Banking Group at BNP Paribas, and prior to that was a Director at Swiss Bank Corporation and a Senior Account Officer at Citibank. He began his business career at Metropolitan Life Insurance Company as an investment analyst in the Corporate Investments Department. Mr. Monasebian has more than 20 years of banking and investment management experience. Mr. Monasebian received a Bachelor of Science degree in Management Science/Operations Research from Case Western Reserve University in 1984 and a Masters of Business Administration from Boston University’s Graduate School of Management in 1986.

Debdeep Maji.  Mr. Maji is the Senior Managing Director, Portfolio Manager of Oxford Lane Management, and holds that same position with TICC Management, LLC, the adviser to TICC Capital Corp. and at Oxford Bridge Management, LLC, the investment manager to Oxford Bridge, LLC, a private investment fund. Mr. Maji graduated from the Jerome Fisher Program in Management and Technology at the University of Pennsylvania where he received a Bachelor of Science degree in Economics from the Wharton School (and was designated a Joseph Wharton Scholar) and a Bachelor of Applied Science from the School of Engineering.

Kevin P. Yonon.  Mr. Yonon is a Managing Director, Portfolio Manager of Oxford Lane Management, and holds that same position with TICC Management, LLC, the adviser to TICC Capital Corp. and at Oxford Bridge Management, LLC, the investment manager to Oxford Bridge, LLC, a private investment fund. Previously, Mr. Yonon was an Associate at Deutsche Bank Securities and prior to that he was an Analyst at Blackstone Mezzanine Partners. Before joining Blackstone, he worked as an Analyst at Merrill Lynch in the Mergers & Acquisitions group. Mr. Yonon received a B.S. in Economics with concentrations in Finance and Accounting from the Wharton School at the University of Pennsylvania, where he graduated magna cum laude, and an M.B.A. from the Harvard Business School.

Joseph Kupka.  Mr. Kupka is a Senior Vice President of Oxford Lane Management, and holds that same position at TICC Management, LLC, the adviser to TICC Capital Corp. and at Oxford Bridge Management, LLC, the investment manager to Oxford Bridge, LLC, a private investment fund. Previously, he worked as a risk analyst for First Equity Card Corporation. He has a B.S. in Mechanical Engineering from the University of Pennsylvania, where he was the Abel and Bernstein Class of 1945 Scholarship recipient.

Hooman Banafsheha.  Mr. Banafsheha is a Vice President of Oxford Lane Management, and holds that same position with TICC Management, LLC, the adviser of TICC Capital Corp. and Oxford Bridge Management, LLC, the investment manager to Oxford Bridge, LLC, a private investment fund. Previously, Mr. Banafsheha was a Vice President in the Finance division of Goldman Sachs. Prior to joining Goldman Sachs, he was a Senior Consultant at Deloitte. Mr. Banafsheha received a B.S. in Business Administration with a concentration in Finance from the State University of New York, University at Albany, where he graduated magna cum laude. Mr. Banafsheha has also attained the Charted Alternative Investment Analyst (CAIA) designation.

Tarun Vanjani.  Mr. Vanjani is a Vice President of Oxford Lane Management, LLC, and holds that same position with TICC Management, LLC, the adviser of TICC Capital Corp. and at Oxford Bridge Management, LLC, the investment manager to Oxford Bridge, LLC, a private investment fund. Previously, Mr. Vanjani was Assistant Vice President of the Royal Bank of Scotland and an Associate at RBC Capital Markets and held R&D related roles at GlaxoSmithKline Pharmaceuticals. Mr. Vanjani received a B.S. in Cellular & Molecular Biology from the University of Michigan, an M.B.A. from Columbia Business School, and studied at the London School of Economics.

Mark Shohet.  Mr. Shohet is a Senior Associate of Oxford Lane Management, LLC, the adviser of OXLC, and holds that same position with TICC Management, LLC, the adviser of TICC Capital Corp., and Oxford Bridge Management, LLC, the investment manager to Oxford Bridge, LLC, a private investment fund. Previously, Mr. Shohet was a Manager in the Structured Finance Transactions group at Ernst and Young. Mr. Shohet received a B.S. in Finance and Accounting from the Robert H. Smith School of Business at the University of Maryland, where he graduated magna cum laude, and an M.B.A. from Columbia Business School. Mr. Shohet is also a CFA Charterholder.

Jeff Boccuzzi.   Mr. Boccuzzi is the Director of Middle Office Operations for Oxford Lane Management LLC, the adviser of OXLC and holds that same position with TICC Management, LLC, the adviser of TICC Capital Corp., and Oxford Bridge Management, LLC, the investment manager to Oxford Bridge LLC, a private investment fund. Previously, Mr. Boccuzzi was a Manager in the Middle Office Operations group at AIG Asset Management. He received a B.S. in Business Management from the University of Connecticut and is a Level III Chartered Financial Analyst (CFA) Candidate.

Compensation

None of Oxford Lane Management’s investment personnel receive any direct compensation from us in connection with the management of our portfolio. Messrs. Cohen and Rosenthal, through their ownership interest in BDC Partners, the managing member of Oxford Lane Management, are entitled to a portion of any profits earned by Oxford Lane Management, which includes any fees payable to Oxford Lane Management under the terms of the Investment Advisory Agreement, less expenses incurred by Oxford Lane Management in performing its services under the Investment Advisory Agreement. Messrs. Cohen and Rosenthal do not receive any additional compensation from Oxford Lane Management in connection with the management of our portfolio. The compensation paid by Oxford Lane Management to its other investment personnel includes: (i) annual base salary and (ii) portfolio-based performance award.

INVESTMENT ADVISORY AGREEMENT

Management Services

Oxford Lane Management serves as our investment adviser. Oxford Lane Management is an investment adviser that is registered as an investment adviser under the Advisers Act prior to pricing of this offering. Subject to the overall supervision of our Board of Directors, our investment adviser manages the day-to-day operations of, and provides investment advisory and management services to, Oxford Lane Capital. Under the terms of our Investment Advisory Agreement, Oxford Lane Management:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•	identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective investments);
•	closes and monitors the investments we make; and
•	provides us with other investment advisory, research and related services as we may from time to time require.

Oxford Lane Management’s services under the Investment Advisory Agreement are not exclusive, and both it and its members, officers and employees are free to furnish similar services to other entities so long as its services to us are not impaired.

Management Fee

Pursuant to the Investment Advisory Agreement, we have agreed to pay Oxford Lane Management a fee for investment advisory and management services consisting of two components — a base management fee and an incentive fee.

The base management fee is calculated at an annual rate of 2.00% of our gross assets. For services rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter will be appropriately pro-rated.

The incentive fee is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from an investment) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement to BDC Partners, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes accrued income that we have not yet received in cash, such as the amount of any market discount we may accrue on debt instruments we purchase below par value. Pre-incentive fee net investment income does not include any realized capital gains. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a hurdle of 1.75% per quarter (7.00% annualized). For such purposes, our quarterly rate of return is determined by dividing our pre-incentive net investment income by our reported net assets as of the prior period end. Our net investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 2.00% base management fee. We pay Oxford Lane Management an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle of 1.75%;
•	100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle but is less than 2.1875% in any calendar quarter (8.75% annualized). We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle but is less than 2.1875%) as the “catch-up.” The “catch-up” is meant to provide our investment adviser with 20% of our pre-incentive fee net investment income as if a hurdle did not apply if this net investment income exceeds 2.1875% in any calendar quarter; and
•	20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized) is payable to Oxford Lane Management (once the hurdle is reached and the catch-up is achieved, 20% of all pre-incentive fee investment income thereafter is allocated to Oxford Lane Management).

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income
(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income allocated to the Oxford Lane Management

These calculations are appropriately pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to our investment adviser with respect to pre-incentive fee net investment income.

No incentive fee is payable to our investment adviser on realized capital gains. In addition, the amount of the incentive fee is not affected by any realized or unrealized losses that we may suffer.

Examples of Quarterly Incentive Fee Calculation (amounts expressed as a percentage of the value of net assets, and are not annualized)

Alternative 1:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income

(investment income – (management fee + other expenses)) = 0.55%

Pre-incentive net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.70%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income

(investment income – (management fee + other expenses)) = 2.00%

Incentive fee = 100% × pre-incentive fee net investment income in excess of the hurdle but less than 2.1875% (i.e. the “catch-up”(4))

= 100% × (2.0% – 1.75%)

= 0.25%

Alternative 3:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.00%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income

(investment income – (management fee + other expenses)) = 2.3%

Incentive fee = 20% × pre-incentive fee net investment income, subject to “catch-up”(4)

Incentive fee = 100% × “catch-up” + (20% × (pre-incentive fee net investment income – 2.1875%))

Catch-up = 2.1875% – 1.75%

= 0.4375%

Incentive fee = (100% × 0.4375%) + (20% × (2.3% – 2.1875%))

= 0.4375% + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

(1)	Represents 7% annualized hurdle rate.
(2)	Represents 2.00% annualized management fee.
(3)	Excludes organizational and offering expenses.
(4)	The “catch-up” provision is intended to provide the investment adviser with an incentive fee of 20% on all of Oxford Lane Capital’s pre-incentive fee net investment income as if a hurdle rate did not apply when its net investment income exceeds 2.1875% in any calendar quarter.

Payment of Our Expenses

The investment team of our investment adviser and their respective staffs, when and to the extent engaged in providing investment advisory and management services, and the compensation and related expenses and routine overhead expenses of such personnel allocable to such services, are provided and paid for by Oxford Lane Management. We bear all other costs and expenses of our operations and transactions, including (without limitation):

•	the cost of our organization and this offering;
•	the cost of calculating our net asset value, including the cost of any third-party valuation services;
•	the cost of effecting sales and repurchases of our shares and other securities;
•	interest payable on debt, if any, to finance our investments;
•	fees payable to third parties relating to, or associated with, making investments, including legal fees and expenses and fees and expenses associated with performing due diligence reviews of prospective investments and advisory fees as well as expenses associated with such activities;
•	the costs associated with protecting our interests in our investments, including legal fees;
•	transfer agent and custodial fees;
•	fees and expenses associated with marketing and investor relations efforts including proxy solicitations and shareholder meetings;
•	federal and state registration fees, any stock exchange listing fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses including travel and other costs associated with the performance of independent directors’ responsibilities;
•	brokerage commissions;
•	fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums;
•	direct costs and expenses of administration, including printing, mailing, long distance telephone and staff;
•	fees and expenses associated with independent audits and outside legal costs;
•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;
•	costs associated with the functions performed by our Chief Compliance Officer under the terms of an agreement between us and Alaric Compliance Services; and
•	all other expenses incurred by either BDC Partners or us in connection with administering our business, including payments under the Administration Agreement that will be based upon our allocable portion of overhead and other expenses incurred by BDC Partners in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions, and our allocable portion of the costs of compensation and related expenses of our Chief Financial Officer and any administrative support staff, including accounting personnel. Related expenses include but are not limited to health costs, payroll taxes and training expenses.

Duration and Termination

Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not parties to such agreement or who are not “interested persons” of any such party, as such term is defined in Section 2(a)(19) of the 1940 Act. The Investment Advisory Agreement will automatically terminate in the event of its assignment. The Investment Advisory Agreement may also be terminated by either party without penalty upon not more than 60 days’ written notice to the other party. See “Risk Factors — Risks Relating to Our Business and Structure — Our investment adviser has the right to resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.”

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Oxford Lane Management and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from Oxford Lane Capital for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Oxford Lane Management’s services under the Investment Advisory Agreement or otherwise as an investment adviser of Oxford Lane Capital.

Organization of the Investment Adviser

Oxford Lane Management is a Connecticut limited liability company that is registered as an investment adviser under the Advisers Act. BDC Partners, a Delaware limited liability company, is its managing member and provides Oxford Lane Management with all personnel necessary to manage our day-to-day operations and provide the services under the Investment Advisory Agreement. The principal address of Oxford Lane Management and of BDC Partners is 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830.

Charles M. Royce is a non-managing member of Oxford Lane Management. Mr. Royce serves as the Chairman of the Board of Managers of Royce & Associates. From 1972 until 2017, Mr. Royce served as Chief Executive Officer of Royce & Associates. He also manages or co-manages eight of Royce & Associates’ open-and closed-end registered funds. Mr. Royce currently serves on the Board of Trustees of The Royce Funds and the Board of Directors of TICC Capital Corp. Mr. Royce is a non-managing member of TICC Management, LLC, the investment adviser for TICC Capital Corp. Mr. Royce, as a non-managing member of Oxford Lane Management, does not take part in the management or participate in the operations of Oxford Lane Management.

Board Approval of the Investment Advisory Agreement

A discussion regarding the basis for our board of director’s approval of our Investment Advisory Agreement will be included in our first annual or semi-annual report filed subsequent to completion of any such board action pertaining thereto.

ADMINISTRATION AGREEMENT

BDC Partners, a Delaware limited liability company, serves as our administrator. The principal executive offices of BDC Partners are located at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830. Pursuant to an Administration Agreement, BDC Partners furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, BDC Partners also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain and preparing reports to our stockholders. In addition, BDC Partners assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the Administration Agreement are equal to an amount based upon our allocable portion of BDC Partners’ overhead in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing administrative functions and our allocable portion of the compensation of our Chief Financial Officer and administrative support staff, including accounting personnel. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

Our Board approves the Administration Agreement on an annual basis. In connection with such approval the Board, including a majority of independent directors, reviews the compensation we pay to the Administrator to determine that the provisions of the Administration Agreement are carried out satisfactorily and to determine, among other things, whether the expenses payable under the Administration Agreement are reasonable in light of the services provided. The Board also reviews the methodology employed in determining how the expenses are allocated to us and the proposed allocation of administrative expenses among us and our affiliates. The Board then assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services. The Board also considers the possibility of obtaining such services from a third-party and whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Board compares the total amount paid to the Administrator for such services as a percentage of our net assets to the same ratio as reported by other comparable closed-end funds.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, BDC Partners and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from Oxford Lane Capital for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of BDC Partners’ services under the Administration Agreement or otherwise as administrator for Oxford Lane Capital.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

We have entered into the Investment Advisory Agreement with Oxford Lane Management. Oxford Lane Management is controlled by BDC Partners, its managing member. In addition to BDC Partners, Oxford Lane Management is owned in part by Charles M. Royce as a non-managing member. BDC Partners, as the managing member of Oxford Lane Management, manages the business and internal affairs of Oxford Lane Management. In addition, BDC Partners provides us with office facilities and administrative services pursuant to the Administration Agreement. Jonathan H. Cohen, our Chief Executive Officer, as well as a director, is the managing member of and controls BDC Partners. Saul B. Rosenthal, our President, is also the President and Chief Operating Officer of TICC Management and a member of BDC Partners.

Charles M. Royce is the Chief Executive Officer of Royce & Associates. Mr. Royce, as a non-managing member of Oxford Lane Management, does not take part in the management or participate in the operations of Oxford Lane Management.

In addition, Mr. Cohen currently serves as Chief Executive Officer and Mr. Rosenthal currently serves as President and Chief Operating Officer of TICC Capital Corp., a publicly-traded business development company that invests principally in the debt of U.S.-based companies and is the collateral manager of TICC CLO 2012-1 LLC, and TICC Capital Corp.’s investment adviser, TICC Management. BDC Partners is also the managing member of TICC Management, LLC. Messrs. Cohen and Rosenthal also currently serve as Chief Executive Officer and President, respectively, at Oxford Bridge Management, LLC, the investment adviser to Oxford Bridge, LLC, a private fund that invests principally in the equity of CLOs. BDC Partners is the managing member of Oxford Bridge Management, LLC. As a result, Messrs. Cohen and Rosenthal may be subject to certain conflicts of interests with respect to their management of our portfolio on the one hand, and their respective obligations to manage TICC Capital Corp., TICC CLO 2012-1 LLC and Oxford Bridge, LLC on the other hand.

We, TICC Capital Corp. and Oxford Bridge, LLC are subject to a written policy with respect to the allocation of investment opportunities among us, TICC Capital Corp. and Oxford Bridge, LLC in view of the potential conflicts of interest raised by the relationships described above. The allocation policy generally provides that, depending on the amount of the investment opportunity and subject to current and anticipated cash availability, among other factors, investment opportunities that are suitable for more than one entity will be allocated on a pro-rata basis, based on each entity’s order size.

In the ordinary course of business, we may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that we do not engage in any prohibited transactions with any persons affiliated with us, we have implemented certain policies and procedures whereby our executive officers screen each of our transactions for any possible affiliations between the proposed portfolio investment, us, companies controlled by us and our employees and directors. We will not enter into any agreements unless and until we are satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, we have taken appropriate actions to seek board review and approval or exemptive relief for such transaction. Our Board of Directors reviews these procedures on an annual basis. As a registered closed-end fund, we are limited in our ability to co-invest in privately negotiated transactions with certain funds or entities managed by Oxford Lane Management or its affiliates without an exemptive order from the SEC. On June 14, 2017, the SEC issued the Exemptive Order which permits us to co-invest in portfolio companies with certain funds or entities managed by Oxford Lane Management or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions of the Exemptive Order. Pursuant to the Exemptive Order, we are permitted to co-invest with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching in respect of us or our stockholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of our stockholders and is consistent with our then-current investment objective and strategies.

We have also adopted a Code of Ethics which applies to, among others, our senior officers, including our Chief Executive Officer and Chief Financial Officer, as well as every officer, director and employee of Oxford Lane Capital. Our Code of Ethics requires that all employees and directors avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and the interests of Oxford Lane Capital. Pursuant to our Code of Ethics, each employee and director must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to our Chief Compliance Officer. Our Audit Committee is charged with approving any waivers under our Code of Ethics. As required by the NASDAQ Stock Market corporate governance listing standards, the Audit Committee of our Board of Directors is also required to review and approve any transactions with related parties (as such term is defined in Item 404 of Regulation S-K).

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, as of August 22, 2017, certain information regarding the beneficial ownership of our common stock and preferred stock by each of our directors, executive officers, each person known to us to beneficially own 5% or more of the outstanding shares of our common stock or preferred stock, and the executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of our shares of common stock or preferred stock is based upon Schedule 13G or 13D filings by such persons with the SEC and other information obtained from such persons, if available.

Unless otherwise indicated, the Company believes that each beneficial owner set forth in the table has sole voting and investment power and has the same address as the Company. Our address is 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Class of Common Stock(2)		Number of Shares of Preferred Stock Beneficially Owned(1)	Percentage of Class of Preferred Stock(2)
Interested Directors
Jonathan H. Cohen	210,000		*	44,444		*
Saul B. Rosenthal	130,000		*	22,222		*
Independent Directors
Mark J. Ashenfelter	15,000		*	—	—
John Reardon	—	—		—	—
David S. Shin	—	—		—	—
Executive Officers
Bruce L. Rubin	3,978		*	4,500		*
Gerald Cummins	—	—		—	—
Executive Officers and Directors as a Group	358,978	1.5%		71,166		*

Selz Capital LLC(3)	1,395,602	5.8%		—	—
Thomas J. Herzfeld Advisors, Inc.(4)	—	—		319,872	5.0%
Leroy Scott Frantz(5)	1,012		*	649,372	10.2%
Karpus Management, Inc.(6)	—	—		1,445,741	22.8%

*	Represents less than one percent
(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Assumes no other purchases or sales of our common stock and preferred stock since the most recently available SEC filings. This assumption has been made under the rules and regulations of the SEC and does not reflect any knowledge that we have with regard to the present intent of the beneficial owners of our common stock and preferred stock listed in this table.
(2)	Based on a total of 24,120,951 shares of our common stock and a total of 6,345,416 shares of our preferred stock issued and outstanding on August 22, 2017.
(3)	Based upon information contained in the Schedule 13G filed on January 11, 2017 by Selz Capital LLC. The address of Selz Capital LLC is 1370 Avenue of the Americas (24th Floor), New York, NY 10019.
(4)	Based upon information contained in the Schedule 13G/A filed on August 10, 2017 by Thomas J. Herzfeld Advisors, Inc. The address of Thomas J. Herzfeld Advisors, Inc. is 119 Washington Avenue, Suite 504, Miami Beach, FL 33139.
(5)	Based upon information contained in the Form 4 filed August 7, 2017 by Leroy Scott Frantz. The address of Leroy Scott Frantz is Haebler Capital, 8 Sound Shore Drive, Greenwich, CT 06830.
(6)	Based on information contained in the Schedule 13G/A filed on August 11, 2017 by Karpus Management, Inc. d/b/a Karpus Investment Management, whose address is 183 Sully’s Trail, Pittsford, New York 14534.

Set forth below is the dollar range of equity securities beneficially owned by each of our directors as of August 22, 2017.

Name of Portfolio Manager	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Directors
Jonathan H. Cohen	Over $100,000
Saul B. Rosenthal	Over $100,000
Independent Directors
Mark J. Ashenfelter	Over $100,000
John Reardon	None
David S. Shin	None
(1)	Dollar ranges are as follows: None, $1 — $10,000, $10,001 — $50,000, $50,001 — $100,000, or Over $100,000.
(2)	The dollar range of equity securities beneficially owned in us is based on the closing price for our common stock of $10.81 on August 22, 2017 on the NASDAQ Global Select Market. Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act. None of our independent directors beneficially owns any shares of our preferred stock.

REGULATION AS A REGISTERED CLOSED-END MANAGEMENT INVESTMENT COMPANY

General

We are a non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. As a registered closed-end investment company, we are subject to regulation under the 1940 Act. Under the 1940 Act, unless authorized by vote of a majority of the outstanding voting securities, we may not:

•	change our classification to an open-end management investment company;
•	except in each case in accordance with our policies with respect thereto set forth in this prospectus, borrow money, issue senior securities, underwrite securities issued by other persons, purchase or sell real estate or commodities or make loans to other persons;
•	deviate from any policy in respect of concentration of investments in any particular industry or group of industries as recited in this prospectus, deviate from any investment policy which is changeable only if authorized by shareholder vote under the 1940 Act, or deviate from any fundamental policy recited in its registration statement in accordance with the requirements of the 1940 Act; or
•	change the nature of our business so as to cease to be an investment company.

A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company.

As with other companies regulated by the 1940 Act, a registered closed-end management investment company must adhere to certain substantive regulatory requirements. A majority of our directors must be persons who are not interested persons, as that term is defined in the 1940 Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the closed-end management investment company. Furthermore, as a registered closed-end management investment company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our directors who are not interested persons and, in some cases, prior approval by the SEC.

As a registered closed-end management investment company, we are generally required to meet an asset coverage ratio with respect to our outstanding senior securities representing indebtedness, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, of at least 300% after each issuance of senior securities representing indebtedness. In addition, we are generally required to meet an asset coverage ratio with respect to our outstanding Preferred Stock, as defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding Preferred Stock, of at least 200% immediately after each issuance of such Preferred Stock. We are also prohibited from issuing or selling any senior security if, immediately after such issuance, we would have outstanding more than (i) one class of senior security representing indebtedness, exclusive of any promissory notes or other evidences of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, or (ii) one class of senior security which is stock, except that in each case any such class of indebtedness or stock may be issued in one or more series.

We are generally not able to issue and sell our common stock at a price below net asset value per share. See “Risk Factors — Risks Relating to Our Business and Structure —  Regulations governing our operation as a registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. The raising of debt capital may expose us to risks, including the typical risks associated with leverage.” We may, however, sell our common stock, or at a price below the then-current net asset value of our common stock if our Board of Directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a registered closed-end management investment company, we are generally limited in our ability to invest in any portfolio company in which our investment adviser or any of its affiliates currently has an investment or to make any co-investments with our investment adviser or its affiliates without an exemptive order from the SEC, subject to certain exceptions. On June 14, 2017, the SEC issued the Exemptive Order which permits us to co-invest in portfolio companies with certain funds or entities managed by Oxford Lane Management or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions of the Exemptive Order. Pursuant to the Exemptive Order, we are permitted to co-invest with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching in respect of us or our stockholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of our stockholders and is consistent with our then-current investment objective and strategies.

Although we do not presently expect to do so, we are authorized to borrow funds up to an amount not to exceed the limitations of the 1940 Act to make investments. We may also borrow funds, consistent with the foregoing limitations of the 1940 Act, in order to make the distributions required to maintain our status as a RIC under Subchapter M of the Code.

We will be periodically examined by the SEC for compliance with the 1940 Act.

As a registered closed-end management investment company, we are subject to certain risks and uncertainties. See “Risk Factors — Risks Relating to Our Business and Structure.”

Temporary Investments

Pending investment in portfolio securities consistent with our investment objective and strategies described in this prospectus, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our gross assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our investment adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue one class of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 300% immediately after each such issuance. We are also permitted to issue promissory notes or other evidences of indebtedness in consideration of a loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, provided that our asset coverage is at least equal to 300% immediately thereafter. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our gross assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Business and Structure — We may borrow money and/or issue preferred stock to leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us.”

Code of Ethics

We and Oxford Lane Management have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain transactions by our personnel. Our code of ethics generally does not permit investments by our employees in securities that may be purchased or held by us. You may read and copy our code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, our code of ethics is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of our code of ethics, after paying a duplicating fee, by electronic request at the following Email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Compliance Policies and Procedures

We and our investment adviser have adopted and implemented written policies and procedures reasonably designed to detect and prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation and designate a Chief Compliance Officer to be responsible for administering the policies and procedures. Gerald Cummins currently serves as our Chief Compliance Officer.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 30a-2 of the 1940 Act, our chief executive officer and chief financial officer must certify the accuracy of the financial statements contained in our periodic reports;
•	pursuant to Item 11 of Form N-CSR and Item 2 of Form N-Q, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures; and
•	pursuant to Item 11 of Form N-CSR and Item 2 of Form N-Q, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

Fundamental Investment Policies

The restrictions identified as fundamental below, along with our investment objective, are our only fundamental policies. Fundamental policies may not be changed without the approval of the holders of a majority of our outstanding voting securities, as defined in the 1940 Act. The percentage restrictions set forth below, apply at the time a transaction is effected, and a subsequent change in a percentage resulting from market fluctuations or any cause will not require us to dispose of portfolio securities or to take other action to satisfy the percentage restriction.

As a matter of fundamental policy, we will not: (1) act as an underwriter of securities of other issuers (except to the extent that we may be deemed an “underwriter” of securities we purchase that must be registered under the Securities Act before they may be offered or sold to the public); (2) purchase or sell real estate or interests in real estate or real estate investment trusts (except that we may (A) purchase and sell real estate or interests in real estate in connection with the orderly liquidation of investments, or in connection with foreclosure on collateral, or (B) own the securities of companies that are in the business of buying, selling or developing real estate); (3) sell securities short (except with regard to managing the risks associated with publicly-traded securities we may hold in our portfolio); (4) purchase securities on margin (except to the extent that we may purchase securities with borrowed money); or (5) engage in the purchase or sale of commodities or commodity contracts, including futures contracts (except where necessary in working out distressed investment situations or in hedging the risks associated with interest rate fluctuations), and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained.

We may invest up to 100% of our assets in securities issued by CLO vehicles and in corporate debt instruments, which may be acquired directly in privately negotiated transactions or in secondary market purchases. With respect to securities we acquired directly in privately negotiated transactions, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with any publicly-traded securities we may hold, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations, and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, unless otherwise permitted by the 1940 Act, we currently cannot acquire more than 3% of the voting securities of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest, in the aggregate, in excess of 10% of the value of our total assets in the securities of one or more investment companies. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses.

Proxy Voting Policies and Procedures

We have delegated proxy voting responsibility to Oxford Lane Management. The Proxy Voting Policies and Procedures of Oxford Lane Management are set forth below.

OXFORD LANE MANAGEMENT, LLC
STATEMENT OF POLICIES AND PROCEDURES REGARDING THE VOTING OF SECURITIES

The Proxy Voting Policies and Procedures of Oxford Lane Management are set forth below. You may obtain information about how Oxford Lane Management voted proxies with respect to our portfiolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Oxford Lane Management, LLC, 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830.

Introduction

As an investment adviser registered under the Advisers Act, Oxford Lane Management has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, Oxford Lane Management recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the Adviser’s investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Oxford Lane Management will vote proxies relating to our portfolio securities in the best interests of our shareholders. Oxford Lane Management will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by us. Although Oxford Lane Management will generally vote against proposals that may have a negative impact on our portfolio securities, it may vote for such a proposal if there exist compelling long-term reasons to do so.

The proxy voting decisions of Oxford Lane Management are made by the senior officers of Oxford Lane Management who are responsible for monitoring each of our investments. To ensure that its vote is not the product of a conflict of interest, Oxford Lane Management requires that: (i) anyone involved in the decision making process to disclose to Oxford Lane Management’s Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision making process or vote administration are prohibited from revealing how Oxford Lane Management intends to vote on a proposal without the prior approval of the Chief Compliance Officer and Senior Management in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information about how Oxford Lane Management voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Oxford Lane Management, LLC, 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830.

Privacy Policy

We are committed to protecting your privacy. This privacy notice, which is required by federal law, explains privacy policies of Oxford Lane Capital Corp. and its affiliated companies. This notice supersedes any other privacy notice you may have received from Oxford Lane Capital Corp., and its terms apply both to our current stockholders and to former stockholders as well.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. With regard to this information, we maintain procedural safeguards that comply with federal standards.

Our goal is to limit the collection and use of information about you. When you purchase shares of our common stock, our transfer agent collects personal information about you, such as your name, address, social security number or tax identification number.

This information is used only so that we can send you annual reports, proxy statements and other information required by law, and to send you information we believe may be of interest to you.

We do not share such information with any non-affiliated third party except as described below:

•	It is our policy that only authorized employees of our investment adviser, Oxford Lane Management, LLC, who need to know your personal information will have access to it.
•	We may disclose stockholder-related information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.
•	If required by law, we may disclose stockholder-related information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

DETERMINATION OF NET ASSET VALUE

We determine the net asset value per share of our common stock by dividing the value of our portfolio investments, cash and other assets (including interest accrued but not collected) less all its liabilities (including accrued expenses, borrowings and interest payable) by the total number of shares of our common stock outstanding on a quarterly basis. The most significant estimate inherent in the preparation of our financial statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. We believe that there is no single best method for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. We are required to specifically fair value each individual investment on a quarterly basis.

Our Board of Directors determines the value of our investment portfolio each quarter, after consideration of our Valuation Committee's recommendation of fair value. Oxford Lane Management compiles relevant information, including a financial summary, covenant compliance review and recent trading activity in the security, if known. All available information, including non-binding indicative bids which may not be considered reliable, will be presented to the Valuation Committee to consider in making its recommendation of fair value to the Board of Directors. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases the Valuation Committee will consider the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available, in making its recommendation of fair value to the Board of Directors. We may elect to engage third-party valuation firms to provide assistance to our Valuation Committee and Board of Directors in valuing certain of our investments. The Valuation Committee will evaluate the impact of such additional information, and factor it into its consideration of fair value.

Determinations in Connection with Offerings

In connection with any offering of shares of our common stock, our Board of Directors or an authorized committee thereof will be required to make the determination that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made. Our Board of Directors or an authorized committee thereof will consider the following factors, among others, in making such determination:

•	the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC;
•	our management’s assessment of whether any material change in the net asset value of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed net asset value of our common stock and ending as of a time within 48 hours (excluding Sundays and holidays) of the sale of our common stock; and
•	the magnitude of the difference between (i) a value that our Board of Directors or an authorized committee thereof has determined reflects the current (as of a time within 48 hours, excluding Sundays and holidays) net asset value of our common stock, which is based upon the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the net asset value of our common stock since the date of the most recently disclosed net asset value of our common stock, and (ii) the offering price of the shares of our common stock in the proposed offering.

Moreover, to the extent that there is even a remote possibility that we may (i) issue shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made or (ii) trigger the undertaking (which we provide in certain registration statements we file with the SEC) to suspend the offering of shares of our common stock pursuant to this prospectus if the net asset value of our common stock fluctuates by certain amounts in certain circumstances until the prospectus is amended, our Board of Directors will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine the net asset value of our common stock within two days prior to any such sale to ensure that such sale will not be below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine the net asset value of our common stock to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that we are required to maintain under the 1940 Act.

DISTRIBUTION REINVESTMENT PLAN

We have adopted a distribution reinvestment plan that provides for reinvestment of our distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our Board of Directors authorizes, and we declare, a cash distribution, our stockholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock, rather than receiving the cash distributions.

No action will be required on the part of a registered stockholder to have his cash distribution reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying Computershare Trust Company, N.A., the plan administrator and our transfer agent and registrar, by telephone, through the Internet or in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive distributions in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received by telephone, through the Internet or writing prior to the record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share, less any applicable fees.

Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election.

We expect to use primarily newly-issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. Under such circumstances, the number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the distribution payable to such stockholder by an amount equal to ninety-five (95%) percent of the market price per share of our common stock at the close of regular trading on the Nasdaq Global Select Market on the valuation date fixed by our Board of Directors for such distribution. Market price per share on that date will be the closing price for such shares on the Nasdaq Global Select Market or, if no sale is reported for such day, at the average of their electronically reported bid and asked prices. We reserve the right to purchase shares in the open market in connection with our implementation of the plan. Shares purchased in open market transactions by the plan administrator will be allocated to a stockholder based on the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased in the open market. The number of shares of our common stock to be outstanding after giving effect to payment of the distribution cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated.

There is no charge to stockholders for receiving their distributions in the form of additional shares of our common stock. Any transaction fees, brokerage charges, plan administrator’s fees or any other charges for handling distributions in stock are paid by us. There are no brokerage charges with respect to shares we have issued directly as a result of distributions payable in stock. If a participant elects by telephonic, Internet or written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $2.50 transaction fee plus brokerage charges from the proceeds.

Stockholders who receive distributions in the form of stock are subject to the same federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash. The amount of the distribution for U.S. federal income tax purposes will be equal to the fair market value of the stock received. A stockholder’s basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the amount treated as a distribution for U.S. federal income tax purposes.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend or distribution by us. All correspondence concerning the plan should be directed to the plan administrator as follows: through the Internet at www.computershare/investor, telephone number is 1-800-426-5523 and written correspondence can be mailed to Computershare Trust Company, N.A., P.O. Box 30170, College Station, TX 77845.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares of common stock. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, a trader in securities that elects to use a market-to-market method of accounting for its securities holdings, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or “IRS” regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

This summary does not discuss the consequences of an investment in shares of our preferred stock, subscription rights to purchase shares of our common stock or debt securities. The U.S. federal income tax consequences of such an investment will be discussed in a relevant prospectus supplement.

A “U.S. stockholder” generally is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

•	A citizen or individual resident of the United States;
•	A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	A trust if a court within the United States is asked to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantive decisions of the trust (or a trust that has made a valid election to be treated as a U.S. trust); or
•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. stockholder” generally is a beneficial owner of shares of our common stock who is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner of a partnership holding shares of our common stock should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected to be treated, and intend to continue to qualify, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to be eligible for pass-through tax treatment as a RIC, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses, or the “Annual Distribution Requirement.”

Taxation as a Regulated Investment Company

If we:

•	qualify as a RIC; and
•	satisfy the Annual Distribution Requirement,

then we will not be subject to U.S. federal income tax on the portion of our income we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years, or the “Excise Tax Avoidance Requirement.” We generally will endeavor in each year to make sufficient distributions to our stockholders to avoid any U.S. federal excise tax on our earnings.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to loans of certain securities, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities, or the “90% Income Test”; and
•	diversify our holdings so that at the end of each quarter of the taxable year:
•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
•	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses, or of certain “qualified publicly traded partnerships,” or the “Diversification Tests.”

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (which may arise if we receive warrants in connection with the origination of a loan or possibly in other circumstances), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as contractual payment-in-kind, or “PIK,” interest (which represents contractual interest added to the loan balance and due at the end of the loan term) and deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement, even though we will not have received any corresponding cash amount.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation as a Registered Closed-End Management Investment Company — Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things: (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income; (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (iv) cause us to recognize income or gain without a corresponding receipt of cash; (v) adversely affect the time as to when a purchase or sale of securities is deemed to occur; (vi) adversely alter the characterization of certain complex financial transactions; and (vii) produce income that will not be qualifying income for purposes of the 90% gross income test described above. We will monitor its transactions and may make certain tax elections in order to mitigate the potential adverse effect of these provisions.

Our investment in foreign securities may be subject to non-U.S. withholding taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.

We anticipate that the CLO vehicles in which we invest may constitute PFICs. Because we acquire shares in PFICs (including equity tranche investments in CLO vehicles that are PFICs), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from any such excess distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code, or “QEF,” in lieu of the foregoing requirements, we will be required to include in income each year a our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to us. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in our income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and we must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation, or “CFC,” (including equity tranche investments in a CLO vehicle treated as CFC) we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of a U.S. Shareholder of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation. If we are treated as receiving a deemed distribution from a CFC, we will be required to include such distribution in our investment company taxable income regardless of whether we receive any actual distributions from such CFC, and we must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

Although the Code generally provides that the income inclusions from a QEF or a CFC will be “good income” for purposes of the 90% Income Test to the extent that the QEF or the CFC distribute such income to us in the same taxable year to which the income is included in our income, the Code does not specifically provide whether these income inclusions would be “good income” for this 90% Income Test if we do not receive distributions from the QEF or CFC during such taxable year. The IRS has issued a series of private rulings in which it has concluded that all income inclusions from a QEF or a CFC included in a RIC’s gross income would constitute “good income” for purposes of the 90% Income Test. Such rulings are not binding on the IRS except with respect to the taxpayers to whom such rulings were issued. Accordingly, under current law, we believe that the income inclusions from a CLO that is a QEF or a CFC would be “good income” for purposes of the 90% Income Test. However, no guarantee can be made that the IRS would not assert that such income would not be “good income” for purposes of the 90% Income Test to the extent that we do not receive timely distributions of such income from the CLO. If such income were not considered “good income” for purposes of the 90% Income Test, we may fail to qualify as a RIC.

Recently, the IRS and U.S. Treasury Department issued proposed regulations that provide that the income inclusions from a QEF or a CFC would not be good income for purposes of the 90% Income Test unless we receive a cash distribution from such such entity in the same year attributable to the included income. If these regulations are finalized, we will carefully monitor our investments in CLOs to avoid disqualification as a RIC.

FATCA generally imposes a withholding tax of 30% on payments of U.S. source interest and dividends, or gross proceeds from the disposition of a instrument that produces U.S. source interest or dividends paid after December 31, 2018, to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding its United States account holders and its United States owners. Most CLO vehicles in which we invest will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which we invest fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect our operating results and cash flows.

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time we accrue income, expenses or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt obligations denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Gain or loss realized by us from the sale or exchange of warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. The treatment of such gain or loss as long-term or short-term will depend on how long we held a particular warrant. Upon the exercise of a warrant acquired by us, our tax basis in the stock purchased under the warrant will equal the sum of the amount paid for the warrant plus the strike price paid on the exercise of the warrant.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement and quarterly Diversification Tests.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or “Qualifying Dividends” may be eligible for a maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to

Qualifying Dividends. Distributions of our net capital gains (which are generally our realized net long-term capital gains in excess of realized net short-term capital losses) and properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

Under the dividend reinvestment plan, our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock, rather than receiving the cash distributions. Any distributions reinvested under the plan will nevertheless remain taxable to U.S. stockholders. A U.S. stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual U.S. stockholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of the tax paid by us on the retained capital gains will be added to the U.S. stockholder’s cost basis for his, her or its common stock. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

As a RIC, we will be subject to the alternative minimum tax, or “AMT,” but any items that are treated differently for AMT purposes must be apportioned between us and our stockholders and this may affect our stockholders’ AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued by the IRS, we intend in general to apportion these items in the same proportion that dividends paid to each stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless we determines that a different method for a particular item is warranted under the circumstances.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

The maximum rate on long-term capital gains for non-corporate taxpayers is 20%. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We or the applicable withholding agent will report to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

We may be required to withhold U.S. federal income tax, or “backup withholding” from all distributions to any U.S. stockholder (other than a corporation, a financial institution, or a stockholder that otherwise qualifies for an exemption) (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

We or the applicable withholding agent generally are not required to withhold any amounts with respect to certain distributions of (i) U.S. source interest income, and (ii) net short term capital gains in excess of net long term capital losses, in each case to the extent we properly report such distributions as “interest-related dividends” or “short-term capital gain dividends” and certain other requirements were satisfied. We anticipate that a portion of our distributions will be eligible for this exemption from withholding; however, we cannot determine what portion of our distributions (if any) will be eligible for this exception until after the end of our taxable year. No certainty can be provided that any of our distributions will be reported as eligible for this exception.

Actual or deemed distributions of our net capital gains to a stockholder that is a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale or redemption of our common stock, will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States,) or, in the case of an individual, the Non-U.S. stockholder was present in the United States for 183 days or more during the taxable year and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a stockholder that is a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the corporate-level U.S. federal income tax we pay on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale or redemption of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

Under the dividend reinvestment plan, our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock, rather than receiving the cash distributions. If the distribution is a distribution of our investment company taxable income, is not properly reported by us as a short-term capital gains dividend or interest-related dividend (assuming extension of the exemption discussed above), and is not effectively connected with a U.S. trade or business of the Non-U.S. stockholder (and, if a treaty applies, is not attributable to a permanent establishment), the amount distributed (to the extent of our current and accumulated earnings and profits) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) and only the net after-tax amount will be reinvested in common shares. If the distribution is effectively connected with a U.S. trade or business of the Non-U.S. stockholder (and no withholding applies because applicable certifications are provided by the Non-U.S. stockholder), generally the full amount of the distribution will be reinvested in the plan and will nevertheless be subject to U.S. federal income tax at the ordinary income rates applicable to U.S. persons. The Non-U.S. stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount reinvested. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the Non-U.S. stockholder’s account.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN or IRS Form W-8BEN-E or an acceptable substitute form or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions, or “FFIs” unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement, or “IGA” with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends and the gross proceeds from the sale of any property that could produce U.S.- source interest or dividends received after December 31, 2018. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not FFIs unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a Non-U.S. stockholder and the status of the intermediaries through which they hold their shares, Non-U.S. stockholders could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. stockholder might be eligible for refunds or credits of such taxes.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Qualify as a Regulated Investment Company

If we were unable to qualify for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions would be taxable to our stockholders as ordinary dividend income, and provided that certain holding periods and other requirements are met, could be eligible for the 20% maximum rate to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. To requalify as a RIC in a subsequent taxable year, we would be required to satisfy the RIC qualification requirements for that year and dispose of any earnings and profits from any year in which we failed to qualify as a RIC. Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the non-qualifying year, we could be subject to tax on any unrealized net built-in gains in the assets held by it during the period in which it failed to qualify as a RIC that are recognized within the subsequent 5 years, unless we made a special election to pay corporate-level U.S. federal income tax on such built-in gain at the time of its requalification as a RIC.

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the common stock, preferred stock, subscription rights and debt securities. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement will contain the material terms and conditions for each security.

DESCRIPTION OF CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Stock

The authorized stock of Oxford Lane Capital consists of 100,000,000 shares of stock, par value $0.01 per share, 90,000,000 of which are currently designated as common stock and 10,000,000 of which are currrently designated as preferred stock. Our common stock, Series 2023 Term Preferred Shares and Series 2024 Term Preferred Shares are traded on the NASDAQ Global Select Market under the ticker symbols “OXLC,” “OXLCO,” and “OXLCM,” respectively. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

The following are our outstanding classes of securities as of August 22, 2017

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under (3)
Common stock	90,000,000	—	24,120,951
Preferred Stock	10,000,000	—	6,345,416

Under our charter our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that the Board of Directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, voting, and dividends and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by our existing common stockholders. Prior to issuance of shares of each class or series, the Board of Directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our gross assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either, case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that our present or former directors or officers have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request our present or former directors or officers to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

Our Board of Directors is divided into three classes of directors serving staggered three-year terms. The terms of the classes expire in 2017, 2018, and 2019, and in each case, those directors will serve until their successors are elected and qualify. Upon expiration of their current terms, directors of each class will be elected to serve for three-year terms and until their successors are duly elected and qualify and each year one class of directors will be elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure the continuity and stability of our management and policies.

Election of Directors

Our charter and bylaws provide that the affirmative vote of the holders of a plurality of the outstanding shares of stock entitled to vote in the election of directors cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director. Pursuant to our charter our Board of Directors may amend the bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set only by the Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than one nor more than nine. Our charter provides that, at such time as we have at least three independent directors and our common stock is registered under the Securities Exchange Act of 1934, as amended, we elect to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the Board of Directors. Accordingly, at such time, except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders

Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which our charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our Board of Directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter also provides that certain charter amendments, any proposal for our conversion, whether by charter amendment, merger or otherwise, from a closed-end company to an open-end company and any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by a majority of our continuing directors (in addition to approval by our Board of Directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. In either event, in accordance with the requirements of the 1940 Act, any such amendment or proposal that would have the effect of changing the nature of our business so as to cause us to cease to be a registered management investment company would be required to be approved by a majority of our outstanding voting securities, as defined under the 1940 Act. The “continuing directors” are defined in our charter as (1) our current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of our current directors then on the Board of Directors or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.

Our charter and bylaws provide that the Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of the Board of Directors shall determine such rights apply.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, or the “Control Share Act.” Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our bylaws compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, or the “Business Combination Act.” These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or
•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the Board of Directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board of Directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution may be altered or repealed in whole or in part at any time; however, our Board of Directors will adopt resolutions so as to make us subject to the provisions of the Business Combination Act only if the Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Business Combination Act does not conflict with the 1940 Act. If this resolution is repealed, or the Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DESCRIPTION OF OUR PREFERRED STOCK

In addition to shares of common stock, our charter authorizes the issuance of preferred stock. We currently have the Series 2023 Term Preferred Shares and the Series 2024 Term Preferred Shares outstanding. If we offer additional preferred stock under this prospectus, we will issue an appropriate prospectus supplement. We may issue additional preferred stock from time to time in one or more classes or series, without stockholder approval. Prior to issuance of shares of each class or series, our Board of Directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Any such an issuance must adhere to the requirements of the 1940 Act, Maryland law and any other limitations imposed by law.

The 1940 Act currently requires, among other things, that (a) immediately after issuance and before any distribution is made with respect to common stock, the liquidation preference of the preferred stock, together with all other senior securities, must not exceed an amount equal to one-third of our total assets (taking into account such distribution), (b) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more and (c) such class of stock have complete priority over any other class of stock as to distribution of assets and payment of dividends, which dividends shall be cumulative.

For any series of preferred stock that we may issue, our board of directors will determine and the articles supplementary and the prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;
•	the rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, as well as whether such dividends are participating or non-participating;
•	any provisions relating to convertibility or exchangeability of the shares of such series, including adjustments to the conversion price of such series;
•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;
•	the voting powers, if any, of the holders of shares of such series;
•	any provisions relating to the redemption of the shares of such series;
•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;
•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;
•	if applicable, a discussion of certain U.S. federal income tax considerations; and
•	any other relative powers, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which dividends, if any, thereon will be cumulative.

DESCRIPTION OF OUR SUBSCRIPTION RIGHTS

General

We may issue subscription rights to our stockholders to purchase common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering. In accordance with the 1940 Act, any transferable subscription rights offering will entitle our record date stockholders at the time of such offering one right for each share of common stock held, entitling the rights holder to purchase one new share of common stock for a minimum of every three rights held.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the period of time the offering would remain open (which shall be open a minimum number of days such that all record holders would be eligible to participate in the offering and shall not be open longer than 120 days);
•	the title of such subscription rights;
•	the exercise price for such subscription rights (or method of calculation thereof);
•	the ratio of the offering (which, in the case of transferable rights, will require a minimum of three shares to be held of record before a person is entitled to purchase an additional share);
•	the number of such subscription rights issued to each stockholder;
•	the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;
•	if applicable, a discussion of certain U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;
•	the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire (subject to any extension);
•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;
•	any termination right we may have in connection with such subscription rights offering; and
•	any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.

Exercise Of Subscription Rights

Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of common stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock purchasable upon such exercise. To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and the financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “ — Events of Default — Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us with respect to our debt securities.

This section includes a description of the material provisions of the indenture. Because this section is a summary, however, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. A copy of the form of indenture is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. We will file a supplemental indenture with the SEC in connection with any debt offering, at which time the supplemental indenture would be publicly available. In connection with any debt offering, all of the material terms of the indenture and the supplemental indenture, as well as an explanation of your rights as a holder of debt securities, will be described in the prospectus supplement relating to such debt offering, which will include this prospectus together with the prospectus supplement accompanying this prospectus. See “Available Information” for information on how to obtain a copy of the indenture.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;
•	the total principal amount of the series of debt securities;
•	the percentage of the principal amount at which the series of debt securities will be offered;
•	the date or dates on which principal will be payable;
•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;
•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;
•	whether any interest may be paid by issuing additional securities of the same series in lieu of cash (and the terms upon which any such interest may be paid by issuing additional securities);
•	the terms for redemption, extension or early repayment, if any;
•	the currencies in which the series of debt securities are issued and payable;
•	whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;
•	the place or places, if any, other than or in addition to the Borough of Manhattan in the City of New York, of payment, transfer, conversion and/or exchange of the debt securities;
•	the denominations in which the offered debt securities will be issued (if other than $1,000 and any integral multiple thereof);
•	the provision for any sinking fund;

•	any restrictive covenants;
•	any Events of Default (as defined in “Events of Default” below);
•	whether the series of debt securities are issuable in certificated form;
•	any provisions for defeasance or covenant defeasance;
•	any special U.S. federal income tax implications, including, if applicable, U.S. federal income tax considerations relating to original issue discount;
•	whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);
•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;
•	whether the debt securities are subject to subordination and the terms of such subordination;
•	whether the debt securities are secured and the terms of any security interest;
•	the listing, if any, on a securities exchange; and
•	any other terms.

The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

We are permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the 1940 Act, is at least equal to 300% immediately after each such issuance, after giving effect to any exemptive relief granted to us by the SEC. In addition, while any indebtedness and senior securities remain outstanding, we must make provisions to prohibit the distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. The raising of debt capital may expose us to risks, including the typical risks associated with leverage.”

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the accompanying prospectus supplement, or “offered debt securities,” and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities, or “underlying debt securities” may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of, or premium or interest, if any, on, debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities.” The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “ — Resignation of Trustee” below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk protection or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Issuance of Securities in Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry only form represented by global securities.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you in this Description of Debt Securities, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices;
•	whether it imposes fees or charges;
•	how it would handle a request for the holders’ consent, if ever required;
•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities;
•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and
•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “ — Termination of a Global Security.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•	an investor cannot cause the debt securities to be registered in his or her name and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below;
•	an investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “ — Issuance of Securities in Registered Form” above;
•	an investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;
•	an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;
•	the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;
•	if we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series;
•	an investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee;
•	DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds, your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security; and
•	financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities; there may be more than one financial intermediary in the chain of ownership for an investor, we do not monitor and are not responsible for the actions of any of those intermediaries.

Termination of a Global Security

If a global security is terminated for any reason, interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under “ — Issuance of Securities in Registered Form” above.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the investors in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “ — Special Considerations for Global Securities.”

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date to the holder of debt securities as shown on the trustee’s records as of the close of business on the regular record date at our office and/or at other offices that may be specified in the prospectus supplement. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, at our option, we may pay any cash interest that becomes due on the debt security by mailing a check to the holder at his, her or its address shown on the trustee’s records as of the close of business on the regular record date or by transfer to an account at a bank in the United States, in either case, on the due date.

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following:

•	we do not pay the principal of, or any premium on, a debt security of the series within five days of its due date;
•	we do not pay interest on a debt security of the series within 30 days of its due date;
•	we do not deposit any sinking fund payment in respect of debt securities of the series within five days of its due date;
•	we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach (the notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of the series);
•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 90 days;
•	the series of debt securities has an asset coverage, as such term is defined in the 1940 Act, of less than 100 per centum on the last business day of each of twenty-four consecutive calendar months, giving effect to any exemptive relief granted to the Company by the SEC; or
•	any other Event of Default in respect of debt securities of the series described in the prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium, interest, or sinking or purchase fund installment, if it in good faith considers the withholding of notice to be in the interest of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the debt securities of the affected series may (and the trustee shall at the request of such holders) declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series if (1) we have deposited with the trustee all amounts due and owing with respect to the securities (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (2) any other Events of Default have been cured or waived.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an Event of Default with respect to the relevant series of debt securities has occurred and remains uncured;

•	the holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;
•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and
•	the holders of a majority in principal amount of the debt securities of that series must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Waiver of Default

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than

•	the payment of principal, any premium or interest; or
•	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or convey or transfer our assets substantially as an entirety, the resulting entity must agree to be legally responsible for our obligations under the debt securities;
•	the merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded.
•	we must deliver certain certificates and documents to the trustee; and
•	we must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on a debt security or the terms of any sinking fund with respect to any security;
•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of an original issue discount or indexed security following a default or upon the redemption thereof or the amount thereof provable in a bankruptcy proceeding;
•	adversely affect any right of repayment at the holder’s option;
•	change the place or currency of payment on a debt security (except as otherwise described in the prospectus or prospectus supplement);
•	impair your right to sue for payment;
•	adversely affect any right to convert or exchange a debt security in accordance with its terms;
•	modify the subordination provisions in the indenture in a manner that is adverse to outstanding holders of the debt securities;
•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;
•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;
•	modify any other aspect of the provisions of the indenture dealing with supplemental indentures with the consent of holders, waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and
•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications, establishment of the form or terms of new securities of any series as permitted by the indenture and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

•	if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series; and
•	if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of a series of debt securities issued under the indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants applicable to that series of debt securities. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “ — Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

•	for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default;

•	for debt securities whose principal amount is not known (for example, because it is based on an index), we will use the principal face amount at original issuance or a special rule for that debt security described in the prospectus supplement; and
•	for debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption or if we, any other obligor, or any affiliate of us or any obligor own such debt securities. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “— Defeasance — Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. However, the record date may not be more than 30 days before the date of the first solicitation of holders to vote on or take such action. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current U.S. federal tax law and the indenture, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If we acheived covenant defeasance and your debt securities were subordinated as described under “ — Indenture Provisions — Subordination” below, such subordination would not prevent the trustee under the indenture from applying the funds available to it from the deposit described in the first bullet point below to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debt holders. In order to achieve covenant defeasance, we must do the following:

•	we must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments;
•	we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit;
•	we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with;
•	defeasance must not result in a breach or violation of, or result in a default under, of the indenture or any of our other material agreements or instruments;

•	no default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days; and
•	satisfy the conditions for covenant defeasance contained in any supplemental indentures.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be such a shortfall. However, there is no assurance that we would have sufficient funds to make payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law or we obtain an IRS ruling, as described in the second bullet point below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	we must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments;
•	we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit;
•	we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with;
•	defeasance must not result in a breach or violation of, or constitute a default under, of the indenture or any of our other material agreements or instruments;
•	no default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days; and
•	satisfy the conditions for full defeasance contained in any supplemental indentures.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If your debt securities were subordinated as described later under “ — Indenture Provisions — Subordination,” such subordination would not prevent the trustee under the indenture from applying the funds available to it from the deposit referred to in the first bullet point of the preceding paragraph to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debt holders.

Form, Exchange and Transfer of Certificated Registered Securities

If registered debt securities cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form;

•	without interest coupons; and
•	unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed and as long as the denomination is greater than the minimum denomination for such securities.

Holders may exchange or transfer their certificated securities at the office of the trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in the prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series and has accepted such appointment. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions — Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us at any time is received by the holders of any subordinated debt securities or by the trustee in respect of any of such subordinated debt securities, upon our dissolution, winding up, liquidation or reorganization before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities or the holders of any indenture securities that are not Senior Indebtedness. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•	our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed, that we have designated as “Senior Indebtedness” for purposes of the indenture and in accordance with the terms of the indenture (including any indenture securities designated as Senior Indebtedness), and
•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness and of our other Indebtedness outstanding as of a recent date.

Secured Indebtedness and Ranking

Certain of our indebtedness, including certain series of indenture securities, may be secured. The prospectus supplement for each series of indenture securities will describe the terms of any security interest for such series and will indicate the approximate amount of our secured indebtedness as of a recent date. Any unsecured indenture securities will effectively rank junior to any secured indebtedness, including any secured indenture securities, that we incur in the future to the extent of the value of the assets securing such future secured indebtedness. The debt securities, whether secured or unsecured, of the Company will rank structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.

In the event of our bankruptcy, liquidation, reorganization or other winding up, any of our assets that secure secured debt will be available to pay obligations on unsecured debt securities only after all indebtedness under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all unsecured debt securities then outstanding after fulfillment of this obligation. As a result, the holders of unsecured indenture securities may recover less, ratably, than holders of any of our secured indebtedness.

The Trustee under the Indenture

We intend to use a nationally recognized financial institution to serve as the trustee under the indenture.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may offer, from time to time, in more than one offering or series, up to $500,000,000 of our common stock, preferred stock, subscription rights to purchase shares of our common stock or debt securities, in one or more underwritten public offerings, at-the-market offerings to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise, negotiated transactions, block trades, best efforts or a combination of these methods. We may sell securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, through agents or through a combination of any such methods of sale. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of securities will be named in the applicable prospectus supplement. A prospectus supplement or supplements will also describe the terms of the offering of securities, including: the purchase price of securities and the proceeds we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed. Only underwriters or agents named in the prospectus supplement will be underwriters or agents of the securities offered by the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock, less any underwriting commissions or discounts, must equal or exceed the net asset value per share of our common stock at the time of the offering except (a) in connection with a rights offering to our existing stockholders, (b) with the consent of the majority of our common stockholders or (c) under such other circumstances as the SEC may permit. The price at which the securities may be distributed may represent a discount from prevailing market prices.

In connection with the sale of the securities, underwriters or agents may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum aggregate compensation to be received by any member of FINRA or independent broker-dealer, including any reimbursements to underwriters or agents for certain fees and legal expenses incurred by them, will not be greater than 10% of the gross proceeds of the sale of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters that are qualified market makers on the NASDAQ Global Select Market may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

We may sell the securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of the securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market, other than our common stock, which is traded on The NASDAQ Global Select Market. We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities.

Under agreements that we may enter, underwriters, dealers and agents who participate in the distribution of shares of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

CUSTODIAN, TRANSFER AGENT, DIVIDEND DISBURSING AGENT
AND REDEMPTION AND PAYING AGENT

Our securities are held under a custody agreement by U.S. Bank National Association. The address of the custodian is One Federal Street, 3rd Floor, Boston, MA 02110. Computershare Trust Company, N.A. acts as our transfer agent, dividend disbursing agent and redemption and paying agent. The principal business address of our transfer agent is 250 Royall Street, Canton, MA 02021.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Subject to policies established by our Board of Directors, our investment adviser is responsible for the execution of securities transactions in our portfolio. The investment adviser in making decisions regarding the selection of broker-dealers used to find a buyer or seller for transactions, takes into account the following factors: (i) whether the broker-dealer has any special knowledge of the security; (ii) whether the broker-dealer originally underwrote or sponsored the security (iii) the ability of the broker-dealer to find a natural buyer or seller for the security (iv) the operational efficiency with which transactions are effected (such as prompt and accurate confirmation and delivery), taking into account the size of order and difficulty of execution; (v) the financial strength, integrity and stability of the broker-dealer; (vi) the value of brokerage services over and above trade execution provided to the Company; and (vii) any other factors the investment adviser considers to be in the best interest of the Company.

Neither the investment adviser nor the Company has any “soft dollars” arrangement in which a broker-dealer for commissions contracts with and pays a third party on behalf of the investment adviser so that the third party may provide research or brokerage services to the investment adviser. The investment adviser may receive research directly from the broker-dealers with whom it transacts. However, the investment adviser does not “pay up” for such information nor is receipt of the information a primary consideration in broker-dealer selection.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Eversheds Sutherland (US) LLP, Washington, DC. Certain legal matters in connection with the offering of the securities will be passed upon for the underwriters, if any, by the counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements as of March 31, 2017 and for the year ended March 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the securities offered by this prospectus. The registration statement contains additional information about us and the securities being offered by this prospectus.

We are required to file with or submit to the SEC annual, semi-annual and quarterly reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing to the SEC’s Public Reference Section, Washington, D.C. 20549. This information is also available free of charge by contacting us at Oxford Lane Capital Corp., 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830, by telephone at (203) 983-5275, or on our website at http://www.oxfordlanecapital.com.

OXFORD LANE CAPITAL CORP.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2017
ASSETS
Investments, at fair value (cost: $370,596,525)	$356,755,459
Cash and cash equivalents	14,017,859
Distributions receivable	5,639,292
Deferred offering costs on common stock	338,110
Interest receivable, including accrued interest purchased	184,512
Prepaid expenses and other assets	106,873
Fee receivable	75,831
Total assets	377,117,936
LIABILITIES
Mandatorily redeemable preferred stock, net of discount and deferred issuance costs (10,000,000 shares authorized, 5,636,180 shares issued and outstanding)	133,356,883
Securities purchased not settled	6,888,651
Incentive fee payable to affiliate	2,458,726
Investment advisory fee payable to affiliate	1,826,412
Accrued expenses	356,546
Accrued offering costs	95,549
Directors’ fees payable	64,750
Administrator expense payable	21,974
Total liabilities	145,069,491
COMMITMENTS AND CONTINGENCIES (Note 9)
NET ASSETS applicable to common stock, $0.01 par value, 90,000,000 shares authorized, and 22,751,432 shares issued and outstanding	$232,048,445
NET ASSETS consist of:
Paid in capital	$328,351,676
Accumulated net realized loss on investments	(56,790,756)
Net unrealized depreciation on investments	(13,841,066)
Distributions in excess of net investment income	(25,671,409)
Total net assets	$232,048,445
Net asset value per common share	$10.20
Market price per share	$11.13
Market price premium to net asset value per share	9.12%

See Accompanying Notes

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS
MARCH 31, 2017

COMPANY(1)/INVESTMENT	INDUSTRY	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% OF NET ASSETS
Collateralized Loan Obligation – Debt Investments
Mountain Hawk II CLO, Ltd. CLO secured notes – Class E(3)(4)(6), (LIBOR + 4.80%, due July 20, 2024)	structured finance	$6,000,000	$4,928,825	$4,945,800
OFSI Fund VII, Ltd. CLO secured notes – Class F(3)(4)(6), (LIBOR + 5.65%, due October 18, 2026)	structured finance	5,564,000	4,781,669	5,018,728
Telos CLO 2013-3, Ltd. CLO secured notes – Class F(3)(4)(6), (LIBOR + 5.50%, due January 17, 2024)	structured finance	3,000,000	2,778,856	2,691,900
Total Collateralized Loan Obligation – Debt Investments			$12,489,350	$12,656,428	5.45%
Collateralized Loan Obligation – Equity Investments
AMMC CLO XII, Ltd. CLO subordinated notes(5)(7), (Estimated yield 25.16%, maturity May 10, 2025)	structured finance	$8,428,571	$4,261,720	$3,624,286
Ares XXV CLO Ltd. CLO subordinated notes(5)(7), (Estimated yield 18.81%, maturity January 17, 2024)	structured finance	15,500,000	9,097,532	8,215,000
Ares XXVI CLO Ltd. CLO subordinated notes(5)(7), (Estimated yield 21.95%, maturity April 15, 2025)	structured finance	15,115,000	6,601,735	5,952,275
Ares XXIX CLO Ltd. CLO subordinated notes(5)(7), (Estimated yield 14.40%, maturity April 17, 2026)	structured finance	12,750,000	8,581,719	6,637,548
Ares XLIII CLO, Ltd. CLO preference shares(5)(7)(9)(10), (Estimated yield 14.27%, maturity December 22, 2017)	structured finance	7,000,000	7,000,000	7,000,000
Atrium XII CLO CLO subordinated notes(5)(7), (Estimated yield 19.84%, maturity October 22, 2026)	structured finance	37,762,500	30,292,942	35,874,375
Battalion CLO VII Ltd. CLO subordinated notes(5)(7), (Estimated yield 14.54%, maturity October 17, 2026)	structured finance	24,000,000	17,773,704	12,480,000
Benefit Street Partners CLO V Ltd. CLO preference shares(5)(7), (Estimated yield 24.15%, maturity October 20, 2026)	structured finance	8,000,000	5,273,815	5,324,000
Blue Hill CLO, Ltd. CLO subordinated notes(5)(7), (Estimated yield 36.15%, maturity January 15, 2026)	structured finance	8,000,000	2,757,769	2,687,623
B&M CLO 2014-1 LTD CLO subordinated notes(5)(7), (Estimated yield 19.04%, maturity April 16, 2026)	structured finance	2,000,000	1,036,097	840,000
Carlyle Global Market Strategies CLO 2013-2, Ltd. CLO subordinated notes(5)(7), (Estimated yield 13.99%, maturity April 18, 2025)	structured finance	9,250,000	6,458,690	5,147,100
Carlyle Global Market Strategies CLO 2014-4, Ltd. CLO subordinated notes(5)(7), (Estimated yield 21.42%, maturity October 15, 2026)	structured finance	12,892,000	9,149,729	9,362,914
CENT CLO 16, L.P. CLO subordinated notes(5)(7), (Estimated yield 36.64%, maturity August 01, 2024)	structured finance	10,500,000	5,663,968	5,985,000
CIFC Funding 2014-III, Ltd. CLO income notes(5)(7), (Estimated yield 22.78%, maturity July 22, 2026)	structured finance	10,000,000	6,133,517	6,300,000
CIFC Funding 2015-I, Ltd. CLO subordinated notes(5)(7), (Estimated yield 17.67%, maturity January 22, 2027)	structured finance	9,750,000	7,644,031	7,800,000

(Continued on next page)

See Accompanying Notes

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS – (Continued)
MARCH 31, 2017

COMPANY(1)/INVESTMENT	INDUSTRY	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% OF NET ASSETS
Collateralized Loan Obligation – Equity Investments (continued)
Dryden 42 Senior Loan Fund CLO subordinated notes(5)(7), (Estimated yield 17.92%, maturity July 15, 2027)	structured finance	$7,000,000	$6,105,601	$6,020,000
Hull Street CLO Ltd. CLO subordinated notes(5)(7), (Estimated yield 19.93%, maturity October 18, 2026)	structured finance	15,000,000	9,642,258	7,200,000
Ivy Hill Middle Market Credit VII, Ltd. CLO subordinated notes(5)(7), (Estimated yield 16.91%, maturity October 20, 2025)	structured finance	7,000,000	5,527,144	4,907,978
Jamestown CLO III, Ltd. CLO subordinated notes(5)(7), (Estimated yield 28.05%, maturity January 15, 2026)	structured finance	15,575,000	7,763,311	8,566,250
Jamestown CLO IV, Ltd. CLO subordinated notes(5)(7), (Estimated yield 35.82%, maturity July 15, 2026)	structured finance	8,500,000	3,098,985	3,995,000
JFIN CLO 2015-II Ltd. CLO subordinated notes(5)(7), (Estimated yield 21.23%, maturity October 17, 2026)	structured finance	3,750,000	2,900,224	3,008,733
Midocean Credit CLO VI CLO income notes(5)(7)(9), (Estimated yield 19.21%, maturity January 20, 2029)	structured finance	19,700,000	17,547,029	18,124,000
Mountain Hawk II CLO, Ltd. CLO subordinated notes(5)(7), (Estimated yield 16.86%, maturity July 20, 2024)	structured finance	25,670,000	10,967,712	8,214,400
Mountain Hawk III CLO, Ltd. CLO M notes(8), (Maturity April 18, 2025)	structured finance	2,389,676	—	143,248
Neuberger Berman CLO XII, Ltd. CLO subordinated notes(5)(7)(11), (Estimated yield 10.14%, maturity July 25, 2023)	structured finance	22,200,000	—	—
Neuberger Berman CLO XIII, Ltd. CLO subordinated notes(5)(7), (Estimated yield 12.21%, maturity January 23, 2024)	structured finance	6,255,000	2,415,286	2,001,600
North End CLO, Ltd. CLO subordinated notes(5)(7), (Estimated yield 41.93%, maturity July 17, 2025)	structured finance	8,500,000	2,027,693	2,022,249
OFSI Fund VII, Ltd. CLO subordinated notes(5)(7), (Estimated yield 14.06%, maturity October 18, 2026)	structured finance	28,840,000	21,558,905	18,169,200
OZLM XIV, Ltd. CLO subordinated notes(5)(7), (Estimated yield 19.53%, maturity January 15, 2029)	structured finance	17,000,000	13,125,812	14,016,291
OZLM IX, Ltd. CLO subordinated notes(5)(7), (Estimated yield 19.50%, maturity January 20, 2027)	structured finance	7,500,000	6,003,577	5,775,000
Parallel 2015-1 Ltd. CLO subordinated notes(5)(7), (Estimated yield 14.31%, maturity July 20, 2027)	structured finance	10,250,000	7,247,957	6,457,500
Race Point IX CLO, Ltd. CLO preferred shares(5)(7), (Estimated yield 18.13%, maturity April 15, 2027)	structured finance	3,785,000	2,176,068	2,172,789
Regatta III Funding Ltd. CLO subordinated notes(5)(7), (Estimated yield 30.83%, maturity April 15, 2026)	structured finance	3,750,000	1,436,892	1,624,380
Shackleton II CLO, Ltd. CLO income notes(5)(7), (Estimated yield 38.35%, maturity October 20, 2023)	structured finance	28,000,000	18,433,349	15,960,000

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See Accompanying Notes

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS – (Continued)
MARCH 31, 2017

COMPANY(1)/INVESTMENT	INDUSTRY	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% OF NET ASSETS
Collateralized Loan Obligation – Equity Investments (continued)
Shackleton 2015-VII CLO, Ltd. CLO subordinated notes(5)(7), (Estimated yield 19.23%, maturity April 15, 2027)	structured finance	$10,500,000	$8,341,430	$8,005,605
Shackelton 2017-X CLO, Ltd. CLO subordinated notes(5)(7)(9), (Estimated yield 16.64%, maturity April 20, 2029)	structured finance	22,000,000	19,791,674	19,472,024
Sheridan Square CLO, Ltd. CLO subordinated notes(5)(7), (Estimated yield 45.01%, maturity April 15, 2025)	structured finance	3,300,000	1,410,064	1,382,700
Sound Point CLO VIII, Ltd. CLO subordinated fee notes(8), (Maturity April 15, 2027)	structured finance	224,719	202,247	94,810
Telos CLO 2013-3, Ltd. CLO subordinated notes(5)(7), (Estimated yield 24.70%, maturity January 17, 2024)	structured finance	10,333,334	6,475,938	5,580,000
Telos CLO 2013-4, Ltd. CLO subordinated notes(5)(7), (Estimated yield 33.24%, maturity July 17, 2024)	structured finance	11,350,000	6,680,901	6,565,669
THL Credit Wind River 2014-3 CLO Ltd. CLO subordinated notes(5)(7), (Estimated yield 18.59%, maturity January 22, 2027)	structured finance	18,530,000	14,635,542	15,565,200
THL Credit Wind River 2017-1 CLO Ltd. CLO subordinated notes(5)(7)(9), (Estimated yield 16.97%, maturity April 18, 2029)	structured finance	12,000,000	10,741,259	9,900,363
Venture XVII CLO, Ltd. CLO subordinated notes(5)(7), (Estimated yield 22.43%, maturity July 15, 2026)	structured finance	17,000,000	11,372,945	10,620,671
Venture XVIII CLO, Ltd. CLO subordinated fee notes(8), (Maturity October 15, 2026)	structured finance	357,055	—	117,911
Venture XXV CLO, Ltd. CLO subordinated notes(5)(7)(9), (Estimated yield 16.64%, maturity April 20, 2029)	structured finance	4,000,000	3,859,507	4,200,000
Wellfleet 2016-2 CLO, Ltd. CLO subordinated notes(5)(7)(9), (Estimated yield 14.83%, maturity October 20, 2028)	structured finance	10,000,000	8,890,897	8,600,000
Other CLO equity related investments CLO other(8)	structured finance		—	2,385,339
Total Collateralized Loan Obligation – Equity Investments			$358,107,175	$344,099,031	148.29%
Total Investments			$370,596,525	$356,755,459	153.74%
Cash and Cash Equivalents
First American Government Obligations Fund(12)			$14,017,859	$14,017,859
Total Cash and Cash Equivalents			$14,017,859	$14,017,859	6.0%
Total Investments, Cash and Cash Equivalents			$384,614,384	$370,773,318	159.8%

(1)	We do not “control” and are not an “affiliate” of any of our portfolio companies, each as defined in the Investment Company Act of 1940 (the “1940 Act”). In general, under the 1940 Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities.
(2)	Fair value is determined in good faith by the Board of Directors of the Fund.
(3)	Notes bear interest at variable rates.
(4)	Cost value reflects accretion of original issue discount or market discount.
(5)	Cost value reflects accretion of effective yield less any cash distributions received or entitled to be received from CLO equity investments.

(Continued on next page)

See Accompanying Notes

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS – (continued)
MARCH 31, 2017

(6)	The principal balance outstanding for this debt investment, in whole or in part, is indexed to a three-month LIBOR which resets quarterly. For each CLO debt investment, the rate provided is as of March 31, 2017.
(7)	The CLO subordinated notes and income notes are considered equity positions in the CLO funds. Equity investments are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund's securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.
(8)	Fair value represents discounted cash flows associated with fees earned from CLO equity investments.
(9)	Investment has not made its inaugural distribution for the relevant period end. See “Note 2. Summary of Significnt Accounting Policies — Investment Income Recognition.”
(10)	The subordinated shares represent an investment in a warehouse facility, which is a financing structure intended to aggregate loans that may be used to form the basis of a CLO vehicle.
(11)	The CLO was optionally redeemed during the year ended March 31, 2017. See “Note 2. Summary of Significant Accounting Policies — Securities Transactions.”
(12)	Represents cash equivalents held in a money market account as of March 31, 2017.

See Accompanying Notes

OXFORD LANE CAPITAL CORP.

STATEMENT OF OPERATIONS

Year Ended March 31, 2017
INVESTMENT INCOME
Income from securitization vehicles and investments	$55,656,329
Interest income – debt investments	1,052,099
Other income	1,235,700
Total investment income	57,944,128
EXPENSES
Interest expense on mandatorily redeemable preferred stock	11,711,709
Investment advisory fees	6,346,009
Incentive fees	7,535,607
Professional fees	758,856
Administrator expense	594,982
Directors’ fees	295,000
General and administrative	333,397
Insurance expense	117,527
Transfer agent and custodian fees	108,616
Total expenses	27,801,703
Net investment income	30,142,425
Net change in unrealized appreciation on investments	80,691,611
Net realized loss on investments	(5,632,210)
Net realized loss and net change in unrealized appreciation on investments	75,059,401
Net increase in net assets resulting from operations	$105,201,826

See Accompanying Notes

OXFORD LANE CAPITAL CORP.

STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended March 31, 2017	Year Ended March 31, 2016
Increase/(Decrease) in net assets from operations:
Net investment income	$30,142,425	$28,029,913
Net realized loss on investments	(5,632,210)	(24,021,500)
Net change in unrealized appreciation/(depreciation) on investments	80,691,611	(89,787,744)
Net increase/(decrease) in net assets resulting from operations	105,201,826	(85,779,331)
Distributions from net investment income	(49,601,273)	(43,289,314)
Total distributions to shareholders	(49,601,273)	(43,289,314)
Capital share transaction:
Issuance of common stock (net of underwriting fees and
offering costs $1,038,300 and $1,299,903, respectively)	43,800,085	30,531,781
Repurchase of common stock (including fees)	—	(430,278)
Reinvestment of distributions	697,925	5,984,192
Net increase in net assets from capital share transactions	44,498,010	36,085,695
Total increase/(decrease) in net assets	100,098,563	(92,982,950)
Net assets at beginning of period	131,949,882	224,932,832
Net assets at end of period (including distributions in excess of net investment income of $25,671,409 and $11,391,094, respectively)	$232,048,445	$131,949,882
Capital share activity:
Shares issued	3,929,836	2,219,275
Shares repurchased	—	(33,776)
Shares issued from reinvestment of distributions	69,900	593,816
Net increase in capital share activity	3,999,736	2,779,315

See Accompanying Notes

OXFORD LANE CAPITAL CORP.

STATEMENT OF CASH FLOWS

Year Ended March 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net increase in net assets resulting from operations	$105,201,826
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Amortization/accretion of discounts and premiums	(170,317)
Amortization of deferred issuance costs on mandatorily redeemable preferred stock	591,485
Amortization of deferred costs from repurchase of mandatorily redeemable preferred stock	492,268
Accretion of discount on mandatorily redeemable preferred stock	555,110
Purchases of investments	(258,598,515)
Sales of investments	175,700,321
Repayments of principal and reductions to investment cost value	25,231,717
Net change in unrealized appreciation on investments	(80,691,611)
Net realized loss on investments	5,632,210
Reductions to CLO equity cost value	22,633,754
Decrease in distributions receivable	1,257,711
Decrease in fee receivable	141,385
Increase in interest receivable	(16,929)
Increase in prepaid expenses and other assets	(47,998)
Decrease in due from affiliate	20,259
Increase in investment advisory fee payable	484,735
Increase in incentive fee payable	799,742
Increase in directors’ fees payable	6,000
Increase in administrator expense payable	8,048
Increase in accrued offering costs	7,213
Increase in accrued expenses	6,147
Net cash used in operating activities	(755,439)
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid (net of distribution reinvestment plan of $697,925)	(48,903,348)
Proceeds from the issuance of common stock	44,838,385
Underwriting fees and offering costs for the issuance of common stock	(1,038,300)
Deferred offering costs	(124,146)
Repurchase of mandatorily redeemable preferred stock	(15,306,225)
Proceeds from the issuance of mandatorily redeemable preferred stock (including premiums of $223)	15,032,500
Deferred issuance costs for the issuance of mandatorily redeemable preferred stock	(88,781)
Net cash used in financing activities	(5,589,915)
Net decrease in cash and cash equivalents	(6,345,354)
Cash and cash equivalents, beginning of period	20,363,213
Cash and cash equivalents, end of period	$14,017,859
SUPPLEMENTAL DISCLOSURES
Cash paid for interest	$10,565,336
NON-CASH ACTIVITIES
Value of shares issued in connection with distribution reinvestment plan	$697,925
Securities purchased not settled	$6,888,651

See Accompanying Notes

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 1. ORGANIZATION

Oxford Lane Capital Corp. (“OXLC,” “we,” “us,” “our” or the “Fund”) was incorporated under the General Corporation Laws of the State of Maryland on June 9, 2010. The Fund is a non-diversified closed-end management investment company that has registered under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, the Fund has elected to be treated for tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund’s investment objective is to maximize its portfolio’s risk adjusted total return, and it currently seeks to achieve its investment objective by investing in structured finance investments, specifically collateralized loan obligation (“CLO”) vehicles, which primarily own senior corporate debt securities.

OXLC’s investment activities are managed by Oxford Lane Management, LLC (“OXLC Management”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. BDC Partners, LLC (“BDC Partners”), a related party, is the managing member of OXLC Management and serves as the administrator of OXLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION

The accompanying financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), include the accounts of the Fund. The Fund follows the accounting and reporting requirements of the Accounting Standards Codification (“ASC”), Financial Services — Investment Companies (“ASC 946”), for reporting on Form N-CSR and the Fund maintains its accounting records in U.S. dollars.

USE OF ESTIMATES

The presentation of the financial statements is in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of demand deposits and cash held in a money market fund which contain investments with original maturities of three months or less. The Fund places its cash and cash equivalents with financial institutions and, at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation (“FDIC”) insured limit. Cash and cash equivalents are classified as Level 1 assets and are included on the Fund’s Schedule of Investments. Cash and cash equivalents are carried at cost or amortized cost which approximates fair value.

INVESTMENT VALUATION

The Fund determines fair value of its investment portfolio in accordance with the provisions of ASC 820, Fair Value Measurement and Disclosure. A significant estimate made in the preparation of OXLC’s financial statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. OXLC believes that there is no single definitive method for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments OXLC makes.

ASC 820-10 clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2,

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION  – (continued)

which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities in markets that are not active; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. OXLC considers the attributes of current market conditions on an on-going basis and has determined that due to the general illiquidity of the market for its investment portfolio, whereby little or no market data exists, all of OXLC’s investments are valued based upon “Level 3” inputs as of March 31, 2017.

Collateralized Loan Obligations — Debt and Equity

OXLC has acquired debt and equity positions in CLO investment vehicles and has purchased CLO warehouse facilities. These investments are special purpose financing vehicles. In valuing such investments, OXLC considers the indicative prices provided by a recognized industry pricing service as a primary source, and the implied yield of such prices, supplemented by actual trades executed in the market at or around period-end, as well as the indicative prices provided by the broker who arranges transactions in such investment vehicles. OXLC also considers those instances in which the record date for an equity distribution payment falls on the last day of the period, and the likelihood that a prospective purchaser would require a downward adjustment to the indicative price representing substantially all of the pending distribution. Additional factors include any available information on other relevant transactions, including firm bids and offers in the market and information resulting from bids-wanted-in-competition. In addition, OXLC considers the operating metrics of the specific investment vehicle, including compliance with collateralization tests, defaulted and restructured securities, and payment defaults, if any. OXLC Management or the Fund’s board of directors (the “Board of Directors”) may request an additional analysis by a third-party firm to assist in the valuation process of CLO investment vehicles. All information is presented to the Board of Directors for its determination of fair value of these investments.

SHARE REPURCHASES

From time to time, the Board of Directors may authorize a share repurchase program under which shares of the Fund’s common stock are purchased in open market transactions. Since the Fund is incorporated in the State of Maryland, state law requires share repurchases to be accounted for as a share retirement. The cost of repurchased shares is charged against capital on the settlement date. There were no share repurchases of the Fund’s common stock for the year ended March 31, 2017.

PREFERRED STOCK

The Fund carries its mandatorily redeemable preferred stock at accreted cost on the Statement of Assets and Liabilities, and not fair value. Refer to “Note 7. Mandatorily Redeemable Preferred Stock” for further details.

PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses consist primarily of insurance costs and listing fees.

INVESTMENT INCOME

Income from securitization vehicles and investments

Income from securitization vehicles and equity investments in the equity class securities of CLO vehicles (typically income notes or subordinated notes) is recorded using the effective interest method in accordance with the provisions of ASC 325-40, Beneficial Interests in Securitized Financial Assets, based upon a calculation of the effective yield to the expected redemption date based on an estimate of future cash flows, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The Fund monitors the expected residual payments, and the effective yield is determined and updated

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION  – (continued)

quarterly, as needed. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from both the tax-basis investment income and from the cash distributions actually received by the Fund during the period.

The Fund also records income on its investments in CLO warehouse facilities based on a stated rate as per the underlying note purchase agreement or, if there is no stated rate, then an estimated rate is calculated using a base case model projecting the timing of the ramp-up of the CLO warehouse facility.

Interest Income — Debt Investments

Interest income is recorded on an accrual basis using the contractual rate applicable to each debt investment and includes the accretion of discounts and amortization of premiums. Discounts from and premiums to par value on securities purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortization of premiums, if any.

Generally, if the Fund does not expect the borrower to be able to service its debt and other obligations, the Fund will, on a discretionary basis, place the debt instrument on non-accrual status and will generally cease recognizing interest income on that loan for financial reporting purposes until all principal and interest have been brought current through payment or due to restructuring such that the interest income is deemed to be collectible. The Fund generally restores non-accrual loans to accrual status when past due principal and interest is paid and, in the Fund’s judgment, the payments are likely to remain current. As of March 31, 2017, the Fund had no non-accrual investments in its portfolio.

Other Income

Other income includes distributions from fee letters and success fees associated with portfolio investments. Distributions from CLO equity fee letter investments are an enhancement to the return on a CLO equity investment, are based upon a percentage of the collateral manager’s fees, and are recorded as other income when earned. The Fund may also earn success fees associated with its investments in CLO warehouse facilities, which are contingent upon a take-out of the warehouse by a permanent CLO structure; such fees are earned and recognized when the take-out is completed.

U.S. FEDERAL INCOME TAXES

The Fund intends to operate so as to continue to qualify to be taxed as a Regulated Investment Company (“RIC”) under Subchapter M of the U.S. Tax Code (the “Code”) and, as such, to not be subject to U.S. federal income tax on the portion of its taxable income and gains distributed to stockholders. To qualify for RIC tax treatment, OXLC is required to distribute at least 90% of its investment company taxable income, as defined by the Code.

Because U.S. federal income tax regulations differ from GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary. Permanent differences are reclassified among capital accounts in the financial statement to reflect their tax character. Temporary differences arise when certain items of income, expense, gain or loss are recognized at some time in the future. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes.

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION  – (continued)

The Fund recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained, assuming examination by tax authorities. Management has analyzed the Fund’s tax positions and concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions expected to be taken in the Fund’s 2017 tax returns. The Fund identifies its major tax jurisdictions as U.S Federal and Connecticut State. The Fund is not aware of any tax position for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

Distributions

Our distribution policy is based upon our estimate of our distributable net investment income, which includes actual distributions from our CLO equity class investments, with further consideration given to our realized gains or losses on a taxable basis. Distributions from net investment income and capital gain distributions are determined in accordance with U.S. federal income tax regulations, which differ from GAAP. Distributions from net investment income, if any, are expected to be declared and paid quarterly. Net realized capital gains, unless offset by any available capital loss carry-forward, are typically distributed to shareholders annually. Distributions to shareholders are recorded on the ex-dividend date and are automatically reinvested in full and fractional shares of the Fund in accordance with the Fund’s distribution reinvestment plan, unless the shareholder has elected to have them paid in cash.

Amounts required to be distributed reflect estimates made by the Fund. Distributions paid by the Fund in accordance with RIC requirements are subject to re-characterization for tax purposes.

SECURITIES TRANSACTIONS

Securities transactions are recorded on trade date. Realized gains and losses on investments sold are recorded on the basis of specific identification.

Distributions received on CLO equity investments which were previously called for which the cost basis has been reduced to zero are recorded as realized gains.

DEFERRED OFFERING COSTS ON COMMON STOCK

Deferred offering costs consist principally of legal, accounting, filing and underwriting fees incurred in relation to an offering proposed by the Fund. The deferred offering costs will be charged to capital when the offering takes place or as shares are issued. Costs related to shelf offerings are charged to capital as securities registered are issued. Deferred costs are periodically reviewed and expensed if the related registration statement is no longer active or if the offering is unsuccessful.

DEFERRED ISSUANCE COSTS ON MANDATORILY REDEEMABLE PREFERRED STOCK

Deferred issuance costs on mandatorily redeemable preferred stock consist of fees and expenses incurred in connection with the closing of preferred stock offerings, and are capitalized when incurred. These costs are amortized using the straight line method over the term of the respective preferred stock series. This amortization expense is included in interest expense on mandatorily redeemable preferred stock in the Fund’s financial statements. Upon early termination of preferred stock, the remaining balance of unamortized fees related to such debt is accelerated into interest expense on mandatorily redeemable preferred stock. Deferred issuance costs are presented on the balance sheet as a direct deduction from the related debt liability.

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The guidance requires debt issuance costs (deferred financing costs) related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the related debt liability, similar

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION  – (continued)

to the presentation of debt discounts. Additionally, in August 2015, the FASB issued ASU 2015-15, Interest — Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”), which codifies an SEC staff announcement that entities are permitted to defer and present debt issuance costs related to line-of-credit arrangements as assets and subsequent amortization of the deferred costs over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 and 2015-15 were effective for annual periods ending after December 15, 2015, and interim periods within those annual periods. The Fund adopted ASU 2015-03 and ASU 2015-15 beginning with the quarter ended June 30, 2016. The adoption of ASU 2015-03 and ASU 2015-15 did not have an effect on the Fund’s results of operations and financial condition. At March 31, 2017 the adoption of ASU 2015-03 did result in the reclassification of approximately $4.0 million in deferred debt issuance costs, which post-adoption are a direct deduction from the related debt liability.

NOTE 3. FAIR VALUE

The Fund’s assets measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820-10 at March 31, 2017, were as follows:

	Fair Value Measurements at Reporting Date Using
Assets ($ in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
CLO debt	$—	$—	$12.7	$12.7
CLO equity	—	—	344.1	344.1
Total investments at fair value	—	—	356.8	356.8
Cash and cash equivalents	14.0	—	—	14.0
Total assets at fair value	$14.0	$—	$356.8	$370.8

Financial Instruments Disclosed, But Not Carried, At Fair Value

The following table presents the carrying value and fair value of the Fund’s financial liabilities disclosed, but not carried at fair value as of March 31, 2017 and the level of each financial liability within the fair value hierarchy:

($ in millions)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Series 2023 Term Preferred Shares	$84.6	$92.5	$—	$92.5	$—
Series 2024 Term Preferred Shares	48.7	51.9	—	51.9	—
Total	$133.3	$144.4	$—	$144.4	$—

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 3. FAIR VALUE  – (continued)

Significant Unobservable Inputs for Level 3 Investments

In accordance with ASC 820-10, the following table provides quantitative information about the Fund’s Level 3 fair value measurements as of March 31, 2017. The Fund’s valuation policy, as described above, establishes parameters for the sources and types of valuation analysis, as well as the methodologies and inputs that the Fund uses in determining fair value. If the Board of Directors or OXLC Management determines that additional techniques, sources or inputs are appropriate or necessary in a given situation, such additional work may be undertaken. The weighted average calculations in the table below are based on the fair value within each respective valuation technique and methodology and asset category.

	Quantitative Information about Level 3 Fair Value Measurements
Assets	Fair Value as of March 31, 2017	Valuation Techniques/ Methodologies	Unobservable Input	Range/Weighted Average(5)
	($ in millions)
CLO debt	$12.7	Market quotes	NBIB(1)	82.4% – 90.2%/86.9%
CLO equity	285.3	Market quotes	NBIB(1)	32.0% – 105.0%/63.6%
	54.5	Recent transactions	Actual trade(2)	23.8% – 100.0%/73.9%
	1.6	Yield Analysis	Yield assumptions	43.3%(3)
CLO equity – side letters	2.7	Discounted cash flow(4)	Discount rate(4)	8.2% – 19.5%/16.3%
Total Fair Value for Level 3 Investments	$356.8

(1)	The Fund generally uses non-binding indicative bid (“NBIB”) prices provided by an independent pricing service or broker on or near the valuation date as the primary basis for the fair value determinations for CLO debt and equity investments, which may be adjusted for pending equity distributions as of the valuation date. These bid prices are non-binding, and may not be determinative of fair value. Each bid price is evaluated by the Board of Directors in conjunction with additional information compiled by OXLC Management, including performance and covenant compliance information as provided by the independent trustee.
(2)	Prices provided by independent pricing services are evaluated in conjunction with actual trades, and in certain cases, the value represented by actual trades may be more representative of fair value as determined by the Board of Directors.
(3)	Represents a single investment fair value position, and therefore the range/weighted average is not applicable.
(4)	The Fund will calculate the fair value of CLO equity side letters based upon the net present value of expected contractual payment streams discounted using estimated market yields for the equity tranche of the respective CLO vehicle. OXLC will also consider those investments in which the record date for an equity distribution payment falls on the last day of the period, and the likelihood that a prospective purchaser would require an adjustment to the transaction price representing substantially all of the pending distribution.
(5)	Weighted averages are calculated based on fair value of investments.

Significant increases or decreases in any of the unobservable inputs in isolation may result in a significantly lower or higher fair value measurement.

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 3. FAIR VALUE  – (continued)

A reconciliation of the fair value of investments for the year ended March 31, 2017, utilizing significant unobservable inputs, is as follows:

($ in millions)	Collateralized Loan Obligation Debt Investments	Collateralized Loan Obligation Equity Investments	Total
Balance at March 31, 2016	$7.7	$231.9	$239.6
Realized gains (losses) included in earnings	0.4	(6.0)	(5.6)
Unrealized appreciation included in earnings	3.9	76.8	80.7
Amortization/accretion of discounts and premiums	0.2	—	0.2
Purchases	4.9	260.5	265.4
Repayments and sales	(4.4)	(196.5)	(200.9)
Reductions to CLO equity cost value(1)	—	(22.6)	(22.6)
Transfers in and/or out of level 3	—	—	—
Balance at March 31, 2017	$12.7	$344.1	$356.8
The amount of total gains for the period included in earnings attributable to the change in unrealized gains or losses related to our Level 3 assets still held at the reporting date and reported within the net change in unrealized gains or losses on investments in our Statement of Operations	$2.9	$39.8	$42.7

(1)	Reduction to cost value on OXLC’s CLO equity investments represents the difference between distributions received, or entitled to be received, for the year ended March 31, 2017, of approximately $78.3 million and the effective yield interest income of approximately $55.7 million. A reduction to cost value is not made for warehouse investments (income of approximately $0.9 million for the year ended March 31, 2017).

The Fund’s policy is to recognize transfers in and transfers out of valuation levels as of the beginning of the reporting period. There were no transfers among Level 1, Level 2 and Level 3 during the year ended March 31, 2017.

NOTE 4. RELATED PARTY TRANSACTIONS

Effective September 9, 2010, the Fund entered into an agreement (“Investment Advisory Agreement”) with OXLC Management, a registered investment adviser under the Investment Advisers Act of 1940, as amended. BDC Partners is the managing member of OXLC Management and serves as the administrator of OXLC.

Effective September 9, 2010, the Fund entered into an agreement (“Administration Agreement”) with BDC Partners to serve as its administrator. Under the Administration Agreement, BDC Partners performs, or oversees the performance of, the Fund’s required administrative services, which include, among other things, being responsible for the financial records which the Fund is required to maintain and for preparation of the reports to the Fund’s stockholders.

Pursuant to the Investment Advisory Agreement, the Fund has agreed to pay OXLC Management a fee for advisory and management services consisting of two components — a base management fee (the “Base Fee” or “Investment Advisory Fee”) and an incentive fee.

The base management fee is calculated at an annual rate of 2.00% of the Fund’s gross assets. For services rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 4. RELATED PARTY TRANSACTIONS  – (continued)

arrears. The base management fee is calculated based on the average value of the Fund’s gross assets, at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter will be appropriately pro-rated.

The incentive fee is calculated and payable quarterly in arrears based on the pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means income from securitization vehicles and investments, interest income from debt investments and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that are received from an investment) accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement to BDC Partners, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes accrued income that OXLC has not yet received in cash, such as the amount of any market discount it may accrete on debt instruments purchased below par value. Pre-incentive fee net investment income does not include any realized or unrealized capital gains or losses, and the Fund could incur incentive fees in periods when there is a net decrease in net assets from operations. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a hurdle of 1.75% per quarter (7.00% annualized). For such purposes, the Fund’s quarterly rate of return is determined by dividing its pre-incentive net investment income by its reported net assets as of the prior period end. OXLC’s net investment income used to calculate the incentive fee is also included in the amount of its gross assets used to calculate the 2.00% base management fee. The Fund pays OXLC Management an incentive fee with respect to the Fund’s pre-incentive fee net investment income in each calendar quarter as follows:

•	No incentive fee in any calendar quarter in which the Fund’s pre-incentive fee net investment income does not exceed the hurdle of 1.75%;
•	100% of pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle but is less than 2.1875% in any calendar quarter (8.75% annualized). The Fund refers to this portion of the pre-incentive fee net investment income (which exceeds the hurdle but is less than 2.1875%) as the “catch-up.” The “catch-up” is meant to provide the investment adviser with 20% of the pre-incentive fee net investment income as if a hurdle did not apply if the net investment income exceeds 2.1875% in any calendar quarter; and
•	20% of the amount of pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized) is payable to OXLC Management (once the hurdle is reached and the “catch-up” is achieved, 20% of all pre-incentive fee net investment income thereafter is allocated to OXLC Management).

There is no offset in subsequent quarters for any quarter in which an incentive fee is not earned. For the year ended March 31, 2017, the Fund recognized incentive fee expense of approximately $7.5 million. At March 31, 2017, the Fund had an incentive fee payable of approximately $2.5 million.

BDC Partners assists the Fund in determining and publishing the Fund’s net asset value, overseeing the preparation and filing of the Fund’s tax returns and the printing and dissemination of reports to the Fund’s stockholders, and generally overseeing the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others. Payments under the Administration Agreement are equal to an amount based upon the Fund’s allocable portion of BDC Partners’ overhead in performing its obligations under the Administration Agreement, including rent, and the Fund’s allocable portion of the compensation of the Fund’s chief financial officer and any administrative support staff, including accounting personnel. Other expenses that are paid by the Fund include legal, compliance, audit and tax

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 4. RELATED PARTY TRANSACTIONS  – (continued)

services, market data services, excise taxes, if any, and miscellaneous office expenses. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. The costs associated with the functions performed by OXLC’s chief compliance officer are paid indirectly by the Fund pursuant to the terms of an agreement between the Fund and Alaric Compliance Services, LLC.

The independent directors receive an annual fee of $75,000. In addition, the independent directors receive $2,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Board of Directors meeting, $1,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Valuation Committee meeting and $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Audit Committee meeting. The Chairman of the Audit Committee also receives an additional annual fee of $10,000. No compensation is paid to directors who are interested persons of the Fund as defined in the 1940 Act.

Certain directors, officers and other related parties, including members of OXLC Management, owned, directly or indirectly, an aggregate 2.8% of the common stock of the Fund at March 31, 2017.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Fund places its cash in an overnight money market account and, at times, cash and cash equivalents may exceed the Federal Deposit Insurance Corporation insured limit. In addition, the Fund’s portfolio may be concentrated in a limited number of investments, which will subject the Fund to a risk of significant loss if any of these investments defaults on its obligations under any of its debt securities that the Fund holds or if those sectors experience a market downturn.

NOTE 6. DISTRIBUTIONS

For the year ended March 31, 2017, the Fund declared and paid dividends on common stock of $2.40 per share, or $49,601,273. The Fund declared and paid dividends on common stock of $2.40 per share, or $43,289,314, for the year ended March 31, 2016. The tax character of distributions paid for the year ended March 31, 2017 represented ordinary income with no return of capital. The tax character of distributions paid for the year ended March 31, 2016 represented ordinary income with no return of capital. In addition, the Fund’s Board of Directors declared the following distributions on our common stock:

Quarter Ending	Record Date	Payment Date	Amount Per Share
June 30, 2017	June 16, 2017	June 30, 2017	$0.40
September 30, 2017	September 15, 2017	September 29, 2017	$0.40

For the year ended March 31, 2017 and the year ended March 31, 2016 the Fund also declared and paid dividends on preferred stock of $9,947,082 and $12,668,482, respectively. The tax character of distributions paid on preferred stock represented ordinary income.

In December 2010, the Regulated Investment Company Modernization Act of 2010 (the “Act”) was enacted, which changed various technical rules governing the tax treatment of regulated investment companies. The changes are generally effective for taxable years beginning after the date of enactment. Under the Act, the Fund is permitted to carry forward capital losses incurred in taxable years beginning after the date of enactment for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term losses rather than being considered all short-term as under previous law.

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 6. DISTRIBUTIONS  – (continued)

For the fiscal year ended March 31, 2017, the Fund has available $49,584,288 of long-term capital losses, which can be used to offset future capital gains. These losses represent post-RIC modernization losses not subject to expiration. Under the current law, capital losses related to securities realized after October 31 and prior to the Fund’s fiscal year end may be deferred as occurring the first day of the following fiscal year. For the fiscal year ended March 31, 2017, the Fund has deferred such losses in the amount of $7,048,829, which is comprised of long-term losses.

As of March 31, 2017, the estimated components of accumulated earnings on a tax basis were as follows:

Distributable ordinary income	$2,881,975
Distributable long-term capital gains (capital loss carry forward)	(49,584,288)
Unrealized depreciation on investments	(42,543,339)
Other timing differences	(7,057,579)

The tax basis components of accumulated earnings differ from the amounts reflected in the Statement of Assets and Liabilities due to temporary book/tax differences primarily arising from investments in CLO equity investments and permanent book/tax differences attributable to non-deductible excise taxes. For the year ended March 31, 2017, the permanent differences between financial and tax reporting were due to basis adjustments on the sale of CLO equity investments, resulting in a decrease of distributions in excess of investment income, and an increase in accumulated net realized loss on investments of $5,178,533. These amounts will be finalized before filing the federal tax return.

As of March 31, 2017, the aggregate gross unrealized appreciation for tax purposes was $23,485,430, and aggregate gross unrealized depreciation was $66,028,769. For tax purposes, the cost basis of the portfolio investments at March 31, 2017 was $399,298,798.

NOTE 7. MANDATORILY REDEEMABLE PREFERRED STOCK

The Fund has authorized 10 million shares of mandatorily redeemable preferred stock, at a par value of $0.01 per share, and had 5,636,180 shares issued and outstanding at March 31, 2017. Since 2012 and through July 17, 2015, the Fund completed underwritten public offerings of its 7.50% Series 2023 Term Preferred Shares (the “Series 2023 Shares”) and 8.125% Series 2024 Term Preferred Shares (the “Series 2024 Shares”), collectively the “Term Preferred Shares” or “Term Shares.” The Fund is required to redeem all of the outstanding Term Preferred Shares on their respective redemption dates, at a redemption price equal to $25 per share plus an amount equal to accumulated but unpaid dividends, if any, to the date of the redemption. OXLC cannot effect any amendment, alteration, or repeal of the Fund’s obligation to redeem all of the Term Shares without the prior unanimous vote or consent of the holders of such Term Shares. At any time on or after the optional redemption date, at the Fund’s sole option, the Fund may redeem the Term Shares at a redemption price per share equal to the sum of the $25 liquidation preference per share plus an amount equal to accumulated but unpaid dividends, if any, on such Term Shares. The Fund, with the authorization by the Board of Directors, may repurchase any of the Series 2023 Shares and/or Series 2024 Shares from time to time in the open market and effectively extinguish the debt.

On March 21, 2016, the Fund announced a program for the purpose of repurchasing up to $25 million worth of the outstanding shares of the Series 2023 Shares and up to $25 million worth of the outstanding shares of the Series 2024 Shares. Under this repurchase program, the Fund repurchased 609,537 shares of the Series 2023 Shares, at an average price of $25.20 per share, and 2,712 shares of the Series 2024 Shares, at an average price of $25.40 per share, for the year ended March 31, 2017. In connection with the repurchased Series 2023 Shares, the Fund recognized as interest expense a net extinguishment loss of approximately $615,000, consisting of previously unamortized deferred issuance costs of approximately $490,000, in addition to repurchases at a net premium to par of approximately $125,000. In connection with the repurchased

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 7. MANDATORILY REDEEMABLE PREFERRED STOCK  – (continued)

Series 2024 Shares, the Fund recognized as interest expense a net extinguishment loss of approximately $3,000, consisting of previously unamortized deferred issuance costs of approximately $2,000, in addition to repurchases at a net premium to par of approximately $1,000.

On March 14, 2017, the Fund entered into an equity distribution agreement to sell through an “at-the-market” offering, up to 600,000 shares of the Fund’s Series 2023 Shares and up to 600,000 shares of the Fund’s Series 2024 Shares. The Fund sold a total 600,000 shares of its Series 2023 Shares and 1,300 shares of its Series 2024 Shares pursuant to the “at-the-market” offering during the year ended March 31, 2017. The total amount of net proceeds raised under this “at-the-market” offering was approximately $15.0 million after deducting the sales agent’s commissions and offering expenses.

The Fund’s Term Preferred Share activity for the year ended March 31, 2017, was as follows:

	Series 2023 Term Preferred Shares	Series 2024 Term Preferred Shares	Total
Shares outstanding at March 31, 2016	3,625,538	2,021,591	5,647,129
Shares issued	600,000	1,300	601,300
Shares extinguished	(609,537)	(2,712)	(612,249)
Shares outstanding at March 31, 2017	3,616,001	2,020,179	5,636,180

The Fund’s Term Preferred Share balances as of March 31, 2017, were as follows:

	Series 2023 Term Preferred Shares	Series 2024 Term Preferred Shares	Total
Principal value	$90,400,025	$50,504,475	$140,904,500
Deferred issuance cost	(2,180,576)	(1,776,062)	(3,956,638)
Discount	(3,590,978)	—	(3,590,978)
Carrying value	$84,628,471	$48,728,413	$133,356,884
Fair value(1)	$92,461,146	$51,898,399	$144,359,545
Fair value price per share(1)	$25.57	$25.69	—

(1)	Represents the March 31, 2017 closing market price per share of each respective series of Term Preferred Shares on the NASDAQ Global Select Market.

The terms of the Fund’s Term Preferred Share offerings are as set forth in the table below:

	Series 2023 Term Preferred Shares	Series 2024 Term Preferred Shares
Offering price per share.	$25.00	$25.00
Term redemption date	June 30, 2023	June 30, 2024
Term redemption price per share	$25.00	$25.00
Optional redemption date	June 30, 2016	June 30, 2017
Stated interest rate	7.50%	8.13%

The aggregate accrued interest payable on the Fund’s Term Preferred Shares at March 31, 2017 was $0. Deferred issuance costs represent underwriting fees and other direct costs incurred that are related to the Fund’s Term Preferred Shares. As of March 31, 2017, OXLC had a deferred debt issuance cost balance of approximately $4.0 million related to the Term Preferred Share issuances. Aggregate net discount on the Series 2023 Shares at the time of issuance totaled approximately $5.3 million. As of March 31, 2017, OXLC

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 7. MANDATORILY REDEEMABLE PREFERRED STOCK  – (continued)

had an unamortized discount balance of approximately $3.6 million. These amounts are being amortized and are included in interest expense on mandatorily redeemable preferred stock in the Statement of Operations over the term of the respective shares.

The table below summarizes the components of interest expense, effective interest rates and cash paid on the Term Shares for the year ended March 31, 2017:

	Series 2023 Term Preferred Shares	Series 2024 Term Preferred Shares	Total
Stated interest expense(1)	$5,844,609	$4,102,473	$9,947,082
Amortization of deferred issuance costs	352,543	238,943	591,486
Loss on extinguishment	615,010	3,244	618,254
Premium expense	(109)	(114)	(223)
Discount expense	555,110	—	555,110
Total interest expense	$7,367,163	$4,344,546	$11,711,709
Effective interest rate(2)	9.14%	8.60%	8.87%
Cash paid for interest	$6,459,619	$4,105,717	$10,565,336

(1)	Stated interest is composed of distributions declared and paid of approximately $9.9 million for the year ended March 31, 2017.
(2)	Represents the weighted average effective rate for each respective Series Term Preferred Shares.

NOTE 8. PURCHASES, SALES AND REPAYMENTS OF SECURITIES

Purchases of securities totaled approximately $265.4 million which are comprised of approximately $258.5 million of purchases for the year ended March 31, 2017 and approximately $6.9 million of purchases unsettled as of March 31, 2017. The Fund’s sales and repayments of securities totaled approximately $200.9 million which are comprised of approximately $175.7 million of sales and approximately $25.2 million of repayments, excluding short-term investments, for the year ended March 31, 2017.

NOTE 9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Fund enters into a variety of undertakings containing a variety of warranties and indemnifications that may expose the Fund to some risk of loss. The risk of future loss arising from such undertakings, while not quantifiable, is expected to be remote.

The Fund is not currently subject to any material legal proceedings. From time to time, the Fund may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Fund’s rights under contracts with its portfolio companies. While the outcome of these legal proceedings, if any, cannot be predicted with certainty, the Fund does not expect that these proceedings will have a material effect upon its financial condition or results of operations.

NOTE 10. INDEMNIFICATION

Under the Fund’s organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Fund. In addition, in the normal course of business the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund’s maximum exposure under these agreements cannot be known, however, the Fund expects any risk of loss to be remote.

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 11. FINANCIAL HIGHLIGHTS

Financial highlights for the years ended March 31, 2017, 2016, 2015, 2014 and 2013 are as follows:

	Year Ended March 31, 2017	Year Ended March 31, 2016	Year Ended March 31, 2015	Year Ended March 31, 2014	Year Ended March 31, 2013
Per Share Data
Net asset value at beginning of period	$7.04	$14.08	$16.26	$16.20	$17.05
Net investment income(1)	1.51	1.59	1.37	1.24	1.17
Net realized and unrealized capital gains (losses)(2)	3.90	(6.23)	(1.14)	1.56	3.54
Total from investment operations	5.41	(4.64)	0.23	2.80	4.71
Distributions per share from net investment income(3)	(2.40)	(2.44)	(2.26)	(1.97)	(2.13)
Distributions per share from realized gain on investments(3)	—	—	(0.14)	(0.38)	(0.07)
Distributions per share based on weighted average share impact(3)	(0.09)	(0.06)	(0.02)	(0.51)	(0.28)
Total distributions(3)	(2.49)	(2.50)	(2.42)	(2.86)	(2.48)
Effect of shares issued/repurchased, net of underwriting expense(4)	0.25	0.11	0.02	0.16	(2.52)
Effect of offering costs(4)	(0.01)	(0.01)	(0.01)	(0.04)	(0.56)
Effect of shares issued/repurchased, net(4)	0.24	0.10	0.01	0.12	(3.08)
Net asset value at end of period	$10.20	$7.04	$14.08	$16.26	$16.20
Per share market value at beginning of period	$8.45	$14.82	$16.70	$15.98	$14.60
Per share market value at end of period	$11.13	$8.45	$14.82	$16.70	$15.98
Total return(5)	66.38%	(28.97)%	3.34%	20.23%	26.21%
Shares outstanding at end of period	22,751,432	18,751,696	15,972,381	15,240,729	7,602,719
Ratios/Supplemental Data
Net assets at end of period (000’s)	$232,048	$131,950	$224,933	$247,829	$123,140
Average net assets (000's)	$173,005	$185,211	$239,703	$154,112	$100,481
Ratio of net investment income to average daily net assets	17.42%	15.13%	8.88%	6.55%	5.90%
Ratio of expenses to average daily net assets	16.07%	17.03%	10.58%	8.38%	5.65%
Portfolio turnover rate	69.08%	32.02%	69.05%	28.81%	12.29%

(1)	Represents net investment income per share for the period, based upon average shares outstanding.
(2)	Net realized and unrealized capital gains and losses based upon average shares outstanding include adjustments to reconcile change in net asset value per share.
(3)	Management monitors estimated taxable earnings, including net investment income and realized capital gains, to determine if a tax return of capital may occur for the year. To the extent the Fund’s taxable earnings fall below the total amount of the Fund’s distributions for that fiscal year, a portion of those distributions may be deemed a tax return of capital to the Fund’s stockholders. The final determination of the nature of our distributions can only be made upon the filing of our tax return.
(4)	Based on actual shares outstanding for the period end.

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 11. FINANCIAL HIGHLIGHTS  – (continued)

(5)	Total return based on market value is calculated assuming that shares of the Fund’s common stock were purchased at the market price as of the beginning of the period, and that distribution, capital gains and other distributions were reinvested as provided for in the Fund’s distribution reinvestment plan, excluding any discounts, and that the total number of shares were sold at the closing market price per share on the last day of the period. The computation does not reflect any sales commission investors may incur in purchasing or selling shares of the Fund.

NOTE 12. RISKS AND UNCERTAINTIES

The U.S. capital markets have experienced periods of volatility and disruption. Disruptions in the capital markets tend to increase the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. The Fund believes these conditions may reoccur in the future. A prolonged period of market illiquidity may have an adverse effect on the Fund’s business, financial condition and results of operations. Adverse economic conditions could also limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to the Fund. These events could limit the Fund’s investment purchases, limit the Fund’s ability to grow and negatively impact the Fund’s operating results.

OXLC Management’s investment team also presently manages the portfolios of TICC Capital Corp., a publicly-traded business development company that invests principally in the debt of U.S.-based companies, and TICC CLO 2012-1 LLC, a direct subsidiary of TICC Capital Corp., the assets of which are consolidated into the gross assets of TICC Capital Corp. Additionally, the OXLC Management’s investment team manages the portfolio of Oxford Bridge, LLC, a limited liability company that invests principally in the equity of CLOs. In certain instances, the Fund may co-invest on a concurrent basis with affiliates of its investment adviser, subject to compliance with applicable regulations and regulatory guidance and our written allocation policies. On October 13, 2016, we filed an exemptive application with the SEC to permit us to co-invest with funds or entities managed by TICC Management or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act. Any such order, if granted by the SEC, will be subject to certain terms and conditions. Furthermore, there is no assurance when, or if, this application for exemptive relief will be granted by the SEC.

Given the structure of the Fund’s Investment Advisory Agreement with OXLC Management, any general increase in interest rates will likely have the effect of making it easier for OXLC Management to meet the quarterly hurdle rate for payment of net investment income incentive fees under the Investment Advisory Agreement without any additional increase in relative performance on the part of the Fund’s investment adviser. In addition, in view of the catch-up provision applicable to income incentive fees under the Investment Advisory Agreement, OXLC Management could potentially receive a significant portion of the increase in the Fund’s investment income attributable to such a general increase in interest rates. If that were to occur, the Fund’s increase in net earnings, if any, would likely be significantly smaller than the relative increase in OXLC Management’s net investment income incentive fee resulting from such a general increase in interest rates.

The Fund’s portfolio consists of equity and junior debt investments in CLO vehicles, which involve a number of significant risks. CLO vehicles are typically highly levered, and therefore the junior debt and equity tranches that the Fund invests in are subject to a higher degree of risk of total loss. As of March 31, 2017, the CLO vehicles in which the Fund was invested had average leverage of 10.5 times and ranged from approximately 7.1 times to 12.7 times levered. In particular, investors in CLO vehicles indirectly bear risks of the underlying debt investments held by such CLO vehicles.

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 12. RISKS AND UNCERTAINTIES  – (continued)

The Fund generally has the right to receive payments only from the CLO vehicles, and generally does not have direct rights against the underlying borrowers or the entity that sponsored the CLO vehicle. While the CLO vehicles the Fund targets generally enable the investor to acquire interests in a pool of senior loans without the expenses associated with directly holding the same investments, the Fund generally pays a proportionate share of the CLO vehicles’ administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying CLO vehicles will rise or fall, these prices (and, therefore, the prices of the CLO vehicles) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. The failure by a CLO vehicle in which we invest to satisfy certain financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to us. In the event that a CLO vehicle fails certain tests, holders of debt senior to us may be entitled to additional payments that would, in turn, reduce the payments we would otherwise be entitled to receive. Separately, OXLC may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting CLO vehicle or any other investment we may make. If any of these occur, it could materially and adversely affect the Fund’s operating results and cash flows.

The interests the Fund has acquired in CLO vehicles are generally thinly traded or have only a limited trading market. CLO vehicles are typically privately offered and sold, even in the secondary market. As a result, investments in CLO vehicles may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLO vehicles carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the fact that the Fund’s investments in CLO tranches will likely be subordinate to other senior classes of note tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO vehicle or unexpected investment results. The Fund’s net asset value may also decline over time if the Fund’s principal recovery with respect to CLO equity investments is less than the price that the Fund paid for those investments.

Section 941 of the Dodd-Frank Wall Street Reform and Consumer Protection Act added a provision to the Securities Exchange Act of 1934, as amended, requiring the seller, sponsor or securitizer of a securitization vehicle to retain no less than five percent of the credit risk in assets it sells into a securitization and prohibiting such securitizer from directly or indirectly hedging or otherwise transferring the retained credit risk. The responsible federal agencies adopted final rules implementing these restrictions on October 22, 2014. The risk retention rules became effective with respect to CLOs two years after publication in the Federal Register. Under the final rules, the asset manager of a CLO is considered the sponsor of a securitization vehicle and is required to retain five percent of the credit risk in the CLO, which may be retained horizontally in the equity tranche of the CLO or vertically as a five percent interest in each tranche of the securities issued by the CLO. Although the final rules contain an exemption from such requirements for the asset manager of a CLO if, among other things, the originator or lead arranger of all of the loans acquired by the CLO retain such risk at the asset level and, at origination of such asset, takes a loan tranche of at least 20% of the aggregate principal balance, it is possible that the originators and lead arrangers of loans in this market will not agree to assume this risk or provide such retention at origination of the asset in a manner that would provide meaningful relief from the risk retention requirements for CLO managers.

The Fund believes that the U.S. risk retention requirements imposed for CLO managers under Section 941 of the Dodd-Frank Wall Street Reform and Consumer Protection Act has created some uncertainty in the market in regard to future CLO issuance. Given that certain CLO managers may require capital provider partners to satisfy this requirement, the Fund believes that this may create additional opportunities (and additional risks) for the Fund in the future.

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 12. RISKS AND UNCERTAINTIES  – (continued)

Further, to the extent income from the Fund’s CLO equity investments (which the Fund expects to decline as those vehicles deleverage after the end of their respective reinvestment periods) declines or if the Fund transitions its portfolio into lower yielding investments, the Fund’s ability to pay future distributions may be harmed.

An increase in LIBOR would materially increase the CLO vehicles’ financing costs. However, since most of the collateral positions within the CLO investments have LIBOR floors below LIBOR currently, there may be corresponding increases in investment income with an increase in LIBOR.

OXLC Management anticipates that the CLO vehicles in which the Fund invests may constitute “passive foreign investment companies” (“PFICs”). If the Fund acquires shares in a PFIC (including equity tranche investments in CLO vehicles that are PFICs), the Fund may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Fund to its stockholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require the Fund to recognize its share of the PFIC’s income for each year regardless of whether the Fund receives any distributions from such PFIC. The Fund must nonetheless distribute such income to maintain its tax treatment as a RIC.

If the Fund holds more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments in a CLO vehicle treated as a CFC), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to the Fund’s pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains). If the Fund is required to include such deemed distributions from a CFC in the Fund’s income, it will be required to distribute such income to maintain its RIC tax treatment regardless of whether or not the CFC makes an actual distribution during such year.

We may be required to include in our income our proportionate share of the income of certain CLO investments to the extent that such CLOs are PFICs for which we have made a qualifying electing fund (“QEF”) election or are CFCs. To qualify as a RIC, we must, among other thing, derive in each taxable year at least 90% of our gross income from certain sources specified in the Code (the “90% Income Test”). Although the Code generally provides that the income inclusions from a QEF or a CFC will be “good income” for purposes of this 90% Income Test to the extent that the QEF or the CFC distribute such income to us in the same taxable year to which the income is included in our income, the Code does not specifically provide whether these income inclusions would be “good income” for this 90% Income Test if we do not receive distributions from the QEF or CFC during such taxable year. The IRS has issued a series of private rulings in which it has concluded that all income inclusions from a QEF or a CFC included in a RIC’s gross income would constitute “good income” for purposes of the 90% Income Test. Such rulings are not binding on the IRS except with respect to the taxpayers to whom such rulings were issued. Accordingly, under current law, we believe that the income inclusions from a CLO that is a QEF or a CFC would be “good income” for purposes of the 90% Income Test. On September 28, 2016, the IRS and U.S. Treasury Department issued proposed regulations that provide that the income inclusions from a QEF or a CFC would not be good income for purposes of the 90% Income Test unless the Fund receives a cash distribution from such entity in the same year attributable to the included income. If such income were not considered “good income” for purposes of the 90% Income Test, the Fund may fail to qualify as a RIC. If these regulations are finalized, the Fund will carefully monitor our investments in CLOs to avoid disqualification as a RIC.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 12. RISKS AND UNCERTAINTIES  – (continued)

intergovernmental agreement (“IGA”) with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends, and the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends received after December 31, 2018.

Most CLO vehicles in which OXLC invests will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which OXLC invests fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect OXLC’s operating results and cash flows.

If the Fund is required to include amounts in income prior to receiving distributions representing such income, the Fund may have to sell some of its investments at times and/or at prices management would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities. If the Fund is not able to obtain cash from other sources, it may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Note 2. Summary of Significant Accounting Policies — U.S. Federal Income Taxes.”

The Fund’s Series 2023 Shares and Series 2024 Shares pay dividends at a fixed dividend rate. Prices of fixed income investments vary inversely with changes in market yields. The market yields on securities comparable to the Series 2023 Shares and Series 2024 Shares may increase, which would likely result in a decline in the secondary market price of such shares prior to the term redemption date. The Fund may be unable to pay dividends on the Series 2023 Shares and Series 2024 Shares under some circumstances. The terms of any future indebtedness OXLC may incur could preclude the payment of dividends in respect of equity securities, including such shares, under certain conditions.

As a registered closed-end investment company, OXLC is required to comply with the asset coverage requirements of the 1940 Act and the Articles Supplementary governing OXLC’s Preferred Stock. Under the 1940 Act, the Fund may not issue additional Preferred Stock if immediately after such issuance the Fund will not have an asset coverage of at least 200% (defined as the ratio of the Fund’s gross assets (less all liabilities and indebtedness not represented by senior securities) to its outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of OXLC’s outstanding Preferred Stock). In addition, the Articles Supplementary governing OXLC’s Term Preferred Shares require that the Fund have an asset coverage of at least 200% as of the end of each fiscal quarter. If the asset coverage is not at least 200% as of such measurement dates, OXLC may not be able to incur additional debt or issue additional shares of Preferred Stock and could be forced to sell a portion of its investments to repurchase or redeem some shares of Preferred Stock when it is disadvantageous to do so, which could have a material adverse effect on the Fund’s operations. Further, OXLC may be restricted from making distributions to holders of the Fund’s common stock if the Fund does not have asset coverage of at least 200%. See “Note 7. Mandatorily Redeemable Preferred Stock.”

Given the ten-year original terms, and potential for early redemption, of the Series 2023 Shares and Series 2024 Shares, holders of such shares may face an increased reinvestment risk, which is the risk that the return on an investment purchased with proceeds from the sale or redemption of such shares may be lower than the return previously obtained from the investment in such shares, see “Note 7. Mandatorily Redeemable Preferred Stock”.

The Fund does not intend to have the Term Preferred Shares rated by any rating agency. Unrated securities usually trade at a discount to similar, rated securities. As a result, there is a risk that any such shares may trade at a price that is lower than they might otherwise trade if rated by a rating agency.

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 13. RECENT ACCOUNTING PRONOUNCEMENTS

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”) . The update is intended to define management’s responsibility to evaluate whether there is a substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosure. ASU 2014-15 is effective for annual periods ending after December 15, 2016, with early adoption permitted. The Fund adopted the standard beginning with the quarter ended June 30, 2016. The adoption of ASU 2014-15 did not have a material effect on the Fund’s results of operation and financial condition.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments (a Consensus of the Emerging Issues Task Force) (“ASU 2016-15”), which is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The Fund is currently assessing the impact of ASU 2016-15 and does not anticipate an impact on our financial position, results of operations or cash flows. ASU 2016-15 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a Consensus of the Emerging Issues Task Force) (“ASU 2016-18”), which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Fund is assessing the impact of ASU 2016-18 and guidance is not expected to have a material impact on our financial statements from adopting this standard, however, upon adoption of the standard, restricted cash will be included as part of beginning and ending cash and cash equivalents on the statement of cash flows.

NOTE 14. ISSUANCES OF COMMON STOCK

The Fund sold a total of 3,929,836 shares of common stock pursuant to an “at-the-market” offering during the year ended March 31, 2017. The total amount of capital raised under these issuances was approximately $44.8 million and net proceeds were approximately $43.8 million after deducting the sales agent’s commissions and offering expenses.

During the year ended March 31, 2016, the Fund issued 1.8 million shares of common stock pursuant to an underwritten public offering at a public offering price of $15.65 per share. The total amount of capital raised from this offering was approximately $28.2 million and net proceeds were approximately $27.0 million after deducting underwriting discounts, commissions and offering expenses.

During the year ended March 31, 2016, the Fund sold a total of 419,275 shares of common stock pursuant to an “at-the-market” offering during the year ended March 31, 2016. The total amount of capital raised under these issuances was approximately $3.7 million and net proceeds were approximately $3.6 million after deducting the sales agent’s commissions and offering expenses.

For the years ended March 31, 2017 and March 31, 2016, the Fund issued 69,900 and 593,816 shares, respectively, of common stock under the distribution reinvestment plan.

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 15. SUBSEQUENT EVENTS

On May 8, 2017, the Board of Directors declared the required monthly dividends on its Series 2023 and Series 2024 Term Preferred Shares (each, a “Share”), as follows:

	Per Share Dividend Amount Declared	2017 Record Dates	2017 Payable Dates
Series 2023	$0.15625	June 16, July 17, August 17	June 30, July 31, August 31
Series 2024	$0.16930	June 16, July 17, August 17	June 30, July 31, August 31

In accordance with their terms, each of the Series 2023 Shares and Series 2024 Shares will pay a monthly dividend at a fixed rate of 7.50% and 8.125%, respectively, of the $25.00 per share liquidation preference, or $1.875 and $2.03125 per share per year, respectively. This fixed annual dividend rate is subject to adjustment under certain circumstances, but will not in any case be lower than 7.50% and 8.125% per year, respectively, for each of the Series 2023 Shares and Series 2024 Shares.

The Fund has evaluated subsequent events through the date of issuance and noted no other events that necessitate adjustments to or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Oxford Lane Capital Corp.:

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations, of changes in net assets and of cash flows present fairly, in all material respects, the financial position of Oxford Lane Capital Corp. (the “Fund”) as of March 31, 2017, the results of its operations and its cash flows for the year then ended, and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements (hereafter referred to as “financial statements”) are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities as of March 31, 2017 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, NY
May 18, 2017

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS
JUNE 30, 2017
(Unaudited)

COMPANY(1)/INVESTMENT	INDUSTRY	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% OF NET ASSETS
Collateralized Loan Obligation – Debt Investments
Mountain Hawk II CLO, Ltd. CLO secured notes – Class E(3)(4)(6), (LIBOR + 4.80%, due July 20, 2024)	structured finance	$6,000,000	$4,965,347	$5,070,000
Magnetite 19 CLO, Ltd. CLO income notes – Class F(3)(4)(6), (LIBOR + 7.61%, due July 17, 2030)	structured finance	4,125,000	3,867,188	3,867,188
North End CLO, Ltd. CLO income notes – Class F(3)(4)(6), (LIBOR + 4.60%, due July 17, 2025)	structured finance	750,000	715,394	723,450
OFSI Fund VII, Ltd. CLO secured notes – Class F(3)(4)(6), (LIBOR + 5.65%, due October 18, 2026)	structured finance	5,564,000	4,801,174	4,924,140
Parallel 2015-1, Ltd. CLO income notes – Class F(3)(4)(6), (LIBOR + 6.60%, due July 20, 2027)	structured finance	2,877,193	2,680,366	2,670,898
Venture XXI CLO, Ltd. CLO income notes – Class F(3)(4)(6), (LIBOR + 6.60%, due July 15, 2027)	structured finance	2,875,000	2,661,587	2,674,038
Telos CLO 2013-3, Ltd. CLO secured notes – Class F(3)(4)(6), (LIBOR + 5.50%, due January 17, 2024)	structured finance	3,000,000	2,786,447	3,000,000
Total Collateralized Loan Obligation – Debt Investments			$22,477,503	$22,929,714	9.34%
Collateralized Loan Obligation – Equity Investments
Ares XLIII CLO, Ltd. CLO subordinated notes(5)(7)(9), (estimated yield 13.88%, maturity October 15, 2029)	structured finance	$16,320,000	$14,900,327	$13,567,706
AMMC CLO XII, Ltd. CLO subordinated notes(5)(7), (estimated yield 26.13%, maturity May 10, 2025)	structured finance	8,428,571	4,302,705	3,371,428
Ares XXV CLO Ltd. CLO subordinated notes(5)(7)(12), (estimated yield 1.72%, maturity January 17, 2024)	structured finance	15,500,000	3,015,354	2,790,000
Ares XXVI CLO Ltd. CLO subordinated notes(5)(7), (estimated yield 21.88%, maturity April 15, 2025)	structured finance	15,115,000	6,598,774	5,531,824
Ares XXIX CLO Ltd. CLO subordinated notes(5)(7), (estimated yield 10.56%, maturity April 17, 2026)	structured finance	12,750,000	8,414,386	6,364,243
Atrium XII CLO CLO subordinated notes(5)(7), (estimated yield 18.81%, maturity October 22, 2026)	structured finance	34,762,500	27,754,706	34,762,500
Battalion CLO VII Ltd. CLO subordinated notes(5)(7), (estimated yield 12.17%, maturity October 17, 2026)	structured finance	24,000,000	17,653,943	11,760,000
Benefit Street Partners CLO V Ltd. CLO preference shares(5)(7), (estimated yield 23.32%, maturity October 20, 2026)	structured finance	8,000,000	5,349,189	4,640,000
Blue Hill CLO, Ltd. CLO subordinated notes(5)(7), (estimated yield 32.70%, maturity January 15, 2026)	structured finance	15,125,000	5,133,202	4,249,209
CLO subordinated fee notes(8), (maturity January 15, 2026)		96,635	17,931	11,402
B&M CLO 2014-1 LTD CLO subordinated notes(5)(7), (estimated yield 15.51%, maturity April 16, 2026)	structured finance	2,000,000	987,464	780,000

(Continued on next page)

See Accompanying Notes

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS – (Continued)
JUNE 30, 2017
(Unaudited)

COMPANY(1)/INVESTMENT	INDUSTRY	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% OF NET ASSETS
Collateralized Loan Obligation – Equity Investments – (Continued)
Bristol Park CLO, Ltd. CLO income notes(5)(7), (estimated yield 15.18%, maturity April 15, 2029)	structured finance	$7,000,000	$5,773,032	$5,880,000
Carlyle Global Market Strategies CLO 2013-2, Ltd. CLO subordinated notes(5)(7), (estimated yield 12.58%, maturity April 18, 2025)	structured finance	9,250,000	6,359,800	5,341,084
CENT CLO 16, L.P. CLO subordinated notes(5)(7), (estimated yield 11.74%, maturity August 01, 2024)	structured finance	10,500,000	5,629,921	6,510,000
CIFC Funding 2014-III, Ltd. CLO income notes(5)(7), (estimated yield 29.06%, maturity July 22, 2026)	structured finance	10,000,000	6,236,434	6,400,000
CIFC Funding 2015-I, Ltd. CLO subordinated notes(5)(7), (estimated yield 18.21%, maturity January 22, 2027)	structured finance	9,750,000	7,503,093	7,312,500
Dryden 42 Senior Loan Fund CLO subordinated notes(5)(7), (estimated yield 14.96%, maturity July 15, 2027)	structured finance	7,000,000	5,813,220	5,934,688
Golub Capital Partners CLO 35(B), Ltd., CLO subordinated notes(5)(7)(9), (estimated yield 13.20%, maturity July 20, 2029)	structured finance	5,000,000	4,282,270	3,992,254
Halcyon Loan Advisors Funding 2015-1 Ltd. CLO subordinated notes(5)(7), (estimated yield 30.94%, maturity April 20, 2027)	structured finance	6,000,000	3,079,155	3,180,000
Hull Street CLO Ltd. CLO subordinated notes(5)(7), (estimated yield 17.01%, maturity October 18, 2026)	structured finance	15,000,000	9,641,042	5,550,000
Ivy Hill Middle Market Credit VII, Ltd. CLO subordinated notes(5)(7), (estimated yield 19.23%, maturity October 20, 2025)	structured finance	7,000,000	5,548,046	4,865,858
Jamestown CLO III, Ltd. CLO subordinated notes(5)(7), (estimated yield 37.75%, maturity January 15, 2026)	structured finance	15,575,000	7,840,019	8,099,000
Jamestown CLO IV, Ltd. CLO subordinated notes(5)(7), (estimated yield 46.89%, maturity July 15, 2026)	structured finance	8,500,000	3,115,710	3,825,000
JFIN CLO 2015-II Ltd. CLO subordinated notes(5)(7), (estimated yield 23.42%, maturity October 17, 2026)	structured finance	5,750,000	4,596,887	4,772,627
KVK 2014-3 CLO subordinated notes(5)(7), (estimated yield 36.34%, maturity October 15, 2026)	structured finance	5,500,000	1,680,227	1,650,000
Midocean Credit CLO VI CLO income notes(5)(7), (estimated yield 18.46%, maturity January 20, 2029)	structured finance	24,700,000	21,327,688	21,983,000
Mountain Hawk II CLO, Ltd. CLO subordinated notes(5)(7), (estimated yield 16.09%, maturity July 20, 2024)	structured finance	25,670,000	10,022,788	6,930,900
Mountain Hawk III CLO, Ltd. CLO M notes(8), (maturity April 18, 2025)	structured finance	2,389,676	—	109,420
Neuberger Berman CLO XII, Ltd. CLO subordinated notes(5)(7)(11), (estimated yield 0.00%, maturity July 25, 2023)	structured finance	22,200,000	—	111,000
Neuberger Berman CLO XIII, Ltd. CLO subordinated notes(5)(7), (estimated yield 6.06%, maturity January 23, 2024)	structured finance	6,255,000	2,328,657	2,064,150

(Continued on next page)

See Accompanying Notes

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS – (Continued)
JUNE 30, 2017
(Unaudited)

COMPANY(1)/INVESTMENT	INDUSTRY	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% OF NET ASSETS
Collateralized Loan Obligation – Equity Investments – (Continued)
North End CLO, Ltd. CLO subordinated notes(5)(7), (estimated yield 39.66%, maturity July 17, 2025)	structured finance	$8,500,000	$2,036,047	$1,422,842
OFSI Fund VII, Ltd. CLO subordinated notes(5)(7), (estimated yield 13.32%, maturity October 18, 2026)	structured finance	28,840,000	21,110,679	18,746,000
OZLM XIV, Ltd. CLO subordinated notes(5)(7), (estimated yield 18.72%, maturity January 15, 2029)	structured finance	17,000,000	13,223,565	13,425,061
OZLM IX, Ltd. CLO subordinated notes(5)(7), (estimated yield 18.20%, maturity January 20, 2027)	structured finance	4,750,000	3,769,099	3,610,000
Parallel 2015-1 Ltd. CLO subordinated notes(5)(7), (estimated yield 13.58%, maturity July 20, 2027)	structured finance	10,250,000	7,035,122	6,150,000
Race Point IX CLO, Ltd. CLO preferred shares(5)(7), (estimated yield 25.65%, maturity April 15, 2027)	structured finance	3,785,000	2,219,568	2,326,717
Regatta III Funding Ltd. CLO subordinated notes(5)(7), (estimated yield 43.21%, maturity April 15, 2026)	structured finance	3,750,000	1,564,240	1,660,042
Shackleton II CLO, Ltd. CLO subordinated notes(5)(7)(12), (estimated yield 8.92%, maturity October 20, 2023)	structured finance	28,000,000	14,153,454	12,600,000
Shackleton 2015-VII CLO, Ltd. CLO subordinated notes(5)(7), (estimated yield 22.23%, maturity April 15, 2027)	structured finance	10,500,000	8,383,173	8,084,372
Shackelton 2017-X CLO, Ltd. CLO subordinated notes(5)(7)(9), (estimated yield 16.45%, maturity April 20, 2029)	structured finance	22,000,000	20,603,545	20,240,000
Shackelton 2017-XI CLO, Ltd. CLO subordinated notes(5)(7)(9), (estimated yield 16.11%, maturity August 15, 2030)	structured finance	10,000,000	9,179,050	9,175,000
Sheridan Square CLO, Ltd. CLO subordinated notes(5)(7)(12), (estimated yield 3.96%, maturity April 15, 2025)	structured finance	3,300,000	748,362	561,000
Sound Point CLO VIII, Ltd. CLO subordinated fee notes(8), (maturity April 15, 2027)	structured finance	224,719	202,247	83,795
Telos CLO 2013-3, Ltd. CLO subordinated notes(5)(7), (estimated yield 34.45%, maturity January 17, 2024)	structured finance	10,333,334	6,535,320	5,580,000
Telos CLO 2013-4, Ltd. CLO subordinated notes(5)(7), (estimated yield 33.34%, maturity July 17, 2024)	structured finance	11,350,000	6,692,060	6,492,905
THL Credit Wind River 2014-3 CLO Ltd. CLO subordinated notes(5)(7), (estimated yield 25.08%, maturity January 22, 2027)	structured finance	18,530,000	14,568,125	15,565,200
THL Credit Wind River 2017-1 CLO Ltd. CLO subordinated notes(5)(7)(9), (estimated yield 16.78%, maturity April 18, 2029)	structured finance	12,000,000	11,190,665	10,800,000
Venture XIV CLO, Ltd. CLO subordinated notes(5)(7), (estimated yield 26.45%, maturity August 28, 2025)	structured finance	9,000,000	5,247,929	5,040,000
Venture XVII CLO, Ltd. CLO subordinated notes(5)(7), (estimated yield 22.84%, maturity July 15, 2026)	structured finance	17,000,000	11,713,894	10,573,412
Venture XVIII CLO, Ltd. CLO subordinated fee notes(8), (maturity October 15, 2026)	structured finance	357,055	—	100,382
Venture XXI CLO, Ltd. CLO subordinated fee notes(8), (maturity July 15, 2027)	structured finance	15,125,000	10,434,886	10,587,500

(Continued on next page)

See Accompanying Notes

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS – (Continued)
JUNE 30, 2017
(Unaudited)

COMPANY(1)/INVESTMENT	INDUSTRY	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% OF NET ASSETS
Collateralized Loan Obligation – Equity Investments – (Continued)
Venture XXV CLO, Ltd. CLO subordinated notes(5)(7)(9), (estimated yield 17.20%, maturity April 20, 2029)	structured finance	$4,000,000	$4,025,027	$4,200,000
Wellfleet 2016-2 CLO, Ltd. CLO subordinated notes(5)(7), (estimated yield 16.41%, maturity October 15, 2028)	structured finance	10,000,000	8,404,353	8,300,000
Other CLO equity related investments CLO Other(8)	structured finance		—	3,204,502
Total Collateralized Loan Obligation – Equity Investments			$387,946,380	$370,868,523	151.09%
Total Investments			$410,423,883	$393,798,237	160.43%
Cash and Cash Equivalents
First American Government Obligations Fund(13)			$68,255,227	$68,255,227
Total Cash and Cash Equivalents			$68,255,227	$68,255,227	27.81%
Total Investments, Cash and Cash Equivalents			$478,679,110	$462,053,464	188.24%
LIABILITIES IN EXCESS OF OTHER ASSETS				(216,598,695)
NET ASSETS (equivalent to $10.18 per share based on 24,120,951 shares of common stock outstanding)				$245,454,769

(1)	We do not “control” and are not an “affiliate” of any of our portfolio companies, each as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). In general, under the 1940 Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities.
(2)	Fair value is determined in good faith by the Board of Directors of the Fund.
(3)	Notes bear interest at variable rates.
(4)	Cost value reflects accretion of original issue discount or market discount.
(5)	Cost value reflects accretion of effective yield less any cash distributions received or entitled to be received from CLO equity investments.
(6)	The CLO secured notes generally bear interest at a rate determined by reference to three-month LIBOR which resets quarterly. For each CLO debt investment, the rate provided is as of June 30, 2017.
(7)	The CLO subordinated notes and income notes are considered equity positions in the CLO funds. Equity investments are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund's securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.
(8)	Fair value represents discounted cash flows associated with fees earned from CLO equity investments
(9)	Investment has not made inaugural distribution for relevant period end. See “Note 2. Summary of Significant Accounting Policies — Investment Income Recognition.”
(10)	The subordinated shares represent an investment in a warehouse facility, which is a financing structure intended to aggregate loans that may be used to form the basis of a CLO vehicle.
(11)	The CLO was optionally redeemed during the quarter ended March 31, 2017. The cost basis reflects distributions received in excess of investment carrying value.
(12)	The CLO was optionally redeemed during the quarter ended June 30, 2017. The cost basis reflects distributions received in excess of investment carrying value.
(13)	Represents cash equivalents held in a money market account as of June 30, 2017.

See Accompanying Notes

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS – (Continued)
JUNE 30, 2017
(Unaudited)

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2017
(Unaudited)

NOTE 1. INVESTMENT VALUATION

Oxford Lane Capital Corp. (“OXLC”, “we” or the “Fund”) determines fair value of its investment portfolio in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosure. A significant estimate made in the preparation of OXLC’s financial statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. OXLC believes that there is no single definitive method for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments OXLC makes.

ASC 820-10 clarified the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities in markets that are not active; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. OXLC considers the attributes of current market conditions on an on-going basis and has determined that due to the general illiquidity of the market for its investment portfolio, whereby little or no market data exists, all of OXLC’s investments are valued based upon “Level 3” inputs as of June 30, 2017.

Collateralized Loan Obligations — Debt and Equity

OXLC has acquired debt and equity positions in collateralized loan obligation (“CLO”) investment vehicles and has purchased CLO warehouse facilities. These investments are special purpose financing vehicles. In valuing such investments, OXLC considers the indicative prices provided by a recognized industry pricing service as a primary source, and the implied yield of such prices, supplemented by actual trades executed in the market at or around period-end, as well as the indicative prices provided by the broker who arranges transactions in such investment vehicles. OXLC also considers those instances in which the record date for an equity distribution payment falls on the last day of the period, and the likelihood that a prospective purchaser would require a downward adjustment to the indicative price representing substantially all of the pending distribution. Additional factors include any available information on other relevant transactions, including firm bids and offers in the market and information resulting from bids-wanted-in-competition. In addition, OXLC considers the operating metrics of the specific investment vehicle, including compliance with collateralization tests, defaulted and restructured securities, and payment defaults, if any. OXLC Management, LLC (“OXLC Management”) or the Fund’s board of directors (the “Board of Directors”) may request an additional analysis by a third-party firm to assist in the valuation process of CLO investment vehicles. All information is presented to the Board of Directors for its determination of fair value of these investments.

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2017
(Unaudited)

NOTE 2. FAIR VALUE

The Fund’s assets measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820-10 at June 30, 2017 were as follows:

	Fair Value Measurements at Reporting Date Using
Assets ($ in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
CLO debt	$—	$—	$22.9	$22.9
CLO equity	—	—	370.9	370.9
Total investments at fair value	—	—	393.8	393.8
Cash and cash equivalents	68.3	—	—	68.3
Total assets at fair value	$68.3	$—	$393.8	$462.1

Financial Instruments Disclosed, But Not Carried, At Fair Value

The following table presents the carrying value and fair value of the Fund’s financial liabilities disclosed, but not carried, at fair value as of June 30, 2017 and the level of each financial liability within the fair value hierarchy:

($ in millions)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
7.50% Series 2023 Term Preferred Shares	$84.8	$92.1	$—	$92.1	$—
8.125% Series 2024 Term Preferred Shares	48.8	50.6	—	50.6	—
6.75% Series 2024 Term Preferred Shares	66.0	68.0	—	68.0	—
Total	$199.6	$210.7	$—	$210.7	$—

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2017
(Unaudited)

NOTE 2. FAIR VALUE  – (continued)

Significant Unobservable Inputs for Level 3 Investments

In accordance with ASC 820-10, the following table provides quantitative information about the Fund’s Level 3 fair value measurements as of June 30, 2017. The Fund’s valuation policy, as described above, establishes parameters for the sources and types of valuation analysis, as well as the methodologies and inputs that the Fund uses in determining fair value. If the Board of Directors or OXLC Management determines that additional techniques, sources or inputs are appropriate or necessary in a given situation, such additional work may be undertaken. The weighted average calculations in the table below are based on the fair value within each respective valuation techniques and methodologies and asset category.

	Quantitative Information about Level 3 Fair Value Measurements
Assets	Fair Value as of June 30, 2017	Valuation Techniques/ Methodologies		Unobservable Input		Range/Weighted Average(5)
	($ in millions)
CLO debt	$15.0	Market quotes		NBIB	(1)	82.4% – 90.2%/86.9%
	4.9	Recent transactions		Actual trade	(2)	88.5	%(3)
	3.0	Repayment		Proceeds		100.0	%(3)
CLO equity	329.9	Market quotes		NBIB	(1)	0.5% – 105.0%/61.0%
	17.6	Recent transactions		Actual trade	(2)	79.8% – 83.1%/82.4%
	19.9	Yield Analysis		Yield assumptions		16.7% – 53.0%/40.8%
CLO equity – side letters	3.5	Discounted cash flow	(4)	Discount rate	(4)	9.0% – 16.0%/14.4%
Total Fair Value for Level 3 Investments	$393.8

(1)	The Fund generally uses non-binding indicative bid (“NBIB”) prices provided by an independent pricing service or broker on or near the valuation date as the primary basis for the fair value determinations for CLO debt and equity investments, which may be adjusted for pending equity distributions as of the valuation date. These bid prices are non-binding, and may not be determinative of fair value. Each bid price is evaluated by the Board of Directors in conjunction with additional information compiled by OXLC Management, including performance and covenant compliance information as provided by the independent trustee.
(2)	Prices provided by independent pricing services are evaluated in conjunction with actual trades, and in certain cases, the value represented by actual trades may be more representative of fair value as determined by the Board of Directors.
(3)	Represents a single investment fair value position, and therefore the range/weighted average is not applicable.
(4)	The Fund will calculate the fair value of certain CLO equity investments based upon the net present value of expected contractual payment streams discounted using estimated market yields for the equity tranche of the respective CLO vehicle. OXLC will also consider those investments in which the record date for an equity distribution payment falls on the last day of the period, and the likelihood that a prospective purchaser would require an adjustment to the transaction price representing substantially all of the pending distribution.
(5)	Weighted averages are calculated based on fair value of investments.

Significant increases or decreases in any of the unobservable inputs in isolation may result in a significantly lower or higher fair value measurement.

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2017
(Unaudited)

NOTE 3. INVESTMENT INCOME

Income from securitization vehicles and equity investments

Income from securitization vehicles and equity investments in the equity class securities of CLO vehicles (typically income notes or subordinated notes) is recorded using the effective interest method in accordance with the provisions of ASC 325-40, Beneficial Interests in Securitized Financial Assets, based upon a calculation of the effective yield to the expected redemption date based on an estimate of future cash flows, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The Fund monitors the expected residual payments, and the effective yield is determined and updated quarterly, as needed. Accordingly, investment income recognized on CLO equity securities in the statement of operations presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) differs from both the tax-basis investment income and from the cash distributions actually received by the Fund during the period.

The Fund also records income on its investments in CLO warehouse facilities based on a stated rate as per the underlying note purchase agreement or, if there is no stated rate, then an estimated rate is calculated using a base case model projecting the timing of the ramp-up of the CLO warehouse facility.

Interest Income — Debt Investments

Interest income is recorded on an accrual basis using the contractual rate applicable to each debt investment and includes the accretion of discounts and amortization of premiums. Discounts from and premiums to par value on securities purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortization of premiums, if any.

Generally, if the Fund does not expect the borrower to be able to service its debt and other obligations, the Fund will, on a discretionary basis, place the debt instrument on non-accrual status and will generally cease recognizing interest income on that loan for financial reporting purposes until all principal and interest have been brought current through payment or due to restructuring such that the interest income is deemed to be collectible. The Fund generally restores non-accrual loans to accrual status when past due principal and interest is paid and, in the Fund’s judgment, the payments are likely to remain current. As of June 30, 2017, the Fund had no non-accrual assets in its portfolio.

Other Income

Other income includes distributions from fee letters and success fees associated with portfolio investments. Distributions from CLO equity fee letter investments are an enhancement to the return on a CLO equity investment, are based upon a percentage of the collateral manager’s fees, and are recorded as other income when earned. The Fund may also earn success fees associated with its investments in CLO warehouse facilities, which are contingent upon a take-out of the warehouse by a permanent CLO structure; such fees are earned and recognized when the take-out is completed.

NOTE 4. U.S. FEDERAL INCOME TAXES

The Fund intends to operate so as to continue to qualify to be taxed as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) and, as such, to not be subject to U.S. federal income tax on the portion of its taxable income and gains distributed to stockholders. To qualify for RIC tax treatment, OXLC is required to distribute at least 90% of its investment company taxable income, as defined by the Code.

OXFORD LANE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2017
(Unaudited)

NOTE 4. U.S. FEDERAL INCOME TAXES  – (continued)

Because U.S. federal income tax regulations differ from GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary. Permanent differences are reclassified among capital accounts in the financial statements to reflect their tax character. Temporary differences arise when certain items of income, expense, gain or loss are recognized at some time in the future.

Differences between distributions and net investment income may also result from the treatment of short-term gains as ordinary income for tax purposes. Our distribution policy is based upon our estimate of our distributable net investment income, which includes actual distributions from our CLO equity class investments, with further consideration given to our realized gains or losses on a taxable basis.

As of June 30, 2017, the cost and net unrealized depreciation of securities on a tax basis were as follows:

Cost for federal income tax purposes	$452,043,747
Gross unrealized appreciation	24,858,401
Gross unrealized depreciation	(83,103,911)
Net unrealized depreciation	$(58,245,510)

$500,000,000

Oxford Lane Capital Corp.

Common Stock
Preferred Stock
Subscription Rights
Debt Securities

PRELIMINARY PROSPECTUS

          , 2017

PART C — OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

1. Financial Statements

The following financial statements of Oxford Lane Capital Corp. (the “Registrant” or the “Company”) are included in Part A “Information Required to be in the Prospectus” of the Registration Statement.

2. Exhibits

Exhibit Number	Description
a.1	Articles of Amendment and Restatement(1)
a.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of the Term Preferred Shares, including Appendix A thereto relating to the Term Preferred Shares, 7.50% Series 2023, Appendix B thereto relating to the Term Preferred Shares, 8.125% Series 2024 and Appendix C thereto relating to the Term Preferred Shares, 6.75% Series 2024(11)
b.	Amended and Restated Bylaws(1)
d.1	Form of Common Stock Certificate(1)
d.2	Form of Indenture(2)
d.3	Specimen 7.50% Series 2023 Term Preferred Stock Certificate(3)
d.4	Specimen 6.75% Series 2024 Term Preferred Stock Certificate(11)
e.	Second Amended and Restated Distribution Reinvestment Plan(4)
g.	Form of Investment Advisory Agreement by and between Registrant and Oxford Lane Management, LLC(1)
h.1	Form of Underwriting Agreement(2)
h.2	Form of Equity Distribution Agreement, dated March 7, 2016(7)
h.3	Form of Amendment No. 1, dated November 21, 2016, to the Equity Distribution Agreement, dated March 7, 2016(8)
h.4	Form of Equity Distribution Agreement, dated March 14, 2017(9)
h.5	Form of Amendment No. 2, dated May 23, 2017, to the Equity Distribution Agreement, dated March 7, 2016(10)
h.6	Underwriting Agreement, dated June 6, 2017(11)
j.	Form of Custodian Agreement by and between Registrant and U.S. Bank National Association(5)
k.	Form of Administration Agreement by and between Registrant and BDC Partners, LLC(1)
l.1	Opinion and Consent of Sutherland Asbill & Brennan LLP(6)
l.2	Opinion and Consent of Sutherland Asbill & Brennan LLP(8)
l.3	Opinion and Consent of Eversheds Sutherland (US) LLP(9)
l.4	Opinion and Consent of Eversheds Sutherland (US) LLP(10)
l.5	Opinion and Consent of Eversheds Sutherland (US) LLP(11)
n.1	Consent of Independent Registered Public Accounting Firm*
n.2	Report of Independent Registered Public Accounting Firm on the senior securities table(10)
r.	Code of Ethics(8)
99.1	Form of Prospectus Supplement for Common Stock Offerings(2)
99.2	Form of Prospectus Supplement for Preferred Stock Offerings(2)
99.3	Form of Prospectus Supplement for Rights Offerings(2)
99.4	Form of Prospectus Supplement for Debt Offerings(2)

*	Filed herewith.
(1)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-167803) filed on November 30, 2010.
(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 333-183228) filed on October 5, 2012.
(3)	Incorporated by reference to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-183228) filed on June 14, 2013.
(4)	Incorporated by reference to Exhibit 99.77Q1 to the Registrant’s annual report on Form NSAR-B filed on May 29, 2015.
(5)	Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-195652) filed on September 3, 2014.
(6)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-205405) filed on August 17, 2015.
(7)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-205405 and 811-22432) filed on March 7, 2016.

(8)	Incorporated by reference to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (file Nos. 333-205405 and 811-22432) filed on November 21, 2016.
(9)	Incorporated by reference to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-205405 and 811-22432) filed on March 14, 2017.
(10)	Incorporated by reference to Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (file Nos. 333-205405 and 811-22432) filed on May 23, 2017.
(11)	Incorporated by reference to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-2 (file Nos. 333-205405 and 811-22432) filed on June 7, 2017.

ITEM 26. MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” in the prospectus contained herein is incorporated herein by reference.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$58,100	*
FINRA filing fee	75,500	**
NASDAQ Global Select Market	5,000
Printing and postage	120,000
Legal fees and expenses	200,000
Accounting fees and expenses	50,000
Miscellaneous	10,000
Total	$518,600

Note: Except the SEC registration fee and the FINRA filing fee, all listed amounts are estimates.

*	$45,807 of this amount has been offset against filing fees associated with unsold securities registered under a previous registration statement.
**	$53,347 of this amount has been offset against filing fees associated with unsold securities registered under a previous registration statement.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

The information contained under the headings “Management,” “Certain Relationships and Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein is incorporated herein by reference.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of the Registrant’s common stock at August 22, 2017.

Title of Class	Number of Record Holders
Common Stock, par value $0.01 per share	100

ITEM 30. INDEMNIFICATION

Directors and Officers

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s charter and Article XI of the Registrant’s Amended and Restated Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended, or the “1940 Act.”

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser and Administrator

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Oxford Lane Management, LLC, or the “investment adviser,” and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, BDC Partners, LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of BDC Partners, LLC’s services under the Administration Agreement or otherwise as administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, or the “Securities Act,” may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser, and each managing director, director or executive officer of the investment adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management — Board of Directors and Executive Officers,” “Investment Advisory Agreement” and “Portfolio Management — Investment Personnel.” Additional information regarding the investment adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71654), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Oxford Lane Capital Corp., 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830;
(2)	the Transfer Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021;
(3)	the Custodian, U.S. Bank National Association, One Federal Street, 3rd Floor, Boston, MA 02110; and
(4)	the Investment Adviser, Oxford Lane Management, LLC, 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

(1)	Registrant undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of common stock declines more than 10% from its net asset value per share of common stock as of the effective date of this Registration Statement, or (b) its net asset value per share of common stock increases to an amount greater than its net proceeds as stated in the prospectus contained herein.
(2)	Not applicable.
(3)	Registrant undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.
(4)	Registrant undertakes:
(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(b)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at the time shall be deemed to be the initial bona fide offering thereof;
(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(d)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(e)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(f)	To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.
(5)	Registrant undertakes that:
(a)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(b)	For purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to a new registration statement relating to the securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	Not applicable.
(7)	The Registrant undertakes to file a post-effective amendment to the registration statement pursuant to Section 8(c) of the Securities Act of 1933 in connection with any rights offering off of the registration statement that will result in greater than 15% dilution to the net asset value per share of the Registrant’s common stock.
(8)	The Registrant undertakes to file a post-effective amendment to the registration statement during any period in which offers or sales of the Registrant’s securities are being made at a price below the net asset value per share of the Registrant’s common stock as of the date of the commencement of such offering and such offering will result in greater than 15% dilution to the net asset value per share of the Registrant’s common stock.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 10 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Greenwich, in the State of Connecticut, on the 23rd day of August, 2017.

OXFORD LANE CAPITAL CORP.
By: /s/ Jonathan H. Cohen Jonathan H. Cohen Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 10 to the Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, and in the capacities indicated, on the 23rd day of August, 2017.

Signature	Title
/s/ Jonathan H. Cohen Jonathan H. Cohen	Chief Executive Officer and Director (Principal Executive Officer)
* Mark J. Ashenfelter	Chairman of the Board and Director
* John Reardon	Director
* Saul B. Rosenthal	President and Director
* David S. Shin	Director
/s/ Bruce L. Rubin Bruce L. Rubin	Chief Financial Officer (Principal Financial and Accounting Officer)
*	Signed by Jonathan H. Cohen pursuant to a power of attorney signed by each individual and filed with this Registration Statement on July 1, 2015.